As filed with the Securities and Exchange Commission on September 12, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

VitalStream Holdings, Inc.

(Exact name of registrant as specified in its charter)

Nevada	87-0429944
(State or other jurisdiction of Incorporation or organization)	(I.R.S. employer identification number)

One Jenner, Suite 100

Irvine, California 92618

(949) 743-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jack L. Waterman

Chief Executive Officer and Chairman

VitalStream Holdings, Inc.

One Jenner, Suite 100

Irvine, California 92618

(949) 743-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bryan T. Allen, Esq. Brian G. Lloyd, Esq. Parr Waddoups Brown Gee & Loveless 185 South State Street, Suite 1300 Salt Lake City, Utah 84111 (801) 532-7840	Robert J. Brigham, Esq. John T. McKenna, Esq. Cooley Godward LLP 3000 El Camino Real Palo Alto, California 94306 (650) 843-5000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement as determined by market conditions.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box:  ☐

If this Form is a post-effective amendment to registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common Stock, par value $0.001 per share	10,292,500	$9.50	$97,778,750	$10,463.00

(1)	Includes 1,342,500 shares which the underwriters have the option to purchase solely to cover overallotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) based on the average high and low reported sales prices of our common stock on the Nasdaq Global Market on September 7, 2006.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)	Dated September 12, 2006

8,950,000 Shares

VitalStream Holdings, Inc.

Common Stock

We are offering 5,000,000 shares and the selling stockholders are offering 3,950,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. Our common stock is quoted on the Nasdaq Global Market under the symbol “VSTH.” On September 11, 2006, the last reported sale price of our common stock was $9.85 per share.

Our business and an investment in our common stock involves significant risks. These risks are described under the caption “ Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to VitalStream Holdings, Inc.	$	$

Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional                  shares from us and                  shares from the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

The underwriters expect to deliver the shares against payment in New York, New York on                         , 2006.

Cowen and Company

Merriman Curhan Ford & Co.

ThinkEquity Partners LLC

Canaccord Adams

                , 2006

Focusing on Innovation

VitalStream provides technology and turnkey solutions permitting content owners to monetize their digital media by enabling the storage and delivery of audio and video content to a worldwide audience via the Internet.

Innovation is the cornerstone of VitalStream's strategy to drive our growth and create solutions that enable our customers to streamline workflow, monetize media assets and deliver a true interactive audience experience.

VitalStream Products and Solutions
Monetization Models
Subscription/ Pay-Per-View
Advertising
Solutions
Digital Rights Management (DRM)
Advanced Business Intelligence
Podcasting
IPTV
Managed Services
Professional Services
Products
Flash Video Streaming Service
Windows Media Streaming Service
Content Delivery Service
Small Business Services
Content Delivery Network
Multiple Petabyte Storage
Massively Scalable
Global 10 Gigabit Internet Peering
Fully Redundant Architecture
International Presence

VitalStream

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition and prospects may have changed since that date.

Information contained on our website is not part of this prospectus.

i

PROSPECTUS SUMMARY

This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock. You should carefully read the prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, including the information discussed under “Risk Factors” beginning on page 6 and our financial statements and notes thereto that appear elsewhere in this prospectus and the information incorporated by reference into this prospectus under “Incorporation Of Certain Information By Reference.” As used in this prospectus the terms “we,” “our,” “us” and similar terms refer to VitalStream Holdings, Inc. and our subsidiaries, taken as a whole, unless the context otherwise dictates. Unless otherwise stated, all the information in this prospectus assumes that the underwriters will not exercise their overallotment option.

Overview

We provide solutions for streaming digital media to large audiences over the Internet. Our content delivery network, or CDN, was purpose-built for streaming digital media and enables content owners to monetize their digital media assets via both subscription and ad-based business models. Historically, our core products have been Streaming Service for Flash, Streaming Service for Windows Media and managed hosting and colocation. In May 2006, we launched VitalStream Advertising Services offering proprietary ad selection and ad insertion capabilities, enabling customers to turn existing streaming traffic into content packaged with advertising. Some of our other offerings include Internet Protocol Television, or IPTV, VitalStream Professional Services and VitalStream Small Business Services.

Our target markets are media and entertainment, advertising, social networking websites, small-to-midsize business and small office/home office, corporate communications and educational institutions. Our customers include Fortune 500 corporations, movie studios, news, sports and information providers, music and radio companies, advertising agencies and educational institutions. The content we stream allows viewers to watch movie trailers online, view the latest news clips, take virtual home tours, hear podcasts, watch live sporting events or concerts and participate in video discussions for educational courses. We focus our marketing efforts on industries that we expect to use the Internet to distribute and monetize digital content through subscription, pay-per-view and the sale of advertising.

We believe our recent acquisition of the business of EON Streams, Inc. enhances our position as an end-to-end provider of solutions for content owners, broadcasters and advertisers seeking to generate revenues through the distribution of their content over the Internet. The core of this technology offering, renamed VitalStream Advertising Services, consists of proprietary ad selection and ad insertion capabilities. This advertising solution is designed to add live, targeted, online audio, video and rich media ads to enhance our customers’ audio and video streams based on audience demographics such as age, gender, geographic location and income level. Through dynamic ad insertion, media companies and content providers are able to generate new sources of revenue from existing content, and advertisers gain an additional channel to reach consumers. To date, we have not generated significant revenues from VitalStream Advertising Services. We anticipate recognizing revenue in the fourth quarter of 2006 for VitalStream Advertising Services, pursuant to contracts executed during the third quarter of 2006.

With the recent advances in streaming technology and continued growth in the number of people using broadband Internet connections, the Internet has become a widely used global medium for distributing audio content, video content, and integrated, interactive, or rich media content. The two primary platforms we use to stream digital content are Adobe’s Macromedia Flash and Microsoft’s Windows Media. Flash is a software development application for creating Internet and rich interactive applications that integrates animations, motion graphics, sound, text and video functionality for deployment via the Internet to browsers and other devices that run the Macromedia Flash Player. Windows Media is a software development application for deploying audio and video files via the Internet to browsers and other devices that contain Windows Media Players. To support our streaming service for Flash and Windows Media customers and to leverage our CDN, we offer managed hosting and colocation services. We provide server hardware, bandwidth and continuous system administration, including server and network monitoring, reporting, ongoing maintenance, security and backup to our hosting customers. We provide secure space and an Internet connection to our colocation customers, who monitor and control their servers and switching hardware.

As an Internet CDN provider specializing in the delivery of streaming content, we believe that we are well positioned to serve companies that are challenged by the complexities involved in deploying streaming media solutions on the Internet. Our products and services are designed to address this complexity by bringing together the hardware, software and solutions necessary to enable customers to deliver rich media content in an integrated and reliable fashion. We combine these products with a team of sales people and technicians who we believe are among the most experienced in Flash and Windows streaming in the industry. We believe our solution enables our customers to realize revenues from their digital media assets while limiting expenses related to additional information technology staff and internal infrastructure build-ups.

A distinctive element of our solution is MediaConsole, which provides our customers with efficient tools to manage, deliver and protect their digital media projects. The real time reporting capabilities of MediaConsole are designed to enable our customers to better understand the behavior (such as viewing or listening habits) of their audiences. Using MediaConsole our customers are able to determine when their content is being broadcast over the Internet and, as a result, can insert advertising into the content and charge listeners and viewers via numerous content delivery rules, including pay-per-view and subscription offerings.

Other products and services include our IPTV solution, VitalStream Professional Services and VitalStream Small Business Services. IPTV is a system through which a digital television service is delivered using the Internet Protocol over a network infrastructure. We currently enable IPTV content to be delivered over our world-wide CDN in either Flash or Windows Media format. Through VitalStream Professional Services we assist our customers in building customized solutions for their specialized business models. VitalStream Small Business Services is an easy-to-use, self-service solution available over the Internet at affordable entry-level price points designed to extend the reach of streaming media to this new market segment.

Our objective is to be a worldwide leader in the delivery of rich media content over the Internet. To do so, we need to expand our market penetration to acquire a leading market share, and attain and maintain profitability. Key elements of our strategy include:

•	Build out our advertising solution;

•	Expand international market penetration;

•	Optimize and increase our network capacity;

•	Maintain focus on the growing market for streaming services;

•	Develop and enhance features, services and sales channels; and

•	Selectively pursue strategic acquisitions.

Corporate Information

Our principal executive offices are located at One Jenner, Suite 100, Irvine, California 92618. Our telephone number is (949) 743-2000 and our Internet website address is www.vitalstream.com.

We effected a one-for-four reverse split of our common stock on April 5, 2006. Other than in the financial statements for periods ending on or before December 31, 2005 in the section entitled “Financial Statements” or as otherwise specified, all per share numbers in this prospectus have been adjusted to give retrospective effect to the one-for-four reverse stock split.

We have registered the VitalStream®, MediaConsole®, NetCluster®, PlayStream®, Playstream.com® and Digital Rights Media® trademarks with the United States Patent and Trademark Office and have filed an application for the registration of the trademark MediaOps™. All other trademarks and service marks appearing in this prospectus are the property of their respective holders.

The Offering

Common stock offered:

By VitalStream Holdings, Inc.	5,000,000 shares

By the Selling Stockholders	3,950,000 shares

Total	8,950,000 shares

Common stock outstanding after the offering	shares

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $             million. We intend to use the net proceeds for network build out, international expansion, expansion of our advertising services sales force and marketing programs, working capital and general corporate purposes. See “Use of Proceeds” for more information concerning our proposed use of proceeds.

Risk factors	See “Risk Factors” and other information included in this prospectus for discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq Global Market symbol	VSTH

The number of shares of our common stock to be outstanding after the closing of this offering is based on 23,050,385 shares outstanding as of August 31, 2006 and excludes:

•	shares of our common stock issuable upon exercise of options outstanding under our equity incentive plans as of August 31, 2006, at a weighted-average exercise price of $ per share, that will not be exercised by the selling stockholders in connection with the offering;

•	20,834 shares of our common stock issuable upon exercise of warrants outstanding as of August 31, 2006, at a weighted-average exercise price of $1.20 per share; and

•	227,510 shares of our common stock reserved for future grants under our equity incentive plans as of August 31, 2006.

Unless otherwise indicated, all information in this prospectus assumes:

•	no exercise by the underwriters of their overallotment option to purchase up to 1,342,500 additional shares of our common stock from us and the selling stockholders in this offering;

•	no exercise or forfeiture of options or warrants since August 31, 2006; and

•	no issuance of additional options to purchase shares of our common stock under our existing equity incentive plans since August 31, 2006.

Summary Consolidated Financial Data

	Historical					Pro Forma(1)
	Six Months Ended June 30,		Years Ended December 31,			Year Ended December 31, 2005
	2006(2)	2005	2005	2004	2003
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$11,768	$7,355	$15,880	$9,972	$7,001	$17,318
Cost of revenue	5,844	3,417	7,921	4,600	3,390	8,887

Gross profit	5,924	3,938	7,959	5,372	3,611	8,431
Total operating expenses	8,134	4,731	11,312	6,411	4,565	12,761

Operating loss	(2,210)	(793)	(3,353)	(1,038)	(954)	(4,330)
Net other income (expense)	37	69	(663)	(505)	(99)	(666)

Loss before income taxes	(2,173)	(724)	(4,016)	(1,544)	(1,053)	(4,996)
Tax expense	2	1	2	2	2	2

Net loss	$(2,175)	$(725)	$(4,018)	$(1,546)	$(1,055)	$(4,998)

Net loss per share—basic and diluted	$(0.10)	$(0.05)	$(0.25)	$(0.13)	$(0.14)	$(0.28)
Shares used in calculation of net loss per share	20,894	15,490	15,993	11,841	7,427	17,740

(1)	The unaudited pro forma statement of operations data reflects the pro forma effect of the acquisition of EON Streams, Inc. which was completed in May 2006 as if the acquisition had occurred on January 1, 2005.
(2)	Cost of revenue and total operating expenses for the six months ended June 30, 2006 include $8,243 and $558,631, respectively, of stock-based compensation expense in accordance with Statement of Financial Accounting Standards No. 123R.

	As of June 30, 2006,
	Actual	As Adjusted(1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$20,073	$
Total assets	56,160
Long term debt and capital lease obligations, excluding current portion	2,632
Stockholders’ equity	44,042

(1)	The as adjusted balance sheet data gives effect to (a) the issuance and sale of 5,000,000 shares of our common stock at the assumed public offering price of $ per share and receipt of net proceeds of approximately $ in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (b) the exercise of options to purchase shares being sold by the selling stockholders in this offering.

A $1.00 increase (decrease) in the assumed public offering price of $         per share would increase (decrease) each of cash, total assets and total stockholders’ equity by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of         million shares in the number of shares offered by us, to a total of         million shares, together with a concomitant $1.00 increase in the assumed public offering price of $         per share, would increase each of cash, total assets and total stockholders’ equity by $         million. Similarly, a decrease of         million shares in the number of shares offered by us, to a total of         million shares, together with a concomitant $1.00 decrease in the assumed public offering price of $         per share, would decrease each of cash, total assets and total stockholders’ equity by $         million. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, and all of the other information set forth or incorporated by reference in this prospectus before deciding to invest in shares of our common stock. If any of the adverse events or developments described below occur, our business, financial condition or results of operations could be negatively affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment in our common stock.

Risks Related to Our Business.

We may continue to experience net losses from operations and may never become profitable.

We have experienced net losses in each quarter since our inception and as of June 30, 2006 had an accumulated deficit of $14.8 million. We are uncertain when, or if, we will generate net income. Even if we do generate net income in one or more quarters in the future, subsequent developments in our industry, customer base, business or cost structure or expenses associated with our operations, or due to an event such as significant litigation or a significant transaction may cause us to again experience net losses. We may never become profitable for the long-term, or even for any quarter.

Our quarterly operating results have fluctuated significantly in the past and will continue to fluctuate in the future, which could cause our stock price to decline.

Our quarterly operating results have fluctuated significantly in the past, and we believe that they will continue to fluctuate in the future, due to a number of factors, many of which are beyond our control. If in future periods our operating results do not meet the expectations of investors or analysts who choose to follow our company, our stock price may fall. Factors that may affect our quarterly operating results include the following:

•	fluctuations in the size and timing of customer service orders and customer usage rates from one quarter to the next;

•	timing of delivery of our services and products;

•	addition of new customers or loss of existing customers;

•	our ability to enhance our services and products with new and better functionality;

•	costs associated with obtaining servers and additional bandwidth to satisfy customer demand;

•	productivity and growth of our sales force;

•	new product announcements or introductions or changes in pricing by our competitors;

•	the effect of variations in the market price of our common stock on our equity-based compensation expenses;

•	acquisitions of businesses or customers;

•	technology and intellectual property issues associated with our products; and

•	general economic trends, including changes in information technology spending or geopolitical events such as war or incidents of terrorism.

We are dependent on a concentrated number of customers, and a material reduction in revenue from any of our significant customers would harm our financial results.

Historically, a significant portion of our revenues has come from a limited number of customers. We may not be able to sustain our revenue levels from these customers because our revenues have largely been generated in connection with these customers’ decisions to choose our Streaming Service for Flash, Streaming Service for Windows Media and managed hosting and colocation services versus competing services. During the six months ended June 30, 2006, MySpace, Inc. accounted for 33% of our revenue. Our current agreement with MySpace, Inc. expires on September 30, 2006, and we expect that extensions or renewals of our agreement, if any, will be of short durations or terminable upon short-term notice. If MySpace, Inc. elects not to continue our agreement or reduces its usage of our CDN, our revenues will decrease. During 2005, Comcast Corporation, MySpace, Inc. and World Netmedia, LLC accounted for approximately 14%, 11% and 11% of our revenue, respectively. During 2004, World Netmedia, LLC and Hypermedia Systems, Inc. accounted for approximately 18% and 10% of our revenue, respectively. Several additional customers individually accounted for between 1% and 9% of our revenues during the six months ended June 30, 2006 and the years ended December 31, 2005 and 2004. Many of our agreements with customers are only for a year at a time and are generally terminable at any time upon short-term notice. In addition, during the term of an agreement, customer usage may expand or contract dramatically. Costs and disruptions associated with changing CDN providers are generally insignificant. Our largest customers generally use several CDN providers and, as a result, can move their business rapidly. As a result, customers accounting for a significant portion of our revenue could change CDN providers in any given quarter. Decisions by one or more significant customers to terminate or not renew their agreements with us, or to substantially reduce their use of our services, could substantially slow our revenue growth or lead to a decline in revenue.

We are substantially dependent upon technology and services provided by third parties, including our licenses of Adobe and Microsoft, and we may not be able to continue our current operations without such technology and services.

We rely on other companies to provide software licenses and supply key components of our network infrastructure, including Internet bandwidth, which constitutes our largest direct cost of providing services, and networking equipment. Additionally, we rely on third-party development of technology to provide media-related functionality, such as streaming media formats. We do not have long-term agreements governing the supply or license of many of these services or technologies, and most are available from only limited sources. Our Streaming Service for Flash and Streaming Service for Windows Media services are dependent upon licenses from Adobe Systems Incorporated and Microsoft Corporation, respectively. Our licenses are effective for the term of the applicable license agreements, which have limited terms and may be terminated early following an uncured material breach or may not be renewed upon expiration. Our license from Adobe terminates in December 2006. We have two successive one-year options to renew this license. Our license from Microsoft terminates in February 2007. A termination or nonrenewal of our license agreements with Adobe or Microsoft would result in a decrease in revenue and would harm our business. In the future, irrespective of our licenses with Adobe or Microsoft, we may be unable to continue to obtain needed services or licenses for needed technologies on commercially reasonable terms, or at all, which would harm our ability to continue to provide services, our cost structure and/or the quality of our services.

If we are unsuccessful in introducing our ad selection and ad insertion service and if our customers do not adopt our ad selection and ad insertion technology, we may not be able to achieve or sustain our anticipated growth.

We currently offer ad insertion technology for audio and video streams. Our VitalStream Advertising Service is designed to enable customers to turn existing streaming traffic into content packaged with advertising. To date, our revenues from VitalStream Advertising Service have not been material. Ad insertion for audio and video streams is a new technology and a new method of advertising and is subject to technological and market acceptance risk. If our VitalStream Advertising Service fails to achieve market acceptance, we may not grow our business, and our revenue may grow slower than expected. In addition, if we do not continue to improve our VitalStream Advertising Service, it may not remain competitive with other services.

If we acquire or invest in other companies, assets or technologies and we are not able to integrate them with our business, or we do not realize the anticipated financial and strategic goals for any such transaction, our financial performance may be impaired.

As part of our growth strategy, we recently acquired substantially all of the assets of EON Streams, Inc. We have also made several other business acquisitions in the past. We routinely consider acquiring or making investments in companies, assets or technologies that we believe are strategic to our business. We do not have extensive experience in integrating new businesses or technologies, and if we acquire or invest in a company or technology, we will be exposed to a number of risks, including:

•	we may find that the acquired company or technology does not further our business strategy, that we overpaid for the company or technology or that the economic conditions underlying our acquisition decision have changed;

•	we may have difficulty integrating the assets, technologies, operations or personnel of an acquired company, or retaining the key personnel of the acquired company;

•	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises;

•	we may encounter difficulty entering and competing in new product or geographic markets or increased competition, including price competition or intellectual property litigation; and

•	we may experience significant problems or liabilities associated with product quality, technology and legal contingencies relating to the acquired business or technology, such as intellectual property or employment disputes.

In addition, from time to time we may enter into negotiations for acquisitions or investments that are not ultimately consummated. These negotiations could result in significant diversion of management time, as well as substantial out-of-pocket costs. If we were to proceed with one or more significant acquisitions or investments in which the consideration included cash, we could be required to use a substantial portion of our available cash, including proceeds from this offering. To the extent we issue shares of capital stock or other rights to purchase capital stock, including options and warrants, existing stockholders might be diluted. In addition, acquisitions and investments may result in the incurrence of debt, large one-time write-offs, such as for acquired in-process research and development costs, and restructuring charges.

Our operations are subject to potential disruption from system failure and security risks that could lead to a loss of customers and harm our business.

Our operations are dependent upon our ability to protect our CDN against interruptions, damages and other events that may harm our ability to provide services to our customers on a short-term or long-term basis and may lead to lawsuits, customer losses, liabilities and harm to our reputation. We may not have in place adequate quality assurance procedures or redundancy and may fail to detect inadequacies until problems arise. If we are unable to identify problems on a timely basis, we could experience a loss of revenues and market share, damage to our reputation, increased expenses and legal actions by our customers. Our content delivery network and core operations are vulnerable to various potential problems, including the following:

•	our network infrastructure, or that of our key suppliers, may be damaged or destroyed, and our ability to provide service may therefore be interrupted or eliminated, by natural disasters, such as fires, earthquakes and floods, or by power outages, telecommunications failures or similar events;

•	we and our users may experience interruptions in service as a result of the accidental or malicious actions of Internet users or hackers, including current or former employees;

•	we and our users may experience interruptions in service as a result of the failure of our suppliers, particularly suppliers of electricity and bandwidth, to perform their contractual obligations. Our recourse against such suppliers is generally limited;

•	unauthorized access to our network and servers may jeopardize the security of confidential information stored in our computer systems and our customers’ computer systems, which may result in liability to our customers, and also potentially to us, and may deter potential customers;

•	we may face liability for transmitting computer viruses to third parties that damage or impair their access to computer networks, programs, data or information. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to our customers; and

•	failures of our hardware, software or systems, or those of our suppliers, may disrupt service to our customers, and, therefore, from our customers to their customers, which could materially impact our operations and the operations of our customers, and harm our relationships with our customers and lead to potential lawsuits and liabilities.

For example, certain customers have experienced interruptions in service as a result of public utility power outages affecting our Los Angeles data center that resulted in certain secondary failures in the back-up power supply of the data center landlord on several occasions in the past year. In each case, we have received requests from some affected customers and agreed to provide service credits to certain customers primarily in accordance with our standard service level agreement and, in some cases, in accordance with different terms.

Interruptions in service, transmissions of viruses and other problems arising from one of, or a combination of, a natural disaster, power outage, unauthorized access, computer virus, equipment, software or system failure or other disruption could result in claims for consequential and other damages, significant repair and recovery expenses and extensive customer losses and otherwise lead to a decrease of revenues, increase in expenses or adverse affect on our business, financial condition and results of operations.

Our failure to meet performance standards under our service level agreements could result in our customers terminating their relationship with us or our customers being entitled to receive service credits which could lead to reduced revenues.

We have service level agreements with substantially all of our customers in which we provide various guarantees regarding our levels of service. As a result, service interruptions could result in difficulty maintaining our service level commitments required by these agreements. If we fail to provide the levels of service required by these agreements, our customers may be able to receive service credits for their accounts, as well as terminate their relationship with us. In addition, any inability to meet our service level commitments could reduce the confidence of our customers and could consequently impair our ability to obtain and retain customers, which would harm our ability to generate revenues and our operating results.

We intend to expand our operations and increase our expenditures in an effort to grow our business. If we are unable to achieve or manage significant growth and expansion, or if our business does not grow as we expect, our operating results will suffer.

In order to successfully implement our business strategy, we must achieve substantial growth in our customer base through sales, business acquisitions or a combination thereof. We may not achieve such growth. If achieved, significant growth would place increased demands on our management, accounting systems, network infrastructure and systems of financial and internal controls. We intend to use a portion of the proceeds to build out our network, to fund our international expansion efforts and to expand our advertising services sales force and marketing programs. We may be unable to expand associated resources and refine associated systems fast enough to keep pace with expansion, especially as we expand into multiple facilities at distant locations.

Rapid growth would also require an increase in the capacity, efficiency and accuracy of our billing and customer support systems. This would require an increase in the number of our personnel, particularly within accounting, customer service and technical support. Because of competition for employees and difficulties inherent in hiring, retaining and training large numbers of service and support personnel in a short period of time, we may be short staffed at times or be staffed with relatively inexperienced personnel. Our labor, administrative, professional fees and other costs may also increase. Any failure to expand our technical and personnel infrastructure with our business could lead to a decline in the quality of our sales, marketing, service, or other aspects of our business and lead to a long-term decline in revenue.

If we are unable to sell our services at acceptable prices relative to our costs, our business and financial results are likely to suffer.

Prices we have been charging for some of our services have declined in recent years. We expect that this decline may continue in the future as a result of, among other things, existing and new competition in the markets we serve. Consequently, our historical revenue rates may not be indicative of future revenues based on comparable traffic volumes. If we are unable to sell our services at acceptable prices relative to our costs or if we are unsuccessful with our strategy of selling additional services and features to our existing content delivery customers, our gross margins will decrease, and our business and financial results will suffer.

If we are unable to keep up with evolving industry standards and changing user needs, our business is likely to suffer, and we may need to deploy significant company resources to keep up with evolving industry standards and changing user needs.

The market for our Internet streaming and other services, and the markets for products and services utilizing our streaming and other services, are relatively new and rapidly evolving. As our customers’ needs and industry standards continue to evolve, our success will depend, in part, on our ability to timely and accurately identify emerging trends and to modify our services offerings accordingly. We may be unable to modify our proprietary technology, obtain licenses for key third-party technologies or integrate technologies rapidly and efficiently enough to keep pace with emerging trends. We may fail to identify and invest in technologies that subsequently dominate the industry, and we may build our offerings around, and invest in, technologies that fail to achieve a substantial foothold in the industry. In addition, new industry standards or technologies could render our Internet streaming and other services obsolete and unmarketable or require substantial reduction in the fees we charge.

Any failure on our part to properly identify, invest in and adopt new technologies that subsequently achieve market dominance in a timely and cost effective manner could lead to a substantial reduction in our market share, a reduction in our revenue and an increase in our operating costs. Any such decrease in revenues, or increase in costs, would harm our business, financial condition and results of operations.

The market for services supported by our Internet streaming services may not continue to grow at a sufficient pace to permit our continued growth.

Our continued growth is dependent upon the continued expansion of the markets for services supported by our Internet broadcasting and streaming services. This includes markets for services such as the streaming of movie trailers and music samples online, virtual home tours, online video games, live streamed sporting events or concerts and video conferences or presentations. The market for streaming-supported services may not continue to grow for various reasons, including:

•	consumers may determine not to view or listen to streamed audio and video over the Internet because of, among other factors, poor reception of streamed broadcasts or the creation or expansion of competing technologies, such as television beaming or interactive cable that may provide a similar service at lower cost or with better features;

•	consumers may not acquire high-speed connectivity to the Internet, which is essential for viewing streamed digital media, in sufficient numbers to support growth in the data streaming;

•	risks related to copyright and patent infringement, royalty payments to artists and publishers, illegal copying and distribution of data, or other intellectual property issues may limit the feasibility of streaming digital media;

•	new technologies may make it more feasible and cost effective for our customers to bring streaming in house;

•	customers that use the Internet to broadcast presentations or meetings may determine that alternative means of communications are more effective or less expensive; and

•	new laws and regulations, including confusing or expensive tax laws, may increase the cost to our customers or to the public of transacting business or streaming or viewing digital media over the Internet.

If the market for streaming-dependent services does not grow, or grows more slowly than expected, our business, results of operations and financial condition will be harmed. Our business plan assumes continued growth in revenue, and it is unlikely that we could become profitable if our revenue was to cease growing.

The markets in which we operate are highly competitive, and we may be unable to compete successfully against existing or future competitors of our businesses.

We have experienced, and expect to continue to experience, increasingly competitive markets for our services. Our current and future competitors in Internet streaming may include other CDN providers, Internet broadcast network specialty providers and alternative access providers such as cable television companies, direct broadcast satellite companies, telecommunication companies, wireless communications providers and other established media. Our current and future competitors in hosting and colocation may include other Internet hosting, colocation and access businesses, including such major providers as Savvis and AT&T. Barriers to entry in the hosting and colocation business are minimal.

Many of our existing and prospective competitors have longer operating histories and greater market presence, brand recognition, engineering and marketing capabilities, and financial, technological and personnel resources than we do. Competitors with an extended operating history, a strong financial position and an established reputation have an inherent marketing advantage because of the reluctance of many potential customers to entrust key operations to a company that may be perceived as unproven or unstable. In addition, our competitors may be able to use their extensive resources to our disadvantage in the following ways, among others:

•	to improve and expand their communications and network infrastructures more quickly than we can;

•	to reduce costs, particularly bandwidth costs, because of discounts associated with large volume purchases;

•	to offer less expensive streaming, hosting, colocation and related services as a result of a lower cost structure, greater capital reserves or otherwise;

•	to adapt more swiftly and completely to new or emerging technologies and changes in customer requirements;

•	to offer bundles of related services that we are unable to offer;

•	to take advantage of acquisition and other opportunities more readily; and

•	to devote greater resources to the marketing and sales of their products.

If we are unable to compete effectively in our various markets, or if competition places downward pressure on the prices at which we offer our services, our business, financial condition and results of operations may suffer.

Our sales cycle requires us to expend a significant amount of resources, and could have an adverse effect on the amount, timing and predictability of future revenues.

The sales cycle of our products and services, beginning from our first customer contact to closing of the sale, often ranges from one to three months. We may expend significant resources during the sales cycle and ultimately fail to close the sale. The success of our sales process is subject to factors over which we have little or no control, including:

•	the timing of our customers’ budget cycles, approval processes and product launches;

•	the announcement or introduction of competing products; and

•	established relationships between our competitors and our potential customers.

We expend substantial time, effort and money educating our current and prospective customers as to the value of our products and services. Even if we are successful in persuading lower-level decision makers within our customers’ organizations of the benefits of our products and services, senior management might nonetheless elect not to buy our products and services after months of sales efforts by our employees or resellers. If we are unsuccessful in closing sales after expending significant resources, this would result in a decrease in revenues and increase in operating expenses and would harm our business.

If we are unable to maintain peering arrangements with Internet Service Providers on favorable terms, our revenues could decrease and our operations could be harmed.

We enter into “peering” agreements with Internet Service Providers. “Peering” is the voluntary interconnecting of distinct data networks on the Internet in order to increase the number of alternatives participants have for the routing of data. Previously, many providers agreed to exchange traffic without charging each other. Recently, however, many providers that previously offered peering have reduced peering relationships or are seeking to impose charges for transit. Increases in costs associated with Internet and exchange traffic could have an adverse effect on our business. If we are not able to maintain our peering relationships on favorable terms, our costs may increase or, if we decrease our use of peering relationships, the data transmission speed experienced by our customers may decrease. Such an increase in cost, decrease in transmission speed or combination of the two would likely lead to a decrease in our customer base and otherwise harm our business. In addition, consolidation in the telecommunication industry has led to fewer companies providing Internet bandwidth between major nodes, which may lead to higher prices for the bandwidth services we depend upon.

The network architecture and data tracking technology underlying our services is complex and may contain errors in design or implementation that could harm our business.

The network architecture and data tracking technology underlying our streaming and hosting services is complex and includes software and code used to generate customer invoices. This software and code is either developed internally or licensed from third parties. Any of the system architecture, system administration, software or code may contain errors, or may be implemented or interpreted incorrectly, particularly when first introduced or when new versions or enhancements to our services are released. In addition, with respect to certain usage-based billing, the data used to bill the customer for usage is an estimate, based upon complex formulas or algorithms. We or the customer may subsequently believe that such formulas or algorithms overstate or understate actual usage. In any such case, a design or application error could cause overbilling or underbilling of our customers, which may:

•	harm our relationship with those customers and others, possibly leading to a loss of affected and unaffected customers;

•	lead to billing disputes and related legal fees, and diversion of management resources;

•	increase our costs related to product development; and/or

•	result in a decrease in revenues and increase in expenses, either prospectively or retrospectively.

We may have insufficient transmission, electrical power and server capacity, which could result in interruptions in our services and loss of revenues.

Our operations are dependent in part upon transmission and electrical power capacity provided by third-party telecommunications network providers and power companies or owners of the facilities at which our data centers are located. In addition, our content delivery network must be sufficiently robust to handle all of our customers’ traffic. We may not be adequately prepared for unexpected increases in bandwidth demands by our customers, and the bandwidth we have contracted to purchase may become unavailable for a variety of reasons, including due to payment disputes or network providers going out of business. Any failure of these network providers to provide the capacity we require, due to financial or other reasons, may result in a reduction in, or interruption of, service to our customers. If we do not have adequate access to third-party transmission capacity, we could lose customers. If we are unable to obtain adequate transmission capacity or power on terms commercially acceptable to us, or at all, our business and financial results could suffer. We may not be able to deploy on a timely basis enough servers to meet the needs of our customer base or effectively manage the functioning of those servers. In addition, damage or destruction of, or other denial of access to, a facility where our servers are housed could result in a reduction in, or interruption of, service to our customers.

If “network neutrality” principles do not continue to govern the Internet, our business may be harmed by an increase in costs associated with the bandwidth underlying our streaming services.

The Internet is currently “network neutral.” This means that network providers generally transport all packets of data on a first come, first served basis, offer service plans distinguished only by bandwidth, refrain from billing third parties for network service and provide access to all sources of content on an equal basis. Residential broadband providers such as Verizon, Comcast, and AT&T have proposed tiered service offerings. In a tiered, as opposed to a neutral system, data from entities that purchase the higher tiered and more expensive service streams through the Internet faster and with more consistency than data from entities that have purchased lower tiered offerings. If content providers are able to charge for premium services, because of the importance of speed and quality to our streaming services, we would likely be required by our customers to purchase and pay for premium services, which may significantly increase our bandwidth and related costs. We would likely attempt to pass along these premium charges to our customers. If our customers are unwilling to pay premium charges, or if our competitors are able to provide premium services in a more cost-effective manner than we are, we would experience an increase in costs without a corresponding increase in revenue, which would harm our business and results of operations.

Third party claims that we infringe upon their intellectual property rights could be costly to defend or settle and could harm our business and reputation.

Litigation regarding intellectual property rights is common in our industry and in the Internet and software industries generally. For example, Akamai Technologies Inc. recently filed a patent infringement lawsuit against Limelight Networks Inc. We expect that Internet technologies and software products and services may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. We may from time to time encounter disputes over rights and obligations concerning intellectual property that we developed ourselves or that we license from third parties. Third parties may bring claims of infringement against us, or against others from whom we license intellectual property, which may be with or without merit. We could be required, as a result of an intellectual property dispute, to do one or more of the following:

•	cease making, selling, incorporating or using products or services that rely upon the disputed intellectual property;

•	obtain from the holder of the intellectual property right a license to make, sell or use the disputed intellectual property, which license may not be available on reasonable terms, or at all;

•	redesign products or services that incorporate disputed intellectual property;

•	pay monetary damages to the holder of the intellectual property right; or

•	spend significant amounts of time and money defending such a dispute.

The occurrence of any of these events could result in substantial costs and diversion of resources or could severely limit the products and services we can offer, or delay the delivery of products and services, which could seriously harm our business, operating results, reputation and financial condition. We may learn of intellectual property of third parties that merits a closer examination, and in such case, we may spend time and money analyzing such other third party intellectual property, and if appropriate, obtain non-infringement and/or invalidity opinions from counsel.

In addition, we have agreed, and may agree in the future, to indemnify certain of our customers against claims that our products or services infringe upon the intellectual property rights of others. We could incur substantial costs in defending ourselves and our customers against infringement claims and ultimately be required to pay substantial monetary damages in the event of a successful infringement claim against us. In the event of an infringement claim, our customers may also be subject to the costs and other consequences set forth above, which we may be required to bear on their behalf. Defense of any lawsuit or payment of any damages, or failure to obtain any such required licenses, could harm our business, operating results and financial condition.

If the protection of our intellectual property is inadequate, our competitors may gain access to our technology, our competitive position could be harmed, we could be required to incur expenses to enforce our rights, and our business may suffer.

We depend on our ability to develop and maintain the proprietary aspects of our technology. We have filed trademark registrations with respect to certain trade names we use, have acquired rights under pending patent applications and have acquired a copyright registration with respect to certain copyrights acquired in the acquisition of PlayStream. We also seek to protect our copyrights, trade secrets and other proprietary information through a combination of contractual provisions, confidentiality procedures, and common law copyright and trademark principles, but these actions may be inadequate. Protection of our intellectual property is subject to many risks, including the following:

•	our pending patent applications may not be granted for various reasons, including the existence of similar patents or defects in the applications; if pending patent applications are granted, they may be challenged, invalidated or circumvented because of the pre-existence of similar patented or unpatented intellectual property rights or for other reasons;

•	we have not applied for copyright registrations with respect to our proprietary rights in our core streaming and data management programs, methods or other ideas, including those related to our MediaConsole, and common law rights associated with copyrights and trade secrets afford only limited protection;

•	our claims of proprietary ownership (and related common law copyright assertions) may be challenged or otherwise fail to provide us with the ability to prevent others from copying our technology;

•	our existing or any future trademark applications may not be accepted or may be pre-empted, and registrations may be canceled or otherwise fail to provide meaningful protection in jurisdictions where we intend to do business; and

•	the validity, enforceability, scope and type of protection of proprietary rights in Internet-related industries is uncertain and still evolving.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information we regard as proprietary. Confidentiality may be compromised intentionally or accidentally by contractors, customers, other third parties or our employees. Policing unauthorized use of our products is difficult, particularly outside the U.S. We may expend significant amounts of time and money investigating and asserting claims against third parties. Although we are unable to determine the extent to which piracy of our products and technology exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to the extent the U.S. laws do. In addition, others may develop independently equivalent or superior technology or intellectual property rights.

We are dependent upon key personnel who may leave at any time and may be unable to attract qualified personnel in the future which could harm our anticipated growth, implementation of current business plans and may impair our financial performance.

We are highly dependent upon the continued services of our senior management team. As a result of our recent growth and the number of new customers and transactions, we are constantly evaluating our executive and management resources. To the extent our executives officers and managers are parties to employment agreements, such agreements are terminable at will by such employees. If one or more of our executives or senior managers were to leave, particularly if several were to leave within a short period of time, we may experience a significant disruption in our ability to recruit and retain customers, maintain our internal controls, and complete significant transactions in a timely and competent manner. In addition, we may be unable to recruit competent replacement personnel on a timely basis. The loss of the services of key executive or management personnel could harm our ability to execute our business plan and may impair our financial performance.

We may become subject to risks associated with international operations, which could slow our anticipated growth, implementation of current business plans and impair our financial performance.

We plan to expand our marketing efforts in foreign countries, which will involve the establishment of one or more data centers or other bases of operations outside of the U.S. We currently have a data center in the Netherlands. The establishment or expansion of foreign operations involves numerous risks, including without limitation:

•	we may incur losses solely as a result of the fluctuation of the value of the U.S. dollar, as most of our costs will continue to be denominated in dollars, while our revenues may increasingly be denominated in other currencies;

•	we may incur significant costs in order to comply with, or obtain intellectual property protection under, the laws of foreign countries, and even then, foreign courts or other tribunals may decline to honor our intellectual property rights, may not enforce our contracts as written and may impose restrictions, taxes, fines and other penalties that exceed those that would generally be imposed under U.S. laws;

•	we may be the target of anti-U.S. politically motivated actions, including boycotts, sabotage, violence, nationalization of resources or discrimination;

•	costs and risks associated with management and internal controls may increase as our employees and assets are located outside of the southern California region, and increase compliance management and costs with respect to U.S. export control legislation and the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations promulgated thereunder;

•	if our overseas revenues increase, our dependence on such revenues may also increase, which would make us increasingly subject not only to economic cycles in the U.S., but also to cycles in other nations, which may be more variable than those in the U.S.;

•	we may be subject to tariffs, export controls or other trade barriers; and

•	we may experience increased difficulties in collecting delinquent accounts receivable.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could harm our operating results.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we maintain effective internal controls over financial reporting. Beginning December 31, 2006, we are required to furnish annually a report of our management’s assessment of the effectiveness of our internal controls over financial reporting and to cause our auditors to attest to, and report on, our assessment. In addition, effective internal controls are necessary for us to provide reliable and accurate financial reports and effectively prevent fraud. We have not yet completed a report, or undergone an audit on a report, related to management’s assessment of our internal controls. We may identify material weaknesses or other areas in need of improvement in connection with management’s assessment of our internal controls. Separately, our auditors may identify material weaknesses or other areas in need of improvement as part of their review and audit of our internal controls. We could experience significant expenses in connection with the design and implementation of our internal assessment, the audit of our assessment and efforts to remedy any weaknesses identified. In addition, we may fail to identify and remedy weaknesses in our internal controls over financial reporting. Weaknesses in our existing internal controls, or any failure to remedy weaknesses in internal controls in the future, could harm our operating results or cause management to be unable to report that our internal controls over financial reporting are effective.

Increases in government regulation may have an adverse effect on our business and increase compliance costs.

As Internet commerce continues to evolve, and, in particular, as the use of streaming media in markets such as wireless communications increases, we expect that federal, state or foreign legislatures and agencies may adopt laws and regulations affecting our business or our customers, including laws or regulations potentially imposing taxes or other fees on us or our customers, imposing reporting, tracking or other similar requirements or imposing restrictions or standards on us or our customers related to issues such as user privacy, pricing, content and quality of products and services. Such laws and regulations may significantly increase our costs of operations, may expose us to liability or may limit the services we can offer, or may impose similar burdens on our customers, which in turn may negatively impact our business, financial condition and results of operations. In particular, the growth and development of the market for online commerce has prompted calls for more stringent tax, consumer protection and privacy laws, both in the U.S. and abroad, that may impose additional burdens on companies conducting business online or providing Internet-related services such as ours. This could negatively affect both our business directly as well as the businesses of our customers, which could reduce their demand for our services. Tax laws that might apply to our servers, which are located in many different jurisdictions, could require us to pay additional taxes that would adversely affect any profitability we may experience. Internet-related laws remain largely unsettled, even in areas where there has been some legislative action. The adoption or modification of laws or regulations relating to the Internet or our operations, or interpretations of existing law, could adversely affect our business.

If we are found liable for the material that content providers distribute over our network, we could incur material monetary settlements.

The law relating to the liability of private network operators for information carried on or disseminated through their networks is still unsettled in many jurisdictions. We may become subject to legal claims relating to the content disseminated on our network. Lawsuits may be brought against us claiming that material on our network on which one of our customers relied was inaccurate. Claims could also involve matters such as defamation, invasion of privacy and copyright infringement. Content providers operating private networks have been sued in the past, sometimes successfully, based on the content of material. Such actions could be brought against us in international jurisdictions and defending such actions could be costly and divert management attention. If we need to take costly measures to reduce our exposure to these risks, or are required to defend ourselves against, or pay large monetary settlements in connection with, such claims, our financial results could be negatively affected.

Risks Related to This Offering.

Our common stock has low trading volume, which may make it difficult to dispose of a large number of shares.

Our common stock has only been quoted on The Nasdaq Stock Market, Inc. since June 21, 2006. The volume of trading in our common stock is relatively low, which limits significantly the number of shares that investors can purchase or sell in a short period of time without adversely affecting the market price of our common stock. Consequently, an investor may find it more difficult to dispose of large numbers of shares of our common stock or to obtain a fair price for our common stock in the market.

The market price for our common stock is volatile and may change dramatically at any time.

The market price of our common stock may be highly volatile. Our stock price may change dramatically as the result of announcements of our quarterly results, new products or innovations by us or our competitors, the execution or termination of significant customer contracts, significant litigation or other factors or events that could affect our business, financial condition, results of operations or future prospects. In addition, the market price for our common stock may be affected by various factors not directly related to our business, including the following:

•	a single acquisition or disposition, or several related acquisitions or dispositions, of a large number of our shares;

•	the interest of the market in our business sector, without regard to our financial condition or results of operations; and

•	economic and other external market factors, such as a general decline in market prices due to poor economic indicators or investor distrust.

If our existing stockholders sell a large number of shares of our common stock or the public market perceives that existing stockholders might sell shares of our common stock, the market price of our common stock could decline significantly. As of August 31, 2006, we had 23,050,385 outstanding shares of common stock. Of these shares, other than the 1,747,312 shares of common stock we issued to EON Streams, Inc. in May 2006, which are “restricted securities” under Rule 144 of the Securities Act of 1933, substantially all of our outstanding shares of common stock may be sold without significant restriction pursuant to resale registration statements that we have filed for the benefit of certain stockholders or pursuant to Rule 144(k) of the Securities Act of 1933.

If you purchase shares of common stock in the offering, you will suffer immediate and substantial dilution of your investment.

Purchasers of common stock in the offering will pay a price per share that substantially exceeds the per share value of our tangible assets less our liabilities and the per share prices paid by our existing stockholders and by persons who exercise currently outstanding options and warrants to acquire our common stock. At an assumed public offering price of $             per share, you will experience immediate and substantial dilution of $             per share, representing the difference between our as adjusted net tangible book value per share after giving effect to the offering and the assumed public offering price. The exercise of outstanding options and warrants will result in further dilution. For a further description of the dilution that you will experience immediately after the offering, please see “Dilution.”

Our ability to issue preferred stock and common stock may significantly dilute ownership and voting power, negatively affect the price of our common stock and inhibit hostile takeovers.

Under our Articles of Incorporation, as amended, we are authorized to issue up to 10,000,000 shares of preferred stock and 290,000,000 shares of common stock without seeking stockholder approval. Our board of directors has the authority to create various series of preferred stock with such voting and other rights superior to those of our common stock and to issue such stock without stockholder approval. Any issuance of such preferred stock or common stock would dilute the ownership and voting power of existing holders of our common stock and may have a negative effect on the price of our common stock. The issuance of preferred stock without stockholder approval may also be used by management to stop or delay a change of control, or might discourage third parties from seeking a change of control of our company, even though some stockholders or potential investors may view possible takeover attempts as potentially beneficial to our stockholders.

The concentration of our capital stock in the hands of affiliates may limit the voting power of other stockholders and permit affiliates to make decisions benefiting themselves at the expense of stockholders generally.

Our executive officers, directors, affiliates of our officers and directors and other holders of more than five percent of our common stock collectively own or control approximately 50.3% of the voting power of VitalStream prior to this offering (    % if all shares offered by the selling stockholders pursuant to this prospectus are sold). As a result, if such persons act together, they have the ability to effectively control substantially all matters submitted to our stockholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. These stockholders may make decisions that benefit themselves at the expense of stockholders generally.

Within the affiliate group as of August 31, 2006, affiliates of Dolphin Equity Partners held 3,190,114 shares, representing 13.84% of the outstanding common stock of VitalStream (    % if all shares offered by the selling stockholders pursuant to this prospectus are sold), and affiliates of WaldenVC held 3,305,959 shares, representing 14.34% of the outstanding common stock of VitalStream (    % if all shares offered by the selling stockholders pursuant to this prospectus are sold). Each of Dolphin Equity Partners and WaldenVC also has contractual rights effectively assuring each of them a seat on our board of directors, which rights will survive the sale of all of the shares offered by Walden pursuant to this prospectus. As a result of their stock holdings and board seats, Dolphin Equity Partners or WaldenVC may be able to block, or extract concessions or special benefits in connection with, various transactions, including any future financing or business combination transactions.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could harm our business, delay the introduction of new products and services and cause the price of our common stock to decline.

We have never declared, do not presently intend to declare, and are currently not permitted to declare, dividends with respect to our common stock.

We have never declared dividends on our common stock. We intend to retain earnings, if any, to finance the operation and expansion of our business and, therefore, we do not expect to pay cash dividends on our shares of common stock in the foreseeable future. In addition, restrictive covenants in our financing agreements with Comerica Bank presently prohibit us from paying dividends without the consent of Comerica Bank.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains various forward-looking statements. Such statements can be identified by the use of the forward-looking words “anticipate,” “estimate,” “project,” “likely,” “believe,” “intend,” “expect,” “may,” “will,” “could,” “would,” “should,” “plan,” “predict,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words or similar words. These statements discuss future expectations, contain projections regarding future developments, operations, or financial conditions, or state other forward-looking information. When considering such forward-looking statements, you should keep in mind the risk factors noted in the previous section and other cautionary statements throughout this prospectus and our periodic filings with the SEC that are incorporated herein by reference. You should also keep in mind that all forward-looking statements are based on management’s existing beliefs about present and future events outside of management’s control and on assumptions that may prove to be incorrect. If one or more risks identified in this prospectus or any applicable filing materializes, or any other underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected, or intended. You should refer to the “Risk Factors” section of this prospectus for a discussion of factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933 do not protect any forward-looking statements that we make in connection with this offering. All the forward-looking statements contained in this prospectus are qualified by the foregoing cautionary statements.

USE OF PROCEEDS

The net proceeds we will receive from the sale of the shares of common stock offered by us, assuming a public offering price of $             per share and after deducting underwriting discounts and commissions and offering expenses payable by us, are estimated to be $             million, $             million if the underwriters’ overallotment option is exercised in full. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

A $1.00 increase (decrease) in the assumed public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase of             million shares in the number of shares offered by us, to a total of             million shares, together with a concomitant $1.00 increase in the assumed public offering price of $             per share, would increase the net proceeds to us from this offering by approximately $             million. Similarly, a decrease of             million shares in the number of shares offered by us, to a total of             million shares, together with a concomitant $1.00 decrease in the assumed public offering price of $             per share, would decrease the net proceeds to us from this offering by approximately $             million. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering.

We intend to use approximately $10 million of the proceeds of this offering for additional buildout of our network, approximately $5 million of the proceeds of this offering to fund our international expansion efforts and approximately $5 million to fund the expansion of our advertising services sales force and marketing efforts. We expect to use the remaining proceeds for general corporate purposes, including, but not limited to, capital expenditures, internal information technology applications and working capital. We may also use a portion of the proceeds for the potential acquisition of, or investment in, technologies, products or companies that complement our business, although we have no current understandings, commitments or agreements to do so.

The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of expansion efforts, the amount of proceeds actually raised in this offering and the revenue we generate. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. Pending such utilization, we intend to invest the proceeds in short-term, investment grade, interest-bearing securities. We believe that our existing capital resources and the net proceeds from this offering together with our revenues, and funds available through our credit facility and leasing arrangements will be sufficient to meet our projected operating requirements through at least December 31, 2007.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in connection with sales by them. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, but not limited to, all registration and filing fees and fees and expenses of our counsel and our independent registered public accounting firm.

PRICE RANGE OF COMMON STOCK

Our common stock has been quoted on the Nasdaq Stock Market under the symbol “VSTH” since June 21, 2006. From April 5, 2006 to June 20, 2006, our common stock was quoted on the OTC Bulletin Board under the symbol “VSHI” and under the symbol “VSTH” prior to April 5, 2006. The following table sets forth, for the periods indicated, the high and low closing sale prices per share for our common stock, as reported by the OTC Bulletin Board, the Nasdaq Capital Market or the Nasdaq Global Market, as applicable. All prices set forth below have been adjusted to give retrospective effect to a one-for-four reverse stock split that occurred on April 5, 2006.

	High	Low
Year Ended December 31, 2004:
First Quarter	$6.04	$2.52
Second Quarter	5.00	2.76
Third Quarter	3.20	2.28
Fourth Quarter	3.36	1.96
Year Ended December 31, 2005:
First Quarter	$3.88	$2.44
Second Quarter	2.92	1.96
Third Quarter	4.60	2.80
Fourth Quarter	7.40	3.76
Year Ending December 31, 2006:
First Quarter	$10.28	$5.70
Second Quarter	13.55	9.10
Third Quarter (through September 11, 2006)	10.26	7.82

The last reported sale price of our common stock on the Nasdaq Global Market on September 11, 2006 was $9.85 per share. As of August 31, 2006, there were 23,050,385 shares of our common stock outstanding, held by approximately 404 stockholders of record, which does not include shares held in “street name” by brokerages and banks.

DIVIDENDS

We have never declared dividends on our common stock. We intend to retain earnings, if any, to finance the operation and expansion of our business and, therefore, we do not expect to pay cash dividends on our shares of common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors deems relevant. In addition, restrictive covenants in our credit facility agreements presently prohibit our payment of dividends without the consent of Comerica Bank.

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2006 on an:

•	actual basis; and

•	as adjusted basis to give effect (a) to the issuance and sale of 5,000,000 shares of our common stock at the assumed public offering price of $ per share and receipt of net proceeds of approximately $ in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (b) the exercise of options to purchase shares being sold by the selling stockholders in this offering.

The following table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus.

	As of June 30, 2006
	Actual	As Adjusted
	(in thousands)
Cash	$20,073	$

Capital lease obligations	1,302
Line of credit obligations	1,248
Deferred rent	82

Total long-term liabilities	$2,632	$

Stockholders’ equity:
Preferred Stock, $.001 par value; 10,000,000 shares authorized; none outstanding actual, pro forma and pro forma as adjusted	$—		$—
Common Stock, $.001 par value; 290,000,000 shares authorized; 22,990,575 shares outstanding actual; as adjusted	86
Additional paid-in capital	58,793
Accumulated deficit	(14,837)

Total stockholders’ equity	44,042

Total capitalization	$56,160	$

The number of shares shown as issued and outstanding as of June 30, 2006 excludes:

•	shares of our common stock issuable upon exercise of options outstanding under our equity incentive plans as of June 30, 2006, at a weighted-average exercise price of $ per share; except that the as adjusted number reflects the exercise of options to purchase shares being sold by the selling stockholders in this offering;

•	20,834 shares of our common stock issuable upon exercise of warrants outstanding as of June 30, 2006, at a weighted-average exercise price of $1.20 per share; and

•	1,273,636 shares of our common stock reserved as of June 30, 2006 for future grants under our equity incentive plans.

A $1.00 increase (decrease) in the assumed public offering price of $         per share would increase (decrease) each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of         million shares in the number of shares offered by us, to a total of         million shares, together with a concomitant $1.00 increase in the assumed public offering price of $         per share, would increase each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by $         million. Similarly, a decrease of         million shares

in the number of shares offered by us, to a total of         million shares, together with a concomitant $1.00 decrease in the assumed public offering price of $         per share, would decrease each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by $         million. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

DILUTION

Our historical net tangible book value as of June 30, 2006 was $23.4 million, or $1.02 per share of common stock. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of outstanding shares of common stock. If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share and the net tangible book value per share of our common stock as adjusted to give effect to our sale of the shares offered hereby.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the as adjusted net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to our sale of              shares offered by this prospectus at an assumed public offering price of $             per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value at June 30, 2006 would have been $            , or $             per share of common stock (as adjusted to reflect the above-referenced reverse stock split). This represents an immediate increase in net tangible book value of $            per share to existing stockholders and an immediate dilution in net tangible book value of $             per share to purchasers of shares in this offering. The following table illustrates this dilution on a per share basis:

Assumed public offering price	$
Net tangible book value per share before this offering
Increase per share attributable to this offering
As adjusted net tangible book value per share after the offering	$

Dilution per share to new investors	$

A $1.00 increase (decrease) in the assumed public offering price of $             per share would increase (decrease) our as adjusted net tangible book value by $             million, or $             per share, and the dilution in as adjusted net tangible book value per share to investors in this offering by $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of             million shares in the number of shares offered by us, to a total of             million shares, together with a concomitant $1.00 increase in the assumed public offering price of $             per share, would result in an as adjusted net tangible book value of approximately $             million, or $             per share, and the dilution in an adjusted net tangible book value per share to investors in this offering would be $             per share. Similarly, a decrease of             million shares in the number of shares offered by us, to a total of             million shares, together with a concomitant $1.00 decrease in the assumed public offering price of $             per share, would result in as adjusted net tangible book value of approximately $             million, or $             per share, and the dilution in as adjusted net tangible book value per share to investors in this offering would be $             per share. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their overallotment option in full, at the assumed offering price of $             per share, the as adjusted net tangible book value as of June 30, 2006 would have been $             per share, representing an increase to existing stockholders of $             per share, and there will be an immediate dilution of $             per share to new investors.

The above discussion and table are based on 22,990,575 shares of common stock issued and outstanding as of June 30, 2006 and exclude:

•	shares of our common stock issuable upon exercise of options outstanding under our equity incentive plans as of June 30, 2006, at a weighted-average exercise price of $ per share and reflect the exercise of options to purchase shares being sold by the selling stockholders in this offering;

•	20,834 shares of our common stock issuable upon exercise of warrants outstanding as of June 30, 2006, at a weighted-average exercise price of $1.20 per share; and

•	1,273,636 shares of our common stock reserved as of June 30, 2006 for future grants under our equity incentive plans.

To the extent that outstanding options or warrants are exercised, investors will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

Selected Financial Data

You should read the following selected financial data together with our consolidated financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information included in this prospectus. The selected statement of operations data for the years ended December 31, 2003, 2004 and 2005 and the selected balance sheet data as of December 31, 2004 and 2005 are derived from our audited financial statements that are included at the end of this prospectus. The selected financial data for the six months ended June 30, 2005 and 2006 and as of June 30, 2006 are derived from our unaudited financial statements that are included in this prospectus. The selected statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the selected balance sheet data as of December 31, 2001 and 2002 are derived from our audited financial statements not included in this prospectus. The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair statement of results for those periods. The historical results are not necessarily indicative of results to be expected in any future periods, and the results for the six months ended June 30, 2006 are not necessarily indicative of results to be expected for the full year. All amounts have been adjusted to reflect a one-for-four reverse stock split effected on April 5, 2006.

	Six Months Ended June 30,		Year Ended December 31,
	2006(1)	2005	2005(2)	2004	2003(3)	2002(4)	2001(4)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$11,768	$7,355	$15,880	$9,972	$7,001	$3,787	$1,521
Cost of revenue	5,844	3,417	7,921	4,600	3,390	2,143	1,094

Gross profit	5,924	3,938	7,959	5,372	3,611	1,644	427
Total operating expenses	8,134	4,731	11,312	6,411	4,565	3,890	3,143

Operating loss	(2,210)	(793)	(3,353)	(1,039)	(954)	(2,246)	(2,716)
Other income (expense)	37	69	(663)	(505)	(99)	61	(85)

Loss before income taxes	(2,173)	(724)	(4,016)	(1,544)	(1,053)	(2,185)	(2,801)
Tax expense	2	1	2	2	2	2	2

Net loss	$(2,175)	$(725)	$(4,018)	$(1,546)	$(1,055)	$(2,187)	$(2,803)

Net loss per share—basic and diluted	$(0.10)	$(0.05)	$(0.25)	$(0.13)	$(0.14)	$(0.41)	$(0.83)
Shares used in calculation of net loss per share	20,894	15,490	15,993	11,841	7,427	5,353	3,361

	As of June 30,		As of December 31,
	2006(1)	2005	2005(2)	2004	2003(3)	2002(4)	2001(4)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$20,073	$8,517	$4,118	$10,276	$773	$238	$134
Total assets	56,160	19,584	20,029	16,229	4,655	2,866	2,397
Long term debt and capital lease obligations, excluding current portion	2,632	1,752	952	1,770	1,510	549	83
Stockholders’ equity	44,042	13,232	12,219	11,321	1,473	889	1,330

(1)	Effective May 1, 2006, we acquired the business of EON Streams, Inc. Approximately $234,455 (2%) of our revenue in the six months ended June 30, 2006 is attributable to this acquisition. The acquisition also accounts for similar increases in other statement of operations data.

(2)	On April 27, 2005, we acquired the business of PlayStream, LLC effective as of April 1, 2005. Approximately $1,411,000 (23.9%) of the increase in our revenue in 2005 compared with 2004 is attributable to this acquisition. This acquisition also accounts for similar increases in other statement of operations data.

(3)	We acquired certain assets of Epoch Hosting, Inc. and Epoch Networks, Inc. effective January 1, 2003. Approximately $1,826,750 (56.9%) of the increase in our revenue in 2003 compared with 2002 is attributable to this acquisition. This acquisition also accounts for similar increases in other statement of operations data.

(4)	For periods prior to April 23, 2002, the data is for VitalStream, Inc. and its wholly-owned subsidiary.

Supplementary Financial Information

The following Supplementary Financial Information for the quarters ended March 31, June 30, September 30 and December 31 in each of the years 2005 and 2004 were derived from our unaudited quarterly consolidated financial statements (except for fourth quarter data which was determined by comparing annual financial data with third quarter financial data). All amounts have been adjusted to reflect a one-for-four reverse stock split effected on April 5, 2006.

Supplementary Financial Information by Quarter

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(in thousands, except per share data)
Year Ended December 31, 2006:
Revenue	$5,562	$6,206
Gross profit	2,811	3,113
Net loss	(772)	(1,403)
Loss per common share
Basic and diluted	$0.04	$0.06
Weighted average shares used	19,851	21,926

Year Ended December 31, 2005:
Revenue	$3,398	$3,957	$3,852	$4,679
Gross profit	1,744	2,194	2,055	1,966
Net loss	(196)	(528)	(999)	(2,295)
Loss per common share
Basic and diluted	$0.01	$0.03	$0.06	$0.14
Weighted average shares used	15,092	15,883	16,330	16,634

Year Ended December 31, 2004:
Revenue	$1,991	$2,302	$2,691	$2,987
Gross profit	1,090	1,356	1,451	1,475
Net loss	(213)	(648)	(224)	(462)
Loss per common share
Basic and diluted	$0.03	$0.07	$0.01	$0.03
Weighted average shares used	8,029	9,254	15,007	15,007

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations in conjunction with the “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, the following discussion and analysis includes forward-looking information that involves risks, uncertainties and assumptions. Our actual results and the timing of event could differ materially from those anticipated by these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Overview

We provide solutions for streaming digital media to large audiences over the Internet. Our content delivery network, or CDN, was purpose-built for streaming digital media and enables content owners to monetize their digital media assets via both subscription and ad-based business models. Historically, our core products have been Streaming Service for Flash, Streaming Service for Windows Media and managed hosting and colocation. In May 2006, we launched VitalStream Advertising Services offering proprietary ad selection and ad insertion capabilities, enabling customers to turn existing streaming traffic into content packaged with advertising. Some of our other offerings include Internet Protocol Television, or IPTV, VitalStream Professional Services and VitalStream Small Business Services.

We believe our recent acquisition of the business of EON Streams, Inc. enhances our position as an end-to-end provider of solutions for content owners, broadcasters and advertisers seeking to generate revenues through the distribution of their content over the Internet. The core of this technology offering, renamed VitalStream Advertising Services, consists of proprietary ad selection and ad insertion capabilities. This advertising solution is designed to add live, targeted, online audio, video and rich media ads to enhance our customers’ audio and video streams based on audience demographics such as age, gender, geographic location and income level. Through dynamic ad insertion, media companies and content providers are able to generate new sources of revenue from existing content, and advertisers gain an additional channel to reach consumers. To date, we have not generated significant revenues from VitalStream Advertising Services. We anticipate recognizing revenue in the fourth quarter of 2006 for VitalStream Advertising Services, pursuant to contracts executed during the third quarter of 2006.

With the recent advances in streaming technology and continued growth in the number of people using broadband Internet connections, the Internet has become a widely used global medium for distributing audio content, video content, and integrated, interactive, or rich media content. The two primary platforms we use to stream digital content are Adobe’s Macromedia Flash and Microsoft’s Windows Media. To support our streaming service for Flash and Windows Media customers and to leverage our CDN, we offer managed hosting and colocation services. We provide server hardware, bandwidth and continuous system administration, including server and network monitoring, reporting, ongoing maintenance, security and backup to our hosting customers. We provide secure space and an Internet connection to our colocation customers who monitor and control their servers and switching hardware.

Our revenues primarily consist of monthly recurring revenues from contracts with terms of generally one year or more. These contracts usually have a fixed minimum commitment based on a certain level of usage of our network’s storage and bandwidth, with additional charges for any usage over the minimum commitment level. This monthly recurring revenue model allows us to build a base of consistent and predictable revenue streams. Our success depends on our ability to retain our current customers, and at the same time, grow this base by adding new customers with similar monthly recurring revenue arrangements, and by increasing sales of additional products and services to our customers.

In 2005, we continued to position our operations to increase revenue and market share, and to take advantage of the demand and growth opportunities within the streaming media market. In addition to increasing our sales and marketing efforts, we invested heavily in our content delivery network to increase scalability and capacity to allow us to handle greater growth and demand for our services. We also continued to supplement and enhance our portfolio of products and services. In 2006, we will continue to focus on driving growth of our revenue base. We expect that these investments in our CDN, our product portfolio, and our sales and marketing efforts, will be increasingly offset by increases in volume purchasing gains, greater operational efficiencies and tight cost controls.

During the six months ended June 30, 2006, MySpace, Inc. accounted for 33% of our revenue. Our current agreement with MySpace, Inc. expires on September 30, 2006, and we expect that extensions or renewals of our agreement, if any, will be of short durations or terminable upon short-term notice. If MySpace, Inc. elects not to continue our agreement or reduces its usage of our CDN, our revenues will decrease. During 2005, Comcast Corporation, MySpace, Inc. and World Netmedia, LLC accounted for approximately 14%, 11% and 11% of our revenue, respectively. During 2004, World Netmedia, LLC and Hypermedia Systems, Inc. accounted for approximately 18% and 10% of our revenue, respectively. Several additional customers individually accounted for between 1% and 9% of our revenues during the six months ended June 30, 2006 and the years ended December 31, 2005 and 2004.

Corporate and Acquisition History

VitalStream Holdings Inc. was incorporated in 1986 in the state of Nevada. VitalStream, Inc. was incorporated in March 2000 in the State of Delaware as an Internet streaming and hosting business. On April 23, 2002, VitalStream, Inc. merged with and into a wholly-owned subsidiary of VitalStream Holdings, Inc. Because VitalStream Holdings, Inc. did not have any operations immediately prior to the merger, the primary business of VitalStream, Inc. is now our business.

Effective as of January 1, 2003, we acquired certain assets of Epoch Hosting and Epoch Networks, including our Los Angeles Broadcast Center. Our financial results for periods after January 1, 2003 reflect this acquisition.

Effective as of April 1, 2005, we acquired the business of PlayStream, LLC. Our financial results from periods after March 31, 2005 reflect this acquisition.

Effective as of May 1, 2006, we acquired the business of EON Streams, Inc., a privately-held provider of Internet advertising insertion and streaming solutions. The results of operations discussed below do not reflect this acquisition. Please see the Unaudited Pro Forma Financial Statements beginning on page F-44.

Critical Accounting Policies and Significant Judgments and Estimates

Management is basing this discussion and analysis of our financial condition and results of operations on our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our critical accounting policies and estimates, including those related to revenue recognition, valuation of accounts receivable, goodwill, and stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, and the amount of our revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. These judgments and estimates affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. Changes to these judgments and estimates could materially affect our future results of operations and cash flows.

•	Revenue Recognition. We recognize revenues in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition,” and Financial Accounting Standards Board, or FASB,

Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectibility of the resulting receivable is reasonably assured. If sufficient evidence of the fair values of the delivered and undelivered elements of an arrangement does not exist, revenue is deferred using revenue recognition principles applicable to the entire arrangement as if it were a single element arrangement under EITF 00-21 and is recognized on a straight-line basis over the term of the contract. For arrangements with multiple deliverables which are determined to have separate units of accounting, revenue is recognized upon the delivery of the separate units in accordance with EITF No. 00-21. Revenue is derived primarily from fees for streaming media, web hosting and managed services. Our revenues primarily consist of monthly recurring revenues from contracts with terms of generally one year or more. These contracts are typically usage-based and usually have a fixed minimum commitment based on a certain level of usage with additional charges for any usage over the minimum commitment level. To a lesser extent, we also derive revenue from the sale of professional services usually under fixed-fee arrangements. We generally recognize revenue under these arrangements based on the percentage of cost incurred to date compared to the estimated total cost to complete the project. Historically, revenue from the sale of professional services has not been material; however, we expect revenue from this source to become more significant in the future.

•	Valuation of Accounts Receivable. A considerable amount of judgment is required when we assess the ultimate realization of receivables, including assessing the probability of collection and the current credit-worthiness of our customers. Significant portions of customer payments are made by credit card and electronic debit. Each month, management reviews historical charge-back and cancellation patterns as well as historical data on other credits issued to customers and then records an allowance based on historical results as well as management judgment. Additionally, each month management reviews the aged receivables balance and records an allowance for doubtful accounts based on the age of the outstanding receivable balances, trends in outstanding balances and management’s judgment. As a result of these analyses, we believe that the current allowance is adequate to cover any bad debts and credits that may be issued as of the date of the balance sheet. If our estimates prove to be wrong, however, and we have not accrued enough of a reserve to cover the bad debts and credits, we would have to accrue additional reserves in later periods to cover the shortfall. If the under-accrual was substantial, this could have a material adverse effect on our financial results. On the other hand, if we have reserved too much, we may be able to lower our accrual in later periods which would have a positive effect on our financial results.

•	Goodwill. Goodwill is no longer amortized, but instead is subject to impairment tests at least annually. Accordingly, we annually evaluate goodwill for potential impairment indicators. If impairment indicators exist, we measure the impairment through the use of discounted cash flows. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions, and operational conditions. Future events could cause us to conclude that impairment indicators exist and that the goodwill associated with our acquired business is impaired. If we subsequently determine that an impairment was or is required, we may be required to write down all, or part, of our goodwill. This would both reduce the amount of our assets, which may affect our ability to qualify for listing or continued listing on a stock market, and would reduce the amount of our net income (or increase the amount of our net loss) for the quarter and year in which the impairment was recognized. Depending on the size of the write-down, the adverse impact on our financial results could be material.

•	Stock-Based Compensation. In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share-Based Payment,” or SFAS No. 123R, which replaces SFAS No. 123 “Accounting for Stock-Based Compensation,” amended by SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure” and supersedes APB No. 25 “Accounting for Stock Issued to Employees.” SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual period after June 15, 2005. Subsequent to the effective date, the pro forma disclosures previously permitted under SFAS No. 123 are no longer an alternative to financial statement recognition.

Effective January 1, 2006, we adopted SFAS No. 123R using the modified prospective method. Under this method, compensation cost recognized during the six months ended June 30, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 amortized over the options’ vesting period, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R amortized on a straight-line basis over the options’ vesting period.

As a result of adopting SFAS No. 123R on January 1, 2006, our net loss before taxes for the six month period ended June 30, 2006, was $2,174,705, $566,874 higher than our net loss would have been if we had continued with stock based compensation under APB No. 25, and adopted the disclosure-only provisions of SFAS No. 123.

In 2004, we reviewed expenses in cost of revenues, research and development, sales and marketing, and general and administrative for proper classification and made certain modifications. Salaries and benefits of employees who operate our network and certain network related facility costs were reclassified from research and development, sales and marketing, and general and administrative to cost of revenue. Certain costs not related to the operation of our network were reclassified from cost of revenue to general and administrative. These modifications had no impact on loss from operations or net loss. All prior periods shown reflect the effect of the reclassifications to conform to the current year presentation.

Results of Operations

The following table sets forth, for the periods indicated, items included in our consolidated statements of operations, stated as a percentage of revenues:

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue	49.8	44.6	49.7	46.5

Gross profit	50.2	55.4	50.3	53.5
Research & development	7.2	5.5	7.4	5.1
Sales & marketing	33.7	33.5	31.3	32.0
General & administrative	33.2	28.1	30.4	27.2
Operating loss	(23.9)	(11.7)	(18.8)	(10.8)
Other income (expense):
Interest income (expense)	1.4	(1.4)	0.3	(1.6)
Income tax expense	0.0	0.0	0.0	0.0
Other income (expense)	0.0	(0.2)	0.0	2.5

Net other income (expense)	1.4	(1.6)	0.3	0.9

Net loss	(22.5)%	(13.3)%	(18.5)%	(9.9)%

Three Months Ended June 30, 2006 Compared to Three Months Ended June 30, 2005

Revenue.    Revenue consists primarily of fees for Internet broadcasting, including streaming media services, managed services, web hosting, ad insertion, consulting and sales of hardware and software. Revenues increased from $3,957,312 for the quarter ended June 30, 2005, to $6,205,982 for the quarter ended June 30, 2006, an increase of 57%. This increase in revenue is primarily attributable to the addition of new customers using services and technology from VitalStream and VitalStream Small Business Services to deliver streaming media and growth from increased usage by existing customers during the second quarter. We expect continued revenue growth from the addition of new customers and from increased services to existing customers as we continue to release new products and services, expand sales of our new ad insertion technology, cross-sell products between

VitalStream and VitalStream Advertising Services customers, further develop our professional services value added offering, strengthen our sales force, build on our existing partnerships and add new channel and OEM partnerships, increase our marketing efforts and gain greater market recognition from potential customers.

Cost of Revenue.    Cost of revenue consists primarily of Internet backbone and transport costs, data center rent and power costs, depreciation of network and server equipment, network operations, employee costs, hardware costs and software license fees. Cost of revenue increased from $1,763,385 for the quarter ended June 30, 2005, to $3,092,682 for the quarter ended June 30, 2006. The increased cost in absolute dollars primarily reflects the increase in bandwidth consumption, software license fees and depreciation from increased capital expenditures necessary to increase the capacity, reliability and security of our content delivery network, in addition to increases in other costs necessary to support the growth in revenue between the two quarters. The increase in the cost of revenue as a percentage of revenue between the two quarters, from 44.6% in the quarter ended June 30, 2005 to 49.8% for the quarter ended June 30, 2006, is primarily attributable to increases in depreciation from additional capital investments to increase the capacity and scalability of our network and costs related to the resell of certain computer hardware to our customers at lower margins. Overall, management expects the cost of revenue to decrease as a percentage of revenue during 2006 compared to 2005, as increases in depreciation from the current higher level of investments in our network to increase scalability and capacity, are eventually leveraged against higher revenue, and offset by further cost savings in bandwidth purchasing and other variable costs. Included in cost of revenue for the second quarter of 2006 is $5,609 of non-cash stock option expense.

Research and Development.    Research and development expense consists primarily of personnel costs to develop new products, and maintain and enhance our current product portfolio. Research and development expense increased from $217,886 for the quarter ended June 30, 2005, to $447,288 for the quarter ended June 30, 2006. As a percentage of revenue, research and development increased from 5.5% for the quarter ended June 30, 2005 to 7.2% for the quarter ended June 30, 2006. This absolute dollar increase reflects higher payroll and other costs to enhance and build our portfolio of products and services. We expect research and development expense to increase in absolute dollars and to remain constant as a percentage of revenue during 2006 compared to 2005, due to the effect of expensing employee stock options under SFAS 123R in 2006 and our continued investment in our product portfolio. Included in research and development expense for the second quarter of 2006 is $11,411 of non-cash stock option expense.

Sales and Marketing.    Sales and marketing expense consists primarily of sales and marketing-related personnel costs including commissions, technical and operations related customer support personnel, in addition to the costs of various marketing programs and events. Sales and marketing expense increased from $1,325,614 for the quarter ended June 30, 2005 to $2,093,062 for the quarter ended June 30, 2006. As a percentage of revenue, sales and marketing expense remained approximately constant at 33.5% for the quarter ended June 30, 2005 and 33.7% for the quarter ended June 30, 2006. This absolute dollar increase reflects increased payroll and related costs to expand the domestic and international sales force and sales support staff, higher commissions from increased sales, increased marketing and advertising costs to increase market awareness and generate new customers, and non-cash stock option expense. We expect sales and marketing expense to increase in absolute dollars during 2006 due to additional sales personnel, costs to support increased sales efforts and the effect of expensing employee stock options under SFAS 123R in the first quarter of 2006, but to decrease as a percentage of revenue during 2006 compared to 2005, as we expect revenue will grow at a faster rate than the increase in sales and marketing expenses. Included in sales and marketing expense for the second quarter of 2006 is $101,919 of non-cash stock option expense.

General and Administrative.    General and administrative expense consists primarily of personnel expense, professional fees and costs to maintain and support our facilities. General and administrative expense increased from $1,112,051 for the quarter ended June 30, 2005 to $2,063,137 for the quarter ended June 30, 2006. The increase in the expense during the quarter ended June 30, 2006 reflects professional fees related to the acquisition of the business of EON Streams, Inc. during the quarter, additional personnel and other costs related to supporting higher growth, additional costs related to Sarbanes-Oxley compliance and the effect of expensing employee stock options under SFAS 123R in 2006. General and administrative expense as a percentage of revenue increased from 28.1% for the quarter ended June 30, 2005 to 33.2% for the quarter ended June 30, 2006 due primarily to the effect of expensing employee stock options under SFAS 123R in the second quarter of 2006. We expect general and administrative expense to decrease in absolute dollars and as a percentage of revenue during 2006 compared to 2005, as the relatively fixed general and administrative costs are spread over an increasing revenue base and non-recurring costs related to the acquisition in the second quarter are not incurred. Included in general and administrative expense for the second quarter of 2006 is $193,572 of non-cash stock option expense.

Net Interest Income (Expense).    Net interest expense decreased from $56,700 for the quarter ended June 30, 2005 to a net interest income of $89,542 for the quarter ended June 30, 2006, due to higher average invested cash balances following gross proceeds of $14 million from the financing transaction on February 3, 2006.

Other Income (Expense).    Other income (expense) excluding tax was ($9,874) for the quarter ended June 30, 2005 compared to ($2,500) for the quarter ended June 30, 2006.

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

Revenue.    Revenue consists primarily of fees for Internet broadcasting, including streaming media services, managed services, web hosting, ad insertion, consulting and sales of hardware and software. Revenues increased from $7,355,200 for the six months ended June 30, 2005, to $11,767,811 for the six months ended June 30, 2006, an increase of 60%. This increase in revenue is primarily attributable to the addition of new customers using services and technology from VitalStream and VitalStream Small Business Services to deliver streaming media, growth from increased usage by existing customers, and revenue from VitalStream Advertising Services during the second quarter. We expect continued revenue growth from the addition of new customers and from increased services to existing customers as we continue to release new products and services, expand sales of our new ad insertion technology, cross-sell products between VitalStream and VitalStream Advertising Services customers, further develop our professional services value added offering, strengthen our sales force, build on our existing partnerships and add new channel and OEM partnerships, increase our marketing efforts and gain greater market recognition from potential customers.

Cost of Revenue.    Cost of revenue consists primarily of Internet backbone and transport costs, data center rent and power costs, depreciation of network and server equipment, network operations employee costs, hardware costs and software license fees. Cost of revenue increased from $3,417,328 for the six months ended June 30, 2005, to $5,843,567 for the six months ended June 30, 2006. The increased cost in absolute dollars primarily reflects the increase in bandwidth consumption, software license fees and depreciation from increased capital expenditures necessary to increase the capacity, reliability and security of our content delivery network, in addition to increases in other costs necessary to support the growth in revenue. The increase in the cost of revenue as a percentage of revenue between the two six-month periods, from 46.5% in the six months ended June 30, 2005 to 49.7% for the six months ended June 30, 2006, is primarily attributable to increases in depreciation from additional capital investments to increase the capacity and scalability of our network, and costs related to the resale of certain computer hardware to our customers at lower margins. Overall, management expects the cost of revenue to decrease as a percentage of revenue during 2006 compared to 2005, as increases in depreciation from the current higher level of investments in our network to increase scalability and capacity, are eventually leveraged against higher revenue, and offset by further cost savings in bandwidth purchasing and other variable costs. Included in cost of revenue for the six month period of 2006 is $8,243 of non-cash stock option expense.

Research and Development.    Research and development expense consists primarily of personnel costs to develop new products, and maintain and enhance our current product portfolio. Research and development expense increased from $372,657 for the six months ended June 30, 2005, to $871,147 for the six months ended June 30, 2006. As a percentage of revenue, research and development increased from 5.1% for the six months ended June 30, 2005 to 7.4% for the six months ended June 30, 2006. This absolute dollar increase reflects higher payroll and other costs to enhance and build our portfolio of products and services. We expect research and development expense to increase in absolute dollars and to remain constant as a percentage of revenue during 2006 compared to 2005, despite the effect of expensing employee stock options under SFAS 123R in 2006, and our continued investment in our product portfolio. Included in the six month period of 2006 is $19,897 of non-cash stock option expense.

Sales and Marketing.    Sales and marketing expense consists primarily of sales and marketing-related personnel costs including commissions, technical and operations related customer support personnel, in addition to the costs of various marketing programs and events. Sales and marketing expense increased from $2,357,533 for the six months ended June 30, 2005 to $3,677,590 for the six months ended June 30, 2006. As a percentage of revenue, sales and marketing expense decreased from 32.0% for the six months ended June 30, 2005 to 31.3% for the six months ended June 30, 2006. This absolute dollar increase reflects increased payroll and related costs to expand the domestic and international sales force and sales support staff, higher commissions from increased sales, increased marketing and advertising costs to increase market awareness and generate new customers, and non-cash stock option expense. We expect sales and marketing expense to increase in absolute dollars during 2006 due to additional sales personnel, costs to support increased sales efforts and the effect of expensing employee stock options under SFAS 123R in the first quarter of 2006, but to decrease as a percentage of revenue during 2006 compared to 2005, as we expect revenue will grow at a faster rate than the increase in sales and marketing expenses. Included in sales and marketing expense for the six month period of 2006 is $160,035 of non-cash stock option expense.

General and Administrative.    General and administrative expense consists primarily of personnel expense, professional fees and costs to maintain and support our facilities. General and administrative expense increased from $2,000,651 for the six months ended June 30, 2005 to $3,585,333 for the quarter ended June 30, 2006. The increase in the expense during the six months ended June 30, 2006 reflects professional fees related to the acquisition of Eon Streams, Inc. during the second quarter of 2006, additional personnel and other costs related to supporting higher growth, additional costs related to Sarbanes-Oxley compliance and the effect of expensing employee stock options under SFAS 123R in 2006. General and administrative expense as a percentage of revenue increased from 27.2% for the six months ended June 30, 2005 to 30.4% for the six months ended June 30, 2006 due primarily to the effect of expensing employee stock options under SFAS 123R in the six-month period of 2006. We expect general and administrative expense to decrease in absolute dollars and as a percentage of revenue during 2006 compared to 2005, as the relatively fixed general and administrative costs are spread over an increasing revenue base and costs and non-recurring costs related to the acquisition in the second quarter are not repeated in the remainder of the year. Included in general and administrative expense for the six month period of 2006 is $378,699 of non-cash stock option expense.

Net Interest Income (Expense).    Net interest expense decreased from $117,446 for the six months ended June 30, 2005 to a net interest income of $41,395 for the six months ended June 30, 2006, due to higher average invested cash balances following gross proceeds of $14 million from the financing transaction on February 3, 2006.

Other Income (Expense).    Other income (expense) excluding tax was $186,624 for the six months ended June 30, 2005 compared to ($4,559) for the six months ended June 30, 2006. The decrease in income was primarily due to a one-time gain of approximately $200,000 from the sale of certain smaller non-core business hosting accounts to a third party during the first quarter of 2005.

Year ended December 31, 2005 Compared to Year ended December 31, 2004

	Years Ended December 31,
	2005	2004	2003
Revenues	100.0%	100.0%	100.0%
Cost of revenues	49.9	46.1	48.4

Gross profit	50.1	53.9	51.6
Operating expenses:
Research & development	6.3	4.8	5.3
Sales & marketing	35.8	28.7	29.1
General & administrative	29.1	27.8	30.8
Stock-based compensation	—	3.0	—

Operating loss	(21.1)	(10.4)	(13.6)
Interest expense	(1.5)	(4.6)	(2.1)
Income tax expense	0.0	0.0	0.0
Amortization of loan costs	0.0	(0.4)	(0.6)
Other income (expense)	(2.7)	0.0	1.3

Net other expense	(4.2)	(5.0)	(1.4)

Net loss	(25.3)%	(15.5)%	(15.0)%

Revenue.    Revenue consists primarily of fees for Internet broadcasting, including streaming media services, managed services, web hosting and sales of hardware and software. Revenues increased from $9,972,078 for the year ended December 31, 2004 to $15,880,080 for the year ended December 31, 2005, an increase of 59.2%. This increase in revenue primarily reflects the addition of new customers using our services and technology to deliver streaming media, as well as additional revenue from the addition of new managed server and colocation customers and the increase in average per-customer service utilization within the installed base of such customers. In addition, effective as of April 1, 2005, we acquired the business of PlayStream, a provider of small business streaming media services. PlayStream accounted for 9% of revenue during 2005.

Cost of Revenue.    Cost of revenue consists primarily of Internet backbone and transport costs, data center rent and power costs, depreciation of network and server equipment, network operations employee costs, hardware costs and software license fees. Cost of revenue increased from $4,599,905 for the year ended December 31, 2004, to $7,921,470 for the year ended December 31, 2005, an increase of 72.2%. Cost of revenue as a percentage of revenue, increased from 46.1% for the year ended December 31, 2004 to 49.9% for the year ended December 31, 2005.

The increased cost in absolute dollars primarily reflects an increase in depreciation, licensing fees and bandwidth costs. The increased cost as a percentage of revenue was primarily attributable to higher depreciation and license fees. Depreciation increased in both absolute dollars and as a percentage of sales as a result of a significant investment in our content delivery network during the second half of 2005 to increase scalability and capacity. Software license fees increased in both absolute dollars and as a percentage of sales due to higher growth in streaming sales. Bandwidth costs increased in absolute dollars but decreased as a percentage of revenues due to economies of scale realized from our increasing purchasing volume and additional decreases in bandwidth prices.

Research and Development.    Research and development expense consists primarily of personnel costs to develop new products, and maintain and enhance our product offerings. Research and development expense increased 110.0% from $476,724 for the year ended December 31, 2004, to $1,001,301 for the year ended December 31, 2005. As a percentage of revenue, research and development increased from 4.8% for the year ended December 31, 2004 to 6.3% for the year ended December 31, 2005. This absolute dollar increase reflects higher payroll and other costs to support our expanding product and service mix. The rise as a percentage of revenue was due to an increase in our efforts to develop new features and technology to enhance our core product offering.

Sales and Marketing.    Sales and marketing expense consists primarily of personnel costs, including salary and commissions, in addition to the costs of various marketing programs. Sales and marketing expense increased from $2,861,351 for the year ended December 31, 2004 to $5,689,301 for the year ended December 31, 2005, an increase of 98.8%. As a percentage of revenue, sales and marketing increased from 28.7% for the year ended December 31, 2004 to 35.8% for the year ended December 31, 2005. This absolute dollar increase reflects increased payroll and related costs to expand and support both the domestic and international sales force, increased commissions due to higher sales, and increased marketing and advertising costs to increase market awareness and generate new customers. The increase as a percentage of revenue represents additions to our sales force to begin developing our professional services business and increase market awareness internationally, particularly in Europe.

General and Administrative.    General and administrative expense consists primarily of personnel expense, professional fees, insurance, legal costs, and costs to maintain and support our facilities. General and administrative expense increased from $2,769,848 for the year ended December 31, 2004 to $4,620,691 for the year ended December 31, 2005, an increase of 66.8%. General and administrative expense as a percentage of revenue increased from 27.8% for the year ended December 31, 2004 to 29.1% for the year ended December 31, 2005. The increase in absolute dollars primarily related to costs required to support higher growth, temporary need to hire outside consultants to fill full time positions that are now permanently staffed, and expenses associated with the establishment and documentation of internal controls over the recording and reporting of financial transactions to fulfill the requirements of the Sarbanes-Oxley Act of 2002.

Stock-based Compensation.    During 2004, 467,957 common stock options were modified in order to permit exercise at any time within 12 months of termination of employment for our former chief financial officer as part of a severance agreement. Consistent with Financial Accounting Standards Board Interpretation No. 44 (FIN No. 44), “Accounting for Certain Transactions Involving Stock Compensation,” an interpretation of APB No. 25, the modification resulted in a new measurement date. As a result, the difference between the exercise price and the fair market value of the common stock on the new measurement date for the options totaled $302,628 and was recorded as a non-cash charge to stock-based compensation for the twelve months ended December 31, 2004. There was no similar expense in 2005.

Net Interest Income (Expense).    Net interest expense decreased from $461,313 for the year ended December 31, 2004 to $228,654 for the year ended December 31, 2005. The decrease was primarily due to the impact in 2004 of one-time payments of approximately $231,000 of interest and premiums associated with the conversion of $1.1 million in Amended and Restated Convertible Promissory Notes and all outstanding shares of 2003 Series A Preferred Stock into common stock during the second quarter of 2004. Excluding this transaction, net interest expense was roughly comparable at approximately $230,313 in 2004 compared to $228,654 in 2005.

We expect net interest expense to decrease in 2006 due to increases in cash balances from warrant exercises and a private equity investment. On December 15, 2005, we received $1.8 million in cash from a warrant exercise by one of our shareholders. The warrant exercised was issued as part of a private equity financing on June 16, 2004. We also received an additional $1.5 million in cash in January 2006 when all of the remaining investors holding warrants as part of the same equity investment exercised their warrants. Furthermore, the completion of a private equity financing on February 3, 2006 resulted in an inflow of $14 million in cash. This financing transaction was accomplished through a private placement of 2,692,307 shares of our common stock at a price of $5.20 per share.

Other Income (Expense).    In the fourth quarter of 2005, we recorded a one-time write down of $613,772 on certain older network equipment with an original cost value of $1,315,799 net of accumulated depreciation of $702,027 that was replaced during our network architecture upgrade. This was offset by a one-time gain of approximately $200,000 from the sale of certain smaller non-core business hosting accounts to a third party in the first quarter of 2005.

Net Loss.    Our net loss increased from $1,545,885 for the year ended December 31, 2004 to $4,018,426 for the year ended December 31, 2005 due primarily to increased investments in our network infrastructure, product development, sales and marketing efforts, and general infrastructure.

Year ended December 31, 2004 Compared to Year ended December 31, 2003

Revenue.    Revenue consists primarily of fees for Internet broadcasting, including streaming media services, managed services, web hosting and sales of hardware and software. Revenues increased from $7,000,535 for the year ended December 31, 2003 to $9,972,078 for the year ended December 31, 2004, an increase of 42.4%. This increase in revenue is primarily attributable to the addition of new customers using our services and technology to deliver streaming media as well as additional revenue from the addition of new managed server and colocation customers and the increase in average per-customer service utilization within the installed base of such customers.

Cost of Revenue.    Cost of revenue consists primarily of Internet backbone and transport costs, data center rent and power costs, depreciation of network and server equipment, network operations employee costs, hardware costs and software license fees. Cost of revenue increased from $3,389,877 for the year ended December 31, 2003, to $4,599,905 for the year ended December 31, 2004, an increase of 35.7%. Cost of revenue as a percentage of revenue, however, decreased from 48.4% for the year ended December 31, 2003 to 46.1% for the year ended December 31, 2004. The increased cost in absolute dollars reflects the increase in bandwidth consumption, network equipment, and other items necessary to support the increase in revenue. The decrease in the cost of revenue as a percentage of revenue between the two periods represents economies of scale primarily in the purchase of bandwidth due to our increasing purchasing volume and an industry-wide decrease in bandwidth prices.

Research and Development.    Research and development expense consists primarily of personnel costs to develop and maintain our product offering. Research and development expense increased 29.0% from $369,510 for the year ended December 31, 2003, to $476,724 for the year ended December 31, 2004. As a percentage of revenue, research and development decreased from 5.3% for the year ended December 31, 2003 to 4.8% for the year ended December 31, 2004. This absolute dollar increase reflects higher payroll and other costs to support our expanding product and service mix. The decrease as a percentage of revenue was due to lower spending in absolute dollars and relative to a significant increase in revenue.

Sales and Marketing.    Sales and marketing expense consists primarily of personnel costs, including salary and commissions, in addition to the costs of various marketing programs. Sales and marketing expense increased from $2,036,232 for the year ended December 31, 2003 to $2,861,351 for the year ended December 31, 2004, an increase of 40.5%. As a percentage of revenue, sales and marketing decreased from 29.1% for the year ended December 31, 2003 to 28.7% for the year ended December 31, 2004. This absolute dollar increase reflects increased payroll and related costs to expand and support the sales force, and increased marketing and advertising costs to increase market awareness and generate new customers. The decrease as a percentage of revenue represents relatively lower spending in absolute dollars relative to a significant increase in revenue.

General and Administrative.    General and administrative expense consists primarily of personnel expense, professional fees and costs to maintain and support our facilities. General and administrative expense increased from $2,159,323 for the year ended December 31, 2003 to $2,769,848 for the year ended December 31, 2004, an increase of 28.3%. General and administrative expense as a percentage of revenue however, decreased from 30.8% for the year ended December 31, 2003 to 27.8% for the year ended December 31, 2004. The increase in absolute dollars primarily related to additional infrastructure costs for administrative personnel necessary to support the growth in our customer and revenue base, in addition to a one-time charge of approximately $188,000 recorded in the fourth quarter of 2004 related to payments due under a separation agreement with our former chief executive officer and president. This decrease in general and administrative expense as a percentage of revenue is primarily due to the relatively higher increase in revenue compared to the growth in costs.

Stock-based Compensation.    During the twelve months ended December 31, 2004, 467,957 common stock options were modified in order to permit exercise at any time within 12 months of termination of employment for our former chief financial officer as part of a severance agreement. Consistent with Financial Accounting Standards Board Interpretation No. 44 (FIN No. 44), “Accounting for Certain Transactions Involving Stock Compensation”, an interpretation of Accounting Principles Board Opinion No. 25, the modification resulted in a new measurement date. As a result, the difference between the exercise price and the fair market value of the common stock on the new measurement date for the options totaled $302,628 and was recorded as a non-cash charge to stock-based compensation for the twelve months ended December 31, 2004.

Net Interest Income (Expense).    Net interest expense increased from $150,229 for the year ended December 31, 2003 to $461,313 for the year ended December 31, 2004. The increase in net interest expense was primarily due to one-time payments of approximately $231,000 of interest and premiums associated with the conversion of $1.1 million in Amended and Restated Convertible Notes and all outstanding shares of 2003 Series A Preferred Stock into common stock during the second quarter of 2004, additional interest expense from increased use of capital lease financing, and increased interest expense from the use of a credit line under a previous factoring arrangement in place during the first half of 2004 but not in place during the first half of 2003.

Net Loss.    Our net loss increased from $1,055,310 for the year ended December 31, 2003 to $1,545,885 for the year ended December 31, 2004 due primarily to increased investments in our product development, sales and marketing efforts and general infrastructure, the non-cash compensation charge related to the severance agreement with our former chief financial officer, the charge related to the severance payments due under a separation agreement with our former chief executive officer, and the one-time interest expense associated with the conversion of the Amended and Restated Convertible Promissory Notes to common stock.

Income Taxes

The primary difference between our effective income tax rate and the statutory federal tax rate relates primarily to losses incurred for which no tax benefit was recognized, due to the uncertainty of their realization. We continue to record a valuation allowance for 100% of our deferred tax benefit, which is mainly comprised of our loss carryforwards.

At December 31, 2005, we had available for federal income tax purposes net operating loss carryforwards of approximately $21.1 million and for state income tax purposes net operating loss carryforwards of approximately $12.3 million, which begin to expire in 2007. Because of statutory ownership changes, the amount of net operating losses which may be utilized in future years is subject to significant limitations. Deferred tax assets relating to these loss carryforwards amounting to approximately $7.9 million are offset by valuation allowances of approximately the same amount.

Capital Commitments and Restrictions

The following table discloses aggregate information about our contractual obligations including operating and capital lease payments, office lease payments, contractual service agreements and line of credit obligations, with the periods in which payments are due as of June 30, 2006:

		Less than 1 Year	1 – 3 Years	4 –5 Years	After 5 Years
Contract Type	Total	07/01/06 – 06/30/07	07/01/07 – 06/30/09	07/01/09 – 06/30/11	After 06/30/11
Operating leases	$49,310	$23,570	$16,236	$9,504	$—
Capital leases	3,774,131	2,278,221	1,495,910	—	—
Office facility leases	1,565,204	559,968	888,056	117,180	—
Contractual service agreements	827,816	827,816	—	—	—
Long-term note	5,239,526	3,991,621	1,247,905	—	—

Total contractual obligations	$11,455,987	$7,681,196	$3,648,107	$126,684	$—

Our capital leases represent $3,344,806 plus interest spread over eight capital lease financing arrangements. The hardware and software obtained through these capital lease arrangements are used in our data center operations, for supplying service to our customers, maintaining and increasing the capacity of our internal network and providing the equipment needed for internal staff.

Liquidity and Capital Resources

Six Months Ended June 30, 2006.    Cash used during the six months ended June 30, 2006 included $1,505,093 used in investing activities as well as an additional $883,554 used to service debt and capital leases. The cash used in investing activities, primarily consisted of the purchase of equipment to maintain and increase the capacity and scalability of our content delivery network as well as to support customer applications. Sources of cash during the six month period ended June 30, 2006 included cash provided by operations of $47,846 and cash from financing activities was $17,412,052 primarily from the proceeds from a sale of common stock, our equipment line of credit, and the exercise of warrants and stock options.

In January 2006, holders of the remaining outstanding warrants from our June 2004 financing exercised their warrants, and were issued 617,270 shares of common stock for approximately $1.5 million in proceeds to VitalStream.

On February 3, 2006, we closed a financing transaction with institutional investors by issuing 2,692,307 shares of common stock at a price of $5.20 per share generating gross proceeds of $14 million. Net proceeds from this transaction will be used for general corporate purposes, including network and infrastructure expenditures, supporting domestic and international growth, and funding ongoing product development.

Capital expenditures excluding equipment acquired under capital leases in the first six months of 2006 and 2005 were approximately $1,505,942 and $1,663,948, respectively. These expenditures primarily related to the purchase of equipment to maintain and increase the capacity and scalability of our content delivery network and to support customer applications.

We had $200,926 of restricted cash at June 30, 2006, securing a facility lease.

We believe that our existing capital resources and the net proceeds from this offering together with our revenues, and funds obtained through our credit facility and leasing arrangements will be sufficient to meet our projected operating requirements through December 31, 2007. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed in “Risk Factors.” Our future funding requirements will depend on many factors, including:

•	fluctuations in the size and timing of customer service orders and customer usage rates from one quarter to the next;

•	additions of new customers or loss of existing customers;

•	productivity and growth of our sales force;

•	acquisitions of businesses or customers;

•	technology and intellectual property issues associated with our products; and

•	general economic trends, including changes in information technology spending or geopolitical events.

We hope to expand our operations during 2006 and may seek to expand our operations through additional strategic acquisitions. If we were to engage in further acquisitions, we may need to seek additional financing in order to pay for the transaction costs of any mergers or acquisitions, such as legal and accounting fees, integration expense and working capital to support the acquired entity. If we need to raise additional money to fund our operations, funding may not be available to us on acceptable terms, or at all. If we are unable to raise additional funds when needed, we may not be able to continue development of our product candidates or we could be required to delay or scale back our planned expansion. We may seek to raise any necessary additional funds through equity or debt financings, collaborative arrangements with corporate partners or other sources. To the extent that we raise additional capital through equity financings, dilution to our stockholders would result.

Year Ended December 31, 2005.    Uses of cash during the year ended December 31, 2005 included cash used by operations of $2,876,594, primarily due to an increase in accounts receivable at the end of 2005 from higher sales, and the fact that certain larger customers delayed making their payments until early 2006, and $7,494,428 used in investing activities, of which $6,997,360 was used for capital expenditures and approximately $500,000 was used as part of the consideration paid for the acquisition of PlayStream. Capital expenditures of $6,997,360 for 2005 compared to $1,456,740 for the year ended December 31, 2004. The increase in capital expenditures during 2005 primarily related to the purchase of additional equipment to support the build out and upgrade of our network infrastructure in the second half of 2005 and to support the overall increase in sales.

Effective April 1, 2005, we acquired the business of PlayStream, a leading provider of small business streaming media services, headquartered in Seattle, Washington. The deal was valued at $500,000 in cash, 837,500 shares of our common stock and 50,000 warrants to purchase common stock at an exercise price of $5.40.

On December 15, 2005, we received $1.8 million in cash from a warrant exercise by one of our shareholders. The warrant exercised by the shareholder was issued as part of a private equity financing on June 16, 2004. We also received an additional $1.5 million in January 2006 when all of the remaining investors holding warrants as part of the same equity investment exercised their warrants.

Sources of cash during the year ended December 31, 2005 included $4,213,008 from financing activities. Of the $4,213,008 of net cash provided by financing activities, $2,424,033 represents cash received from the bank through the credit facilities to fund capital expenditure purchases, and $2,667,435 was received from the exercise of outstanding stock options and warrants, offset by payments on capital leases of $878,460. As a result of the above transactions in 2005, as of December 31, 2005, we had $4,118,308 in cash and cash equivalents, compared to $10,276,322 as of December 31, 2004.

Credit Facilities

On October 7, 2004, we entered into a loan and security agreement with Comerica Bank, which was amended on December 31, 2005 and on July 17, 2006. As amended, the agreement provides for:

•	a revolving line of credit of up to $2,235,000 for general working capital needs with interest payable based on a rate equal to Comerica’s published prime rate plus 0.50% until the maturity date of December 31, 2006;

•	a term line of credit of up to $2,000,000 to finance equipment purchases made prior to September 30, 2005 to a fixed term amount of $1,900,607 with principal and interest payable monthly based on a rate equal to Comerica’s published prime rate plus 0.50% with a maturity date of September 30, 2007; and

•	a fixed term loan of $2,000,000 to finance equipment purchases. Interest accrues on the term loan at Comerica’s published prime rate plus 1.00% with a maturity date of March 31, 2008.

We have pledged substantially all of our assets to secure repayment of the credit facilities made available under the agreement. We must also maintain a cash balance at Comerica of not less than $3,000,000 when aggregate outstanding advances under the credit facilities are less than or equal to $3,000,000, and a balance of not less than $3,500,000 when aggregate outstanding advances under the credit facilities are greater than $3,000,000.

The loan and security agreement also contains various other restrictive covenants related to our future operations. Certain key covenants prohibit us, without the prior written consent of Comerica, from:

•

merging or consolidating, or permitting any of our subsidiaries to merge or consolidate, with or into any other business organization, or acquiring, or permitting any of our subsidiaries to acquire, all or substantially all of the capital stock or property of another entity, except that we may merge or consolidate with or acquire all or substantially all of the capital stock or property of another entity or entities where (i) the cash consideration for such transactions does not in the aggregate exceed $4,000,000, (ii) such entity or entities are in the same line of business as we are or any of our subsidiaries are, (iii) no event of default has occurred, is continuing or would exist after giving effect to such transactions, (iv) such transactions occur within twelve (12) months of December 31, 2005 and do not result in a change in control or a material change in our management, and (iv) we survive such transactions;

•	paying any dividends or making any other distribution or payment on account of or in redemption, retirement or purchase of any capital stock, except that we may (i) repurchase our stock pursuant to stock repurchase agreements as long as (x) an event of default does not exist prior to such repurchase or would not exist after giving effect to such repurchase, and (y) such repurchases do not in the aggregate exceed $2,000,000 in cash; and (ii) repurchase our stock pursuant to stock repurchase agreements by the cancellation of indebtedness owed by such shareholders to us regardless of whether an event of default exists;

•	creating any additional indebtedness, except in respect of the acquisition or lease of capital equipment up to an aggregate amount of $3,500,000; and

•	making certain investments, with certain exceptions, including investments of less than $500,000 in the aggregate in any fiscal year in any of our subsidiaries and investments of up to $100,000 in the aggregate in any fiscal year in joint ventures or strategic alliances in the ordinary course of our business consisting of the non-exclusive licensing of technology, the development of technology or the providing of technical support.

In addition, we are required to (a) maintain a ratio of total liabilities to tangible net worth of not more than 1.60 to 1.00, and (b) maintain a ratio of total cash, cash equivalent and net trade accounts receivable to senior debt outstanding (including obligations under the bank credit facility, outstanding lease obligations and unsecured letters of credit) of more than 1.40 to 1.00.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements, including structured finance, special purpose or variable interest entities.

Quantitative and Qualitative Disclosures About Market Risk

The primary objective of our investment activities is to preserve our capital to fund operations. We also seek to maximize income from our investments without assuming significant risk. To achieve our objectives, we maintain a portfolio of cash equivalents and investments in a variety of securities of high credit quality. As of June 30, 2006, we had cash of $20,073,113, consisting of cash and highly liquid investments deposited in a highly rated financial institution in the United States. A portion of our investments may be subject to interest rate risk and could fall in value if market interest rates increase. However, because our investments are short-term in duration, we believe that our exposure to interest rate risk is not significant and a 1% movement in market interest rates would not have a significant impact on the total value of our portfolio. We actively monitor changes in interest rates.

BUSINESS

Overview

We provide solutions for streaming digital media to large audiences over the Internet. Our content delivery network, or CDN, was purpose-built for streaming digital media and enables content owners to monetize their digital media assets via both subscription and ad-based business models. Historically, our core products have been Streaming Service for Flash, Streaming Service for Windows Media and managed hosting and colocation. In May 2006, we launched VitalStream Advertising Services offering proprietary ad selection and ad insertion capabilities, enabling customers to turn existing streaming traffic into content packaged with advertising. Some of our other offerings include Internet Protocol Television, or IPTV, VitalStream Professional Services and VitalStream Small Business Services.

Our target markets are media and entertainment, advertising, social networking websites, small-to-midsize business and small office/home office, corporate communications and educational institutions. Our customers include Fortune 500 corporations, movie studios, news, sports and information providers, music and radio companies, advertising agencies and educational institutions. The content we stream allows viewers to watch movie trailers online, view the latest news clips, take virtual home tours, hear podcasts, watch live sporting events or concerts and participate in video discussions for educational courses. We focus our marketing efforts on industries that we expect to use the Internet to distribute and monetize digital content through subscription, pay-per-view and the sale of advertising.

We believe our recent acquisition of the business of EON Streams, Inc. enhances our position as an end-to-end provider of solutions for content owners, broadcasters and advertisers seeking to generate revenues through the distribution of their content over the Internet. The core of this technology offering, renamed VitalStream Advertising Services, consists of proprietary ad selection and ad insertion capabilities. This advertising solution is designed to add live, targeted, online audio, video and rich media ads to enhance our customers’ audio and video streams based on audience demographics such as age, gender, geographic location and income level. Through dynamic ad insertion, media companies and content providers are able to generate new sources of revenue from existing content, and advertisers gain an additional channel to reach consumers. To date, we have not generated significant revenues from VitalStream Advertising Services. We anticipate recognizing revenue in the fourth quarter of 2006 for VitalStream Advertising Services, pursuant to contracts executed during the third quarter of 2006.

With the recent advances in streaming technology and continued growth in the number of people using broadband Internet connections, the Internet has become a widely used global medium for distributing audio content, video content, and integrated, interactive, or rich media content. The two primary platforms we use to stream digital content are Adobe’s Macromedia Flash and Microsoft’s Windows Media. Flash is a software development application for creating Internet and rich interactive applications that integrates animations, motion graphics, sound, text and video functionality for deployment via the Internet to browsers and other devices that run the Macromedia Flash Player. Windows Media is a software development application for deploying audio and video files via the Internet to browsers and other devices that contain Windows Media Players. To support our streaming service for Flash and Windows Media customers and to leverage our CDN, we offer managed hosting and colocation services. We provide server hardware, bandwidth and continuous system administration, including server and network monitoring, reporting, ongoing maintenance, security and backup to our hosting customers. We provide secure space and an Internet connection to our colocation customers who monitor and control their servers and switching hardware.

As an Internet CDN provider specializing in the delivery of streaming content, we believe that we are well positioned to serve companies that are challenged by the complexities involved in deploying streaming media solutions on the Internet. Our products and services are designed to address this complexity by bringing together the hardware, software and solutions necessary to enable customers to deliver rich media content in an integrated and reliable fashion. We combine these products with a team of sales people and technicians who we believe are among the most experienced in Flash and Windows streaming in the industry. We believe our solution enables our customers to realize revenues from their digital media assets while limiting expenses related to additional information technology staff and internal infrastructure build-ups.

A distinctive element of our solution is MediaConsole, which provides our customers with efficient tools to manage, deliver and protect their digital media projects. The real time reporting capabilities of MediaConsole are designed to enable our customers to better understand the behavior (such as viewing or listening habits) of their audiences. Using MediaConsole our customers are able to determine when their content is being broadcast over the Internet and, as a result, can insert advertising into the content and charge listeners and viewers via numerous content delivery rules, including pay-per-view and subscription offerings.

Industry Overview

Broadband proliferation is fueling the accelerating growth in streaming media. According to an In-Stat report dated March 2006, worldwide broadband subscribers are expected to grow to 238 million in 2006 and to 280 million in 2007 from 194 million in 2005, representing annual growth of 22.7% and 17.6%, respectively. Largely due to this growth in broadband, the Internet has become a widely used global medium for distributing and receiving audio and video content. According to a February 2006 report published by Accustream Research, video streams rose by 50.2% in 2005 to approximately 18 billion and are forecast to grow by 32% in 2006 to over 23 billion served and by another 26% to over 29 billion served in 2007. As the volume and quality of dynamic content progresses, viewers of all ages are spending more and more time surfing the Internet.

As the demand for dynamic content on the Internet continues to accelerate, it is creating significant changes in the media and advertising market. Historically, content delivery over the Internet has been a cost center allocated to a media company’s sales and marketing budget. Content owners have been reluctant to deliver key digital and audio assets over the Internet due to the limited alternatives for direct monetization and the potential to cannibalize their existing revenue streams. However, the growth of broadband and related streaming capabilities has created new avenues for both content providers and advertisers to reach their respective consumer markets, and is enabling them to monetize their content directly through targeted ad insertion and pay per view. As a result advertisers are in the initial stages of shifting a significant portion of their ad spend to the Internet. Data regarding views per ad and ad spending suggest that branded advertisers have underallocated ad spending on the Internet as compared to television and other forms of media. According to the May 2005 Forrester Research report entitled U.S. Online Marketing Forecast: 2005 to 2010 published in June 2006, during 2004, the online audience was over five times greater than its percentage share of advertising dollars versus television, print and radio media. We believe networks and media companies have taken note of this fact and are now aggressively pushing television content to the Internet in an effort to better monetize and re-position their media assets. This trend is exemplified by CBS’s decision to stream live two of its most valuable sporting events, the NCAA men’s basketball tournament and the Masters golf tournament. Although these and other recent examples of this practice have been presented as tests, they indicate that the networks and media companies are interested in and aware of the ongoing growth in the number of consumers who choose to view content on the Internet and the associated advertising which may follow that viewership.

The adoption of the Internet by businesses for both internal and external facing applications is a key growth driver of Internet streaming and related industries. Next generation business applications are focusing on communications to customers, employees, and partners over the Internet or through the use of Intranets, including employee training, sales calls, delivery of rich media advertising messages, product launches, press and other video conferencing and presentations.

Target Markets

We currently serve a broad customer base including Fortune 500 corporations, movie studios, news, sports and information providers, music and radio companies, advertising agencies and educational institutions. The content we stream allows viewers to watch movie trailers online, view the latest news clips, take virtual home tours, hear podcasts, watch live sporting events or concerts and participate in video discussions for educational courses. We focus our marketing efforts on industries that we expect to use the Internet to distribute and monetize digital content through subscription, pay-per-view and the sale of advertising products and services we provide. Our customers generally fall into one of six categories: media and entertainment; advertising; social network websites; small-to-midsize business and small office/home office, or SMB/SOHO; corporate communications and educational institutions.

Media and Entertainment

Media and entertainment companies include, but are not limited to, movie studios, filmmakers, TV producers, news networks, talk shows and sports broadcasters. We help these companies encode and broadcast movie trailers, full-length films, pay-per-view movies, news clips, sitcom episodes and live broadcasts. Our MediaConsole permits our customers to track the number of viewers, manage customer subscriptions and track pay-per-view fees.

Radio stations use streaming technology to expand the reach of their broadcast. By streaming their programming over the Internet, they make it available to a wider audience. This allows stations to provide sponsors and advertisers access to demographics that are unreachable by conventional broadcast signals. In addition, musicians, record companies and online music retailers use streaming technology to permit potential customers to listen to short samples of their music prior to purchasing a song or CD.

Online Advertising, Advertising Agencies and Rich Media

Rich media advertising is online advertising that is technologically enhanced with movement, sound or video. Traditional print and television advertising is generally expensive and makes assumptions about the audience based on the content being delivered. Online advertising can be highly cost-effective and has the ability to either narrowly target specific demographics or reach a broad audience. Unlike print and television advertising, rich media can deliver instant, detailed feedback, including how many seconds each viewer spent viewing an ad, where the viewer lives, where the viewer clicked to next and how many unique visitors viewed the ad. Rich media can also provide a call to action, which encourages or requires users to submit demographic data in real time, by completing a form, or making an online purchase.

As more companies incorporate online advertising into their media plans, we believe advertising agencies will need to offer their clients a complete solution, and will need a reliable CDN partner to stream rich media ads over the Internet. Our products and services are designed to help advertising agencies broadcast the rich media ads they create to their clients’ audience.

Social Networking Websites

Internet-based social networks have been in existence for approximately ten years, beginning with the launch of Classmates.com in 1995. We believe that there are currently over 200 social networking sites. We currently provide streaming services to Internet-based social networking companies seeking to offer their users the ability to easily share both audio and video objects with their circle of friends and other users. We believe growth opportunities exist within this target market, both with our core products and services as well as with our advertising services, which opportunities we believe could provide us with significant revenue in the near future.

SMB/SOHO

Our self service, automatic streaming product is available for the small or home business customer. Customers generally can be set up in minutes to stream content, such as education seminars, live high school sporting events or interactive audio and video of, for example, a bride-to-be trying on wedding dresses in her local store. The automation and self-provisioning elements of our small business platform make streaming solutions available to a wide range of users.

Corporate Communications

Delivering corporate communications via video over the Internet is a growing need for a variety of corporations. This type of communication vehicle is appropriate for a range of companies including retailers, manufacturers, medical institutions, service companies and faith-based entities. Companies are increasingly using electronic communications to operate faster and more efficiently. Companies can reduce travel costs by using streaming technology to hold meetings and to deliver internal communications. Additional corporate uses of streaming media include online advertising, online trade shows, press conferences, employee training, product demonstrations and investor presentations.

Educational Institutions

Most educational institutions today are equipped with broadband connections and have Internet-savvy students. By using streaming technology, these institutions can broadcast prerecorded audio and video and broadcast live lectures events, which allow students to take courses at their convenience. Other events such as sports and music performances can also be broadcast.

Growth Strategy

Our objective is to be a worldwide leader in the delivery of rich media content over the Internet. To do so, we will need to expand our market penetration, and attain and maintain profitability. Key elements of our strategy include:

•	Build out our advertising solution. As online viewership increases, we believe that content providers will increasingly seek to monetize their digital content through advertising. We believe that our online advertising solution, which supports ad insertion, ad trafficking and ad reporting, represents a cost-effective solution for monetizing digital content. Potential customers for these services include both content providers and advertisers. Potential revenue streams from this business include fees from licensing the technology to content providers, fees from selling advertisements on behalf of the content providers and fees from ad placement on behalf of advertisers. We plan to invest in and grow our sales force that is specifically targeted at the ad insertion opportunity.

•	Expand international market penetration. We believe the media content delivery market represents a significant global market opportunity. We intend to leverage our existing product, sales channel and planned network investment to grow our international customer base by expanding and developing international resellers and OEM relationships to complement our direct sales force. On August 10, 2006, we announced the opening of our Amsterdam data center. We intend to continue to expand our operations in Europe and to expand into selected Asia Pacific markets in the first half of 2007.

•	Optimize and increase our network capacity. We believe building additional network capacity will best meet the needs of our current and future customers. Our current architecture is designed to scale as customer demand increases. We plan to build out additional data centers and expand capacity at our existing data centers in order to meet expected future customer demand. We intend to further optimize our network infrastructure and grow bandwidth in target geographies, such as Europe and Asia, where we believe the greatest growth potential exists.

•	Maintain focus on the growing market for streaming services. We believe Internet-based streaming of rich media represents a large and growing opportunity that can support our continued growth for the foreseeable future. As viewership of streaming media content continues to grow, we expect that demand for our core services will expand. We expect to increase revenue by selling additional products and services to existing customers and increasing the utilization and reliance of our services per customer.

•	Develop and enhance features, services and sales channels. We intend to develop and enhance content delivery features and services in order to expand our current offering. New service offerings, such as Media Player for Flash, VitalStream Advertising Services, Content Delivery Services, Secure Flash Video Streaming and Professional Services have enhanced our product and service offering. We intend to continue to develop new tools and technologies to further provide our customers with new solutions in order to increase the value we provide while leveraging the scalability of our business. We also intend to expand our direct sales force and our indirect distribution channels. We believe there are opportunities to market and sell our solutions through resellers and OEM relationships in order to reach certain market segments that would be more difficult or expensive to target with a direct sales force.

•	Selectively pursue strategic acquisitions. The fragmented nature of our market provides opportunities for selective acquisitions. We have acquired and integrated several private companies to date, and we intend to continue to identify and acquire companies and technologies that could expand our solutions’ feature set and functionality and provide access to new customers and markets.

Our Solution

We focus on providing market-leading streaming media solutions, with customized products and services that allow companies to tailor the way they broadcast, manage, and track the content they are delivering over the Internet. The foundation of our solution is our next generation CDN upon which we have built product and service offerings to meet our customer’s needs. Our CDN and product and service offerings are designed to enable our customers to monetize their digital media assets through subscription, pay-per-view and advertising-based business models. The key components of our solution include:

Our Purpose-Built Content Delivery Network

Next Generation Cluster Architecture

Our network is designed to optimize delivery of streaming media content, which is a very demanding network application. The network incorporates high-performance equipment with 10 Gigabit uplinks to multiple tier-1 network providers and geographic diversity. The network is comprised of multiple data centers containing distributed server clusters. This multi-homed network helps minimize exposure at congested peers. Our close proximity to other backbone providers ensures we can quickly add bandwidth when needed. Distributed clustering technology for streaming and hosting services allows us to scale the network based on customer demand.

Our network is protected by advanced security systems, including firewalls, proxies and private networking to protect critical systems from intruders. We continuously monitor for security vulnerabilities and malicious activity and employ a staff of security experts to respond to security-related incidents. Additionally, we provide various encryption and digital rights management, or DRM, services that allow our customers to protect their content on our network. We have six strategically located data centers, and we colocate servers at additional secure carrier-neutral data centers for streaming media delivery.

Optimized Routing

We have connections to multiple tier-1 backbone providers and offer other features designed to ensure the rapid flow of data over the Internet. In addition to these basic features, we use RouteScience adaptive networking software, or ANS, a route optimization technology designed to ensure delivery of content over our network through the most efficient path to its audience. In 2005, we added Radware technology which utilizes an integrated application delivery solution and automatically distributes user requests based on network and server loads, connecting users to servers in multiple data centers over the most efficient network path. Our system monitors, assesses, and adjusts our network delivery infrastructure in an attempt to ensure optimal application availability and performance by adjusting traffic paths in real time.

MediaConsole

Our proprietary streaming and content management software is called MediaConsole, which allows our customers to use one application to manage their Flash and Windows Media files. MediaConsole enables our customers to:

•	determine when content will be available for broadcast over the Internet;

•	insert advertising and branding into the content;

•	use Web pages that surround movies with custom graphics and advertisements to attract and interact with prospective audience members;

•	use “point-and-click” features to manage the streaming process;

•	view detailed audience reports in near real-time; and

•	implement DRM solutions to charge listeners and viewers of Windows Media streams using numerous content delivery rules.

Each of these components is provided at a base level to all of our streaming customers through MediaConsole. For an additional fee, advanced DRM, reporting and other features are available. DRM is not currently available with Flash.

A customer using MediaConsole can request a number of additional features without needing to contact our customer service representatives. This automation allows us to minimize personnel costs. Customers typically commit to a monthly fee for streaming services, based on the volume and complexity of their specific solution. Customers using both our streaming and our hosting services can use MediaConsole to perform website management tasks such as traffic reporting, e-mail account setup, e-mail forwarding and Web-based e-mail access.

Our Core Products—Enterprise Level

Streaming Service for Flash

We were the first partner to work hand-in-hand with Macromedia, which was acquired by Adobe Systems in December 2005, to develop a Flash streaming platform. The platform utilizes Adobe’s Flash Communication Server software in combination with our streaming, storage and supporting software and targeted reporting technologies to enable viewing of Flash streaming content over the Internet. We believe we are the most experienced Flash video streaming service provider. Our Streaming Service for Flash is designed to be reliable, interactive and easy to use, giving our customers the opportunity to utilize their existing Flash development environment and streamlining their workflow. The VitalStream Flash Streaming Service permits our customers to upload files to our streaming network without having to set up and maintain video servers.

In September 2005, we were the first Adobe Flash video streaming service provider to announce support for Flash Player 8 and Flash Media Server 2.0. Flash Player 8 offers enhanced capabilities for interactive video, which enables our customers to deliver high-quality video at the smallest file sizes while ensuring faster and smoother video playback. These enhancements significantly improve the overall viewing experience of streaming video.

Streaming Service for Windows Media

We believe our Streaming Service for Windows Media is ideal for businesses seeking to distribute or sell high-quality video over the Internet, while maintaining maximum control of their content. Windows Media is a flexible platform that makes it possible for businesses to protect and deliver live events, corporate presentations, news, sports, music, entertainment events or movies with the confidence that the digital media files will stay protected, no matter how they are distributed. We have been a Microsoft Premier Certified Hosting Service provider since October 2002. We utilize Streaming Service for Windows Media server software in combination with our streaming, storage and supporting software and targeted reporting technologies to enable viewing of Windows Media streaming content over the Internet.

VitalStream Advertising Services

Our recent acquisition of EON Streams enhances our position as an end-to-end provider of solutions for content owners, broadcasters and advertisers seeking to generate revenues through the distribution of their content over the Internet. At the core of our technology, acquired from EON Streams, are proprietary ad selection and ad insertion capabilities, which can enable customers to turn existing traffic into content packaged with advertising. This technology can add live, targeted online audio, video and rich media ads to our customers’ audio and video streams based on audience demographics such as age, gender, geographic location and income level.

Our VitalStream Advertising Services also include our selling of advertisements on behalf of the content providers and our placement of advertisement in streamed audio and video content on behalf of advertisers. We generally expect fees for such services to be earned as a commission or a share of revenue.

Content Delivery Service

Our customers often need to utilize download services as part of their business solution. In response to this customer demand, we provide file download services. Businesses that stream their media assets can use our Content Delivery Service to download critical content including HTML, graphics, media files, software and podcasts to their customers.

Managed Hosting and Colocation Services

Hosting is the storing and serving of computer files for Internet delivery. We provide server hardware, bandwidth and continuous system administration, including server and network monitoring, reporting, ongoing maintenance, security and backup. Our hosting customers provide and manage their application software on our hardware and network. We provide and maintain the server hardware, operating system, rack space, power and bandwidth. We also offer optional services for an additional fee. We deliver our services using the Linux and the Microsoft Windows Server 2000 and 2003 platforms.

Colocation is the business of providing secure space and an Internet connection for customers to maintain their own servers and other related equipment. We provide colocation services to customers wanting to run their servers in one of our data centers in order to take advantage of our network infrastructure. Colocation customers monitor and control these servers and switching hardware, which they can purchase or rent from us. We provide rack or cabinet space, telco-grade connections to the Internet, an IP address, network cabling, a power source, reporting and other related services. By providing colocation services, we can leverage economies of scale, allowing us to offer a high quality of service for a reasonable fee.

Small Business Services, Small Office, Home Office—Our Core Products

VitalStream Small Business Services is an easy-to-use, self-service solution available over the Internet at affordable entry-level price points extend the reach of streaming media to a new market segment. This turnkey product extends the reach of streaming media to a new market segment and provides us the opportunity to gain small business customers while also providing an up-sell path as those small businesses grow into enterprise entities.

Other Products and Services

IPTV

IPTV is a system through which a digital television service is delivered using the Internet Protocol over a network infrastructure, as opposed to through traditional formats or cable. For residential users, this type of service is often provided in conjunction with Video on Demand and may be combined with Internet services such as Web access and VoIP, which combination of services may then be called Triple Play or Quadruple Play, and is typically supplied by a broadband operator using a single infrastructure. For business use, IPTV may be used to deliver television content over corporate LAN’s and business networks, among other things.

Historically, IPTV technology has been restricted by slow download speeds. In the coming years, however, residential IPTV is expected to grow at a brisk pace as, according to In-Stat, broadband is now available to more than 200 million households worldwide. Many of the world’s major telecommunications providers are exploring IPTV as a new revenue opportunity within their existing markets, and as a defensive measure against encroachment from more conventional cable television services.

We currently enable IPTV content to be delivered over our world-wide CDN in either the Flash or Windows format. Today, we provide the network transit, reporting and dashboard services, and are currently expanding our offering to include a complete software service to allow content owners to manage their broadcast encoders, create and manage stations and offer a full back-office/billing environment. We are also developing technology that will be designed to offer content owners the ability to insert demographically targeted ads to television stations. We expect to offer this technology in late 2006 or early 2007.

VitalStream Professional Services

We officially launched VitalStream Professional Services in late 2005 to assist our customers in building customized solutions for their specialized business models. Through internal and external resources, VitalStream Professional Services designs, builds and deploys custom solutions, such as video players, user interfaces, advertising components, control panels for content management and reporting, authentication web services and Flash Communication Server applications. These solutions are fully integrated into our CDN. We also design, build and deploy web applications that feature video or audio streaming and interface with existing customer systems. Professional service fees vary by project.

License Agreements

Adobe Flash

We entered into a Flash Communication Server License Agreement dated November 17, 2003, as revised by amendments Nos. 1 through 5, with Adobe Systems, as successor to Macromedia, so that we can use Adobe’s Flash Communication Server products to deliver Flash Video. Under the agreement, we pay quarterly royalties, maintenance and support fees, which fees are based upon use of the Adobe software. These fees are offset by required prepayments. The agreement also requires that we meet the requirements of a marketing program regarding logo presentation, product development, website listing, press releases and use of names and logos. The agreement is for a limited term, after which our use of Flash could be terminated, and is subject to termination following a material breach. Our license with Adobe terminates in December 2006. We have two successive one-year options to renew this license. The agreement also includes standard terms, including indemnification, audit rights and prohibition of assignment provisions.

Microsoft Windows Media

On February 1, 2004, we entered into a three year Microsoft Services Provider License Agreement with Microsoft Licensing, GP to license certain Microsoft software products to provide software services to our customers.

At the end of the three year term, if we have continuing obligations to provide services to our customers using the Microsoft software products, we may extend the term of the agreement if we are not in breach of the agreement and if we comply with the notification requirements under the agreement for the duration of our obligations to our existing customers.

Microsoft has various rights to terminate the agreement and our licenses, including if we are in breach of any of the provisions or use any of the licensed software in an unauthorized manner or infringe upon any of Microsoft’s intellectual property rights, or do not use any Microsoft products for 6 months. Microsoft may also terminate the agreement if we fail to maintain our Microsoft certifications.

We are obligated to flow down specific terms to our customers, and this requirement may limit our flexibility in how we offer products and services. We are also required to keep accurate records of the use of Microsoft products. Microsoft has the right to verify such records.

Customers

Our top ten customers by revenue for the six months ended June 30, 2006 accounted for 52% of our revenue for that period. Our top ten customers accounted for 52% of our revenue in 2005 and accounted for 48% of our revenue in 2004.

During the six months ended June 30, 2006, MySpace, Inc. accounted for 33% of our revenue. Our current agreement with MySpace, Inc. expires on September 30, 2006, and we expect that extensions or renewals of our agreement, if any, will be of short durations or terminable upon short-term notice. If MySpace, Inc. elects not to continue our agreement or reduces its usage of our CDN, our revenues will decrease. During 2005, Comcast Corporation, MySpace, Inc. and World Netmedia, LLC accounted for approximately 14%, 11% and 11% of our revenue, respectively. During 2004, World Netmedia, LLC and Hypermedia Systems, Inc. accounted for approximately 18% and 10% of our revenue, respectively. Several additional customers individually accounted for between 1% and 9% of our revenues during the six months ended June 30, 2006 and during 2005 and 2004.

Customer Support

We are committed to providing high quality customer support to facilitate the success of our customers’ on-line efforts. Customer support representatives are available to answer calls year round at any time, day or night. Our live support team consists of highly trained customer support representatives, software engineers and network engineers that are on duty to identify and resolve customer concerns. We assign priorities to differing customer requests and incidents. High-level requests and incidents receive a higher level customer support and engineering attention and faster response time than low-level requests and incidents.

Sales and Marketing

As of August 31, 2006, our 19 sales and five marketing professionals were located in three offices in the United States and one office in Europe. Our sales team is focused in the following areas: lead generation, direct, account management, channel, enterprise, advertising, international and professional services. The largest component of our current sales team is direct, and targets traditional media and entertainment companies and other content owners. We expect significant growth to occur in the advertising component of our sales team. This group will focus on advertisers seeking to capitalize on the growth in online viewership through targeted ad insertion. As we expand our international operations, we expect to add international sales and marketing professionals.

To support our sales efforts and promote our brand, we conduct comprehensive marketing programs. Our marketing strategies include co-marketing with key technology partners, an active public relations campaign, channel partnerships, on-line advertisements, tradeshows, targeted print advertisements and on-going customer communications programs.

Co-Marketing through Key Technology Partners

Co-marketing involves cross-promotion of both our and our co-marketing partners’ products and services. In 2002, we entered into a co-marketing arrangement with Microsoft. Currently we support and promote Microsoft’s Windows Media 10 software in exchange for Microsoft promotion of our products through its Windows Media website. In September 2003, we entered into a co-marketing arrangement with Macromedia, now Adobe. We currently support and promote the Flash Media Server 2.0 software through the Flash Video Streaming Service in exchange for Adobe’s promotion of our services through its sales force and its website.

Public Relations Campaign

Our active public relations program enhances our industry presence and extends our brand awareness through press releases, media and analyst briefings, media tours and regular media outreach.

Selling Through Channels

We also market our products through channel and OEM relationships. We have relationships with production companies, advertising agencies, Web designers and technology companies which from time to time refer customers to us. In 2005, we launched several OEM relationships with leading software providers, such as Serious Magic and On2, that extend our reach into the consumer market through our VitalStream Small Business Services offering.

Internet Marketing

We engage in various forms of Internet, or online marketing programs through online banner ads and use pay-per-click search engine marketing. We maintain a comprehensive website with information about our products and services. Our website offers a customer showcase that features working examples of streaming media projects. In addition, visitors to our website can view electronic literature, request additional information or special offers, select products and services and place orders.

Print Advertising and Other Marketing

We periodically advertise in industry print publications. We measure the responses received by each publication and adjust the distribution of our print advertising accordingly. Our tradeshow schedule is designed to ensure our presence in the industry, drives awareness of our brand and is part of our lead generation efforts.

Competition

We are considered to be an Internet CDN specializing in streaming media. We believe that our principal streaming media competitors include Akamai Technologies, VeriSign (through its recent acquisition of Kontiki), Limelight Networks and Nine Systems. Companies that may emerge as principal competitors in the near future include ROO Group, Mirror Image and private companies of which we are unaware that have, or are developing, streaming and related technologies. As we expand our advertising sales efforts, we may experience competition from traditional advertising companies and new entrants into the online advertising market. We also compete for customers who support their streaming and encoding in-house. Our hosting, colocation, content delivery services and other services compete with larger Internet providers such as AT&T and SAVVIS. The market for our products and services is highly competitive. The CDN sector is evolving and growing rapidly, and companies are continually introducing new products and services.

We compete on the depth of our product offerings, the performance and quality of our services, the scalability and reliability of our network, our expertise and experience in streaming media, ease of implementation, price, and customer support. Our relative strengths and weaknesses vary on a competitor by competitor basis. In general, our relative strengths include the reliability of our network, our expertise in streaming media and our tools for reporting and content management. Our relative weaknesses against our stronger competitors include the smaller size of our network, absence of significant international presence and limited experience with downloadable media.

Many of our existing and potential competitors have longer operating histories, larger customers, greater financial strength and more recognized brands in the industry. These competitors may be able to attract customers more easily because of their financial resources and awareness in the market. Our larger competitors can also devote substantially more resources to business development and may adopt more aggressive pricing policies.

Intellectual Property

We will be able to protect our technology from unauthorized use by third parties only to the extent that our technology is covered by valid and enforceable patents or copyrights or effectively maintained as trade secrets and able to be utilized without infringing the proprietary rights of others. Our success in the future will depend in part on obtaining patent protection or maintaining trade secret protection for our technologies.

As part of our acquisition of EON Streams in May 2006, we acquired the rights to two patent applications pending with the U.S. Patent and Trademark Office related to ad insertion technology. As part of our acquisition of PlayStream in April 2005, we acquired the rights to a patent application pending with the U.S. Patent and Trademark Office related to a distributed link processing system and certain copyright registrations. These patent applications are still pending. It is possible the pending applications may not be granted or may be challenged or invalidated. We have not registered copyrights or patents on our core streaming and data management programs, methods, or other ideas. While some of our computer code may have common law copyright protection, common law rights associated with copyrights and trade secrets afford only limited protection.

We have registered the VitalStream®, MediaConsole®, NetCluster®, PlayStream®, Playstream.com® and Digital Rights Media® trademarks with the U.S. Patent and Trademark Office and have filed an application for the registration of the trademark MediaOps™. We have also registered these marks in the European Union and some of them in certain additional foreign jurisdictions. Despite our efforts, it is possible that the scope of protection gained from seeking trademark registration will be insufficient or that the registration may be deemed invalid or unenforceable.

We seek to protect many of our innovations as trade secrets and principally rely upon trade secret and contract law in the United States to protect our proprietary rights. We generally enter into confidentiality agreements, “work-made-for-hire” contracts and intellectual property licenses with our employees, consultants and corporate partners, respectively, as part of our efforts to control access to and distribution of our technologies, content and other proprietary information. For example, where consultants develop copyrighted content for us, our general policy is to use written agreements prior to content creation to obtain ownership of that content. We also generally do not grant to our customers rights to access our software source code. These agreements and our policies are intended to protect our intellectual property, but we cannot assure that these agreements or the other steps we have taken to protect our intellectual property will be sufficient to prevent theft, unauthorized use or unauthorized disclosure. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, our efforts may not be sufficient or successful. It may be possible that some of our innovations may not be protectable. The steps that we have taken may not prevent misappropriation of our proprietary rights, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights at all, or as fully as in the United States. Confidentiality may be compromised intentionally or accidentally by contractors, customers, other third parties or our employees. If third parties were to use or otherwise misappropriate our source code, other copyright materials, trademarks, service marks or other proprietary rights without our consent or approval, our competitive position could be harmed, or we could become involved in costly and distracting litigation to enforce our rights.

We cannot prevent piracy of our software, methods and features, and we cannot determine the extent to which our software, methods and features are being pirated. In addition, the laws of some foreign countries do not protect our proprietary rights as well as the laws of the United States.

Employees

As of August 31, 2006, we had a total of 99 employees. None of our employees are represented by a collective bargaining agreement, and we have not experienced any work stoppage. We consider our relationship with our employees to be good.

Facilities and Properties

We do not own any real property. Our principal office is located at One Jenner, Suite 100, in Irvine, California, which includes our executive offices and a data center. We also have offices in Los Angeles, California, Knoxville, Tennessee, New York, New York and Seattle, Washington. We lease facilities under various lease arrangements, with lease terms ranging from month-to-month to six years.

We have six strategically located data centers:

•	Los Angeles, California;

•	Irvine, California;

•	Seattle, Washington;

•	Ashburn, Virginia;

•	Atlanta, Georgia; and

•	Amsterdam, Netherlands.

We do not have any commitments to lease additional office and data center space. The lease with respect to our principal office expires in October 2006, and we are seeking alternative or additional space in the greater Orange County, California area.

Legal Proceedings

In the ordinary course of our business, we become involved in certain legal actions and claims, including lawsuits, administrative proceedings, regulatory and other matters. Although we believe that the resolution of pending or threatened proceedings will not materially affect our business, we can provide no assurances in that regard.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of August 31, 2006:

Name	Age	Position
Jack L. Waterman	47	Chairman and Chief Executive Officer

Philip N. Kaplan	39	Director, President and Chief Operating Officer

Eric L. Mersch	38	Chief Financial Officer

Michael Maeso	44	Executive Vice President of Global Sales & Marketing

Arturo Sida	52	Chief Legal Officer and Secretary

Stephen Smith	38	Chief Technical Officer

Melvin A. Harris(1)(2)	63	Director

Raymond L. Ocampo Jr.(1)(2)	53	Director

Philip Sanderson(3)	38	Director

Salvatore Tirabassi(3)	35	Director

Leonard Wanger(1)(2)(3)	41	Director

(1)	Member of Audit Committee.

(2)	Member of Nominating Committee.

(3)	Member of Compensation Committee.

The following paragraphs set forth certain biographical information about each of the foregoing:

Jack L. Waterman has served as Chief Executive Officer and a director since June 2005. Mr. Waterman was appointed as Chairman of the Board of Directors on January 31, 2006. Mr. Waterman has over 22 years of experience as an executive in the entertainment industry. From January 2005 to May 2005, Mr. Waterman worked as an independent business consultant. From 1994 to 2004, Mr. Waterman was president of Worldwide Pay TV, the subsidiary of Paramount Pictures Corporation that operates its Pay TV, international channels, and airline and hotel sales businesses. Mr. Waterman also was the head of worldwide business affairs for the Home Entertainment Division of Paramount Pictures Corporation from 1994 to 2004 and has served on the governing board of Movielink, LLC, the online movie rental service formed as a joint venture among Metro-Goldwyn-Mayer, Paramount Pictures, Sony Pictures Entertainment, Universal and Warner Bros, from 2002 to 2004.

Philip N. Kaplan has served as our President since November 2004, as Chief Operating Officer and a director since the merger with VitalStream, Inc. in April 2002, and as our Secretary from April 2002 until November 2004. Prior to the merger, Mr. Kaplan served as chief operating officer, secretary and a director of VitalStream, Inc. since its inception in March 2000. Mr. Kaplan was also co-founder of AnaServe, Inc., an E-commerce web hosting company, where he held the position of senior vice president, secretary and treasurer from its formation in 1995 until its acquisition by Concentric Network Corporation in August 1998. Mr. Kaplan remained employed by Concentric until April 1999. Mr. Kaplan received a Bachelor of Arts degree in Economics with a minor in Russian language from the University of California, Davis.

Eric L. Mersch has served as our Chief Financial Officer since August 2006. From March 2003 through August 2006, Mr. Mersch worked at Harrah’s Entertainment, Inc. where he served as vice president, finance for Harrah’s Las Vegas and The Flamingo (September 2005 to August 2006), vice president, finance of the western division (October 2005 to September 2005) and director, corporate finance (March 2003 to October 2004). Before joining Harrah’s in March 2003, Mr. Mersch was the chief financial officer of Andre-Boudin Bakeries, Inc. from June 2001 to December 2002 and a Senior Associate, Corporate Finance at the technology-focused investment bank Robertson Stephens from March 2000 to March 2001. Mr. Mersch began his career in June of 1990 with the United States Navy, serving over a seven-year period as Division Officer of the USS Los Angeles, Special Projects Officer for the Chief of Naval Operations at The Pentagon and Lieutenant specializing in submarine operations and intelligence projects. Mr. Mersch received a Bachelor of Science degree in Economics from the United States Naval Academy, a Masters of Science degree in Nuclear Power Engineering from the Submarine Officer Nuclear Engineering School and a Masters in Business Administration from Harvard Business School.

Michael Maeso has served as our Executive Vice President of Global Sales and Marketing since July 2006. From July 2005 to July 2006, Mr. Maeso served as executive vice president of worldwide sales for Packet Design, a leader in route analytics technology for managing large IP networks. From March 2003 to July 2005, Mr. Maeso served as vice president of sales for Speedera Networks (acquired by Akamai Technologies in June 2005). From October 2000 to October 2002, Mr. Maeso served as senior vice president of sales for ActionBase Corporation, a collaborative software company, after which he briefly served as a consultant until joining Speedera Networks.

Arturo Sida has served as our Chief Legal Officer since July 2005. Mr. Sida was our Vice President and General Counsel from April 2003 to July 2005 and has served as our Secretary since November 2004. Mr. Sida served as vice president, legal and assistant secretary of AmerisourceBergen Corporation, a wholesale distributor of pharmaceuticals, from 2001 to late 2002, and as vice president, legal and assistant secretary of Bergen Brunswig Corporation, a wholesale distributor of pharmaceuticals, from 1998 until its merger in 2001 with AmeriSource Health Corporation to form AmerisourceBergen. Mr. Sida earned a Bachelor of Arts degree from Stanford University and a Juris Doctor degree from Boalt Hall School of Law at the University of California, Berkeley.

Stephen Smith has served as our Chief Technical Officer since the merger with VitalStream, Inc. in April 2002. Mr. Smith served as chief technical officer of VitalStream, Inc. from March 2001 until the time of the merger with VitalStream, Inc. Mr. Smith co-founded SiteStream Incorporated in 1999 and served as SiteStream’s senior vice president of technology. Mr. Smith served as chief technical officer for AnaServe, Inc. from 1995 until August 1998, when Concentric Networks acquired AnaServe. Mr. Smith holds a certification from Santa Cruz Operation for SCO UNIX and possesses specialized training for Microsoft, Silicon Graphics, Sun Microsystems, Cisco, FORE Systems ATM, Intel, Digital Equipment Corporation, and 3-COM products and services.

Melvin A. Harris has served as a director since January 2006. Since 2002, Mr. Harris has been retired from Sony Pictures Entertainment, Inc., where he had been President and Chief Operating Officer from 1999 to 2002, and prior to that had been President, Worldwide Television and Video, since 1992. From 1984 to 1991, he was President of the television and video units of Paramount Pictures Corporation, where he had been employed since 1977. Mr. Harris holds a Ph.D degree in Communications from Ohio University.

Raymond L. Ocampo Jr., has served as a director since April 2004. Mr. Ocampo has been the president and chief executive officer of Samurai Surfer L.L.C. (consulting and investments) since April 2004. Mr. Ocampo has served on the boards of directors of PMI Group, Inc. since 1999, CytoGenix, Inc. and Intraware, Inc. since 2003 and Keynote Systems, Inc. since 2004. Mr. Ocampo retired from Oracle Corporation in 1996 as its Senior Vice President, General Counsel and Secretary after serving Oracle for more than 10 years in various legal and executive capacities. Mr. Ocampo co-founded the Berkeley Center for Law and Technology in 1996-97 and retired from the Center in 1999 after service as its executive director for two years. Mr. Ocampo served as the 2001-02 Chair of the American Bar Association’s Section of Science & Technology Law.

Philip Sanderson has served as a director since June 2004. From 1997 to September, 2006, Mr. Sanderson was a managing partner of WaldenVC, a venture capital firm. Prior to 1997, Mr. Sanderson worked as an investment banker in Robertson Stephens’ New Media and Information Services Groups, after having worked in Goldman Sachs’ corporate finance group. Mr. Sanderson also has founded and operated three companies in the retail, non-profit, and manufacturing industries. Mr. Sanderson received his Master of Business Administration with Honors from the Harvard Graduate School of Business and earned his Bachelor of Arts in Economics with Honors from Hamilton College.

Salvatore Tirabassi has served as a director since the acquisition of Epoch Hosting, Inc. in January 2003. Since 1999, Mr. Tirabassi has been a partner of Dolphin Equity Partners, a venture capital firm. From May 1998 to July 1999, Mr. Tirabassi served as a marketing consultant to Diamond Lane Communications, a telecommunications equipment company; from May 1997 to May 1998, he studied at the University of Pennsylvania; and from December 1993 to April 1997, he served as a marketing consultant to Diefenbach Elkins (Futurebrand). Mr. Tirabassi received a Master of Business Administration degree from the Wharton School of the University of Pennsylvania, a Master of Science degree in Telecommunications and Networking Engineering from the University of Pennsylvania and an AB from Harvard College in Philosophy and Foreign Languages.

Leonard Wanger has served as a director since the merger with VitalStream, Inc. in April 2002. Mr. Wanger served as a director of VitalStream, Inc. from May 2001 until the time of our merger with VitalStream, Inc. Since June 2002, Mr. Wanger has been a securities analyst at William Harris Investors. From 1999 until 2002, he served as director of engineering for MDL Information Systems (a Reed Elsevier company), a company engaged in drug discovery informatics. He served, commencing in 1995, as director of engineering for interactive simulations, Inc., a venture-backed start-up providing molecular modeling software for the pharmaceutical industry that was purchased by MDL in 1999. Mr. Wanger has a Bachelor of Science degree in Computer Science from the University of Iowa and a Masters of Architectural Science from Cornell University.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of August 31, 2006 and as adjusted to reflect the sale of the shares of our common stock offered hereby, by:

•	all persons known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all executive officers and directors as a group; and

•	all other selling stockholders.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, and includes options and warrants that are currently exercisable or exercisable within 60 days. Except as indicated by footnote, and subject to community property laws where applicable, we believe the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

This table lists applicable percentage ownership based on 23,050,385 shares of common stock outstanding as of August 31, 2006, and based on              shares of common stock outstanding upon completion of this offering.

Shares of common stock subject to stock options and warrants currently exercisable or exercisable within 60 days of August 31, 2006 are deemed to be outstanding for computing the percentage ownership of the person holding these options and warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Unless otherwise indicated, the address for each of the stockholders in the table below is c/o VitalStream Holdings, Inc., One Jenner, Suite 100, Irvine, CA 92618.

	Beneficial Ownership Prior to the Offering(1)		Number of Shares Offered	Beneficial Ownership After the Offering
Name and Address of Beneficial Owner	Shares	Percent		Shares	Percent
Executive Officers and Directors
Jack L. Waterman(2)	469,388	2.0%
Philip N. Kaplan(3)	982,985	4.26%
Michael F. Linos	505,411	2.19%
Mark Z. Belzowski(4)	142,321	*
Arturo Sida(5)	162,365	*
Leonard Wanger(6)	107,375	*
Salvatore Tirabassi(7)	25,000	*
Melvin A. Harris(8)	14,844	*
Raymond Ocampo Jr. (9)	60,417	*
Philip Sanderson(10)	32,292	*
All executive officers and directors as a group (13 Persons)	2,760,466	11.50%

5% Stockholders
Dolphin Reporting Group(11)	3,190,144	13.84%
Walden Reporting Group(12)	3,305,959	14.34%
Husic Capital Management(13)	1,729,530	7.50%
Crosslink Reporting Group(14)	1,536,175	6.66%

Other Selling Stockholders
Christopher L. Dion(15)	31,250	*

*	Represents less than 1% of the outstanding shares of common stock.

(1)	Ownership numbers include shares of our common stock subject to options and warrants that are exercisable within 60 days of August 31, 2006. Shares of common stock subject to options and warrants that are not exercisable within such 60-day period are not included.

(2)	Includes 24,074 shares of common stock and options to purchase 445,314 shares of common stock, all owned by Jack L. Waterman.

(3)	Includes 931,802 shares of common stock and a warrant to purchase 10,417 shares of common stock owned by the Kaplan Family Trust dated June 30, 2004. Also includes options to 29,617 shares of common stock owned by Philip N. Kaplan and 11,599 shares of common stock owned by Stacy Kaplan, the wife of Philip N. Kaplan.

(4)	Includes 64,196 shares of common stock and options to purchase 78,125 shares of common stock, all owned by Mark Z. Belzowski.

(5)	Includes 39,969 shares of common stock, options to purchase 117,188 shares of common stock, and a warrant to purchase 5,208 shares of common stock, all owned by Arturo Sida.

(6)	Includes 30,931 shares of common stock and options to purchase 64,844 shares of common stock owned by Mr. Wanger, and 11,599 shares of common stock held in a trust that is beneficially owned by Mr. Wanger. The address of Mr. Wanger is 191 N. Wacker Dr., Suite #1500, Chicago, Il 60606.

(7)	Represents options to purchase 25,000 shares of common stock owned by Mr. Tirabassi. The business address of Mr. Tirabassi is c/o Dolphin Equity Partners, 750 Lexington Avenue, 16th Floor, New York, NY 11201.

(8)	Represents options to purchase 14,844 shares of common stock owned by Mr. Harris.

(9)	Represents options to purchase 60,417 shares of common stock owned by Mr. Ocampo. The address of Mr. Ocampo is P.O. Box 1688, San Mateo, CA 94401.

(10)	Represents options to purchase 32,292 shares of common stock owned by Mr. Sanderson.

(11)	The Dolphin Reporting Group comprised of Dolphin Communications I, LLC, Dolphin Communications, LP, Dolphin Communications II, LP, Dolphin Communications Fund, LP, Dolphin Communications Fund II, LP, Dolphin Communications Parallel Fund, LP, Dolphin Communications Parallel Fund II Netherlands, LP, and Richard Brekka. Authority to make voting and investment decisions with respect to shares owned by all such selling stockholders is held by Richard Brekka. The address for the Dolphin Reporting Group is 750 Lexington Avenue, New York, NY 10022.

(12)	The Walden Reporting Group comprised of WaldenVC II, LP, WaldenVC, LLC and various individual managers of WaldenVC, LLC. Authority to make voting and investment decisions with respect to shares owned by such selling stockholder is held by WaldenVC, LLC whose managers are Arthur Berliner, Steven Eskenazi, Lawrence Marcus and Matthew Miller. The address for the Walden Reporting Group is 750 Battery St. 7th Floor, San Francisco, CA 94110.

(13)	Husic Capital Management is controlled by Frank J. Husic. The address for Husic Capital Management is 555 California Street, Suite 1800, San Francisco, CA 94104.

(14)	Includes (i) Crosslink Ventures IV, L.P., Crosslink Omega Ventures IV GmbH & Co. KG, Offshore Crosslink Omega Ventures IV (a Cayman Islands Unit Trust) and Omega Bayview IV, LLC, for which Michael J. Stark, Seymour F. Kaufman, James Feuille and David I. Epstein, as general partner, managing member, or manager of Class B units of the stockholder, have voting and/or investment power over the shares, and (ii) Crosslink Crossover Fund IV, L.P., for which Michael J. Stark, Seymour F. Kaufman, Thomas Edward Bliska and Daniel John Dunn, as general partner of the stockholder, have voting and/or investment power over the shares.

(15)	Includes options to purchase 31,250 shares of common stock owned by Mr. Dion.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2005, to which we have been a party, in which the amount involved in the transaction exceeds $60,000 and in which any of our directors, executive officers or holders of more than five percent of our capital stock had or will have a direct or indirect material interest.

February 2006 Private Offering

On February 3, 2006, we sold of an aggregate of 2,692,307 shares of our common stock for an aggregate purchase price of $14.0 million, or $5.20 per share in a private placement with institutional investors. In that offering, WaldenVC II, LP purchased 96,153 shares. WaldenVC II, LP holds in excess of 10% of our common stock, and Philip Sanderson, one of our directors, is a managing partner of WaldenVC.

Employment Agreements With Executive Officers

Jack L. Waterman

In May 2005, we entered into an employment agreement with Jack L. Waterman, our chief executive officer, which was amended on June 7, 2006. Mr. Waterman is entitled to receive a base salary of $375,000 annually. Additionally, Mr. Waterman could earn at the end of each fiscal year an annual bonus in an amount determined by the Compensation Committee of our Board of Directors. On September 6, 2006, the Compensation Committee approved a relocation bonus for Mr. Waterman of $295,000.

In connection with the commencement of Mr. Waterman’s employment on June 1, 2005, as required by the employment agreement, we granted Mr. Waterman a non-qualified option to purchase 1,187,500 shares of common stock at exercise price of $2.24 per share. Of the 1,187,500 shares under the option, 1/8 or 148,438 shares vested immediately, an additional 1/8 or 148,438 shares vested on June 1, 2006 with the remaining 890,624 shares vesting on a pro-rata basis equally over the following 12 quarters at the rate of 74,218.67 at the end of each quarter, beginning with the first 74,218.67 vesting on September 30, 2006. In July 2006, our Board of Directors agreed to accelerate the vesting of options to purchase 148,438 shares of common stock that would otherwise have vested during the remainder of 2006 in anticipation of the offering. In the event of a change of control, an election by Mr. Waterman to terminate his employment with us following a material diminution in the level of his duties or salary or a material relocation of his principal place of employment or a termination by us of his employment without cause, all of his then unvested options become exercisable as of the date of such event. Employment of Mr. Waterman is at-will, subject to the termination benefit outlined above, and the term of the agreement is open-ended.

In addition to the option described above, we granted Mr. Waterman an option to purchase 72,500 shares of common stock on December 16, 2005 with an exercise price of $5.40 per share. Of the 72,500 shares under the option,  1/4 or 18,125 shares vest on December 16, 2006 with the remaining 54,375 shares vesting on a pro-rata basis equally over the following 12 quarters at the rate of 3,398.44 at the end of each quarter, beginning with the first 3,398.44 vesting on March 16, 2007. We also granted Mr. Waterman an option to purchase 300,000 shares of common stock on July 13, 2006 with an exercise price of $8.88 per share. Of the 300,000 shares under the option,  1/4 or 75,000 shares vest on July 13, 2007 with the remaining 225,000 shares vesting on a pro-rata basis equally over the following 12 quarters at the rate of 18,750 at the end of each quarter, beginning with the first 18,750 vesting on October 13, 2007. In addition, Mr. Waterman elected to have his 2005 bonus paid in the form of 24,074 shares of common stock.

As of August 31, 2006, Mr. Waterman held 24,074 shares of common stock and options to purchase 1,560,000 shares of common stock, of which 445,314 shares were vested.

Philip N. Kaplan

On October 18, 2002, we entered into an employment agreement with Philip N. Kaplan, a director and our current President and Chief Operating Officer, pursuant to which he is entitled to receive his previously authorized annual salary of $120,000, subject to adjustment as set forth below. He is also entitled to a severance payment of one year’s salary upon termination of his employment, unless the termination was for cause. Pursuant to the terms of that agreement, on October 1, 2003, the salary of Mr. Kaplan was increased to $150,000 retroactive to January 1, 2003. The employment agreement permits the salary of Mr. Kaplan to increase, but not to decrease once such an increase is in effect. As of February 1, 2006, Mr. Kaplan’s base annual salary was increased to $205,000. Additionally, Mr. Kaplan could earn at the end of each fiscal year an annual bonus of up to 35% of his annual salary based on the achievement of financial targets to be determined at the beginning of each fiscal year jointly by Mr. Kaplan and the Board of Directors (or a committee thereof). Employment of Mr. Kaplan is at-will, subject to the severance benefit outlined above, and the term of the agreement is open-ended.

Michael Maeso

On July 7, 2006, we entered into an employment offer letter with Michael Maeso, our Executive Vice President of Sales, to commence employment on July 24, 2006. Under the letter, Mr. Maeso is entitled to receive base compensation of $190,000 annually and is eligible to receive bonuses based on our achievement of annualized target sales revenues based on our fiscal plan. On July 28, 2006, Mr. Maeso received options to purchase 175,000 shares of our common stock at an exercise price of $8.25 per share. In addition, if we achieve certain target revenues, our management will request that Mr. Maeso receive an option to purchase at least an additional 50,000 shares of common stock at an exercise price equal to the closing price of our common stock on the date of grant. Mr. Maeso is eligible to receive reimbursements of up to $15,000 in moving expenses.

Eric L. Mersch

As of August 2, 2006, we entered into an employment offer letter with Eric L. Mersch, our Chief Financial Officer. Under the letter, Mr. Mersch is entitled to receive base compensation of $180,000 per year and an annual bonus of up to 30% of his base salary tied to performance factors to be determined by our board of directors or compensation committee. On August 9, 2006, Mr. Mersch received an option to purchase 125,000 shares of common stock at an exercise price of $8.2899 per share.

Voting Agreements with Dolphin and Walden

In November 2002, we and certain of our key stockholders, including Philip N. Kaplan, our President and Chief Operating Officer, and Stephen Smith, our Chief Technical Officer, entered into an Investor Rights Agreement, subsequently amended in September 2003 and June 2004, with Dolphin Communications Fund II, L.P. and Dolphin Communications Parallel Fund (II) (Netherlands), L.P., collectively Dolphin. Under this agreement, we and the stockholders party thereto have agreed to take all reasonable action necessary and desirable to cause a designee of Dolphin to be nominated for, and elected as, a director of VitalStream Holdings Inc. so long as Dolphin beneficially owns at least 7% of our outstanding common stock, on a fully-diluted basis. If at any time the designee of Dolphin is not a director, Dolphin has the right to have a representative attend board meetings so long as Dolphin beneficially owns at least 3% of our outstanding common stock, on a fully-diluted basis.

In June 2004, we and certain of our key stockholders, including Philip N. Kaplan, our President and Chief Operating Officer, Michael F. Linos, our former Executive Vice President of Sales, Arturo Sida, our Chief Legal Officer and Secretary, Mark Z. Belzowski, our former Chief Financial Officer, and Stephen Smith, our Chief Technical Officer, entered into an Investor Rights Agreement with WaldenVC II, L.P. Under the agreement, we and the stockholders party thereto have agreed to take all reasonable action necessary and desirable to cause a designee of WaldenVC to be nominated for, and elected as, a director of VitalStream Holdings Inc. so long as WaldenVC beneficially owns at least 5% of our outstanding common stock, on a fully-diluted basis. WaldenVC also has the right to have a representative attend board meetings so long as WaldenVC beneficially owns at least 5% of our common stock on a fully-diluted basis.

Registration Rights Agreements

We have entered into agreements with certain purchasers of our common stock and warrants, including Dolphin and WaldenVC, that provides for certain rights relating to the registration of their shares of common stock. For further information please see “Registration Rights” under “Description of Capital Stock.”

Director and Officer Indemnification

Our Articles of Incorporation contain provisions limiting the liability of our officers and directors. In addition, as permitted by our Bylaws we have entered into agreements to indemnify our officers and directors.

Options Granted to Executive Officers With Nonstandard Termination and Change of Control Provisions

On December 2, 2004, we granted options to purchase shares of common stock at an exercise price of $2.08 per share to each of Mark Belzowski, our former Chief Financial Officer, and Arturo Sida, our Chief Legal Officer, in the amounts of 37,500 shares each. One-third of each of the options vested on December 2, 2005, after which 1/12 of each of the options vests at the end of each quarter, subject to acceleration as set forth below. The option grants are in standard form, except that the vesting of the options accelerates upon (a) any termination of the officer’s employment by us other than for cause, and (b) upon termination of employment at the election of the officer following a material change in the terms and conditions of his employment following a change of control.

Agreement with Michael Linos

As of July 20, 2006, Michael Linos, our former Executive Vice President of Sales, was named Vice President, Strategic Sales of our subsidiary VitalStream, Inc. Under the letter agreement with Mr. Linos, he is entitled to receive base compensation of $175,000 annually and is eligible to receive a bonus at the discretion of our senior management and the compensation committee. While Mr. Linos is an at-will employee, his compensation payments are guaranteed until April 20, 2007, at which time, Mr. Linos’ employment will be automatically terminated unless extended by mutual agreement between us and Mr. Linos. Notwithstanding the foregoing, if Mr. Linos terminates his employment with us without cause, or if we terminate his employment for cause, prior to April 20, 2007, he will not be entitled to further compensation after such termination date. Under the letter, the unvested portion of the stock option granted to Mr. Linos on December 2, 2004, in the amount of 37,500 shares, immediately vested.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 290,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value. As of August 31, 2006, 23,050,385 shares of our common stock were outstanding, and no shares of preferred stock were outstanding. Although we are a Nevada corporation, the rights of our stockholders could also, in certain circumstances, be governed by Section 2115(b) of the California Corporations Code. See the section entitled “—Potential Applicability of Provisions of California Corporate Law.”

Common Stock

Holders of our common stock are entitled to receive any dividends properly declared by the board of directors. Holders of our common stock are entitled to one vote per share on all matters on which the holders of our common stock are entitled to vote. Under the Nevada Private Corporations Law and our articles of incorporation, shares of our common stock do not have any cumulative voting rights. However, if we are subject to Section 2115(b), we are required to permit cumulative voting in the election of directors if any stockholder properly requests to cumulate his or her votes. See the section entitled “—Potential Applicability of Provisions of California Corporate Law.”

Under Article XI of our articles of incorporation, our board of directors is classified into three classes, Class I, Class II and Class III, with each class as nearly equal in number as possible. Our board of directors has fixed the number of our directors at seven, three of whom are members of Class I, two of whom are members of Class II, and two of whom are members of Class III. Each class serves three years or until their successors are elected. However, if we are subject to Section 2115(b) of the California Corporations Code, all of our directors are required to be elected at each annual meeting of stockholders and to hold office for one year or until their successors are elected. See the section entitled “—Potential Applicability of Provisions of California Corporate Law.”

Holders of our common stock have no preemptive, conversion, redemption or sinking fund rights. If we are liquidated, dissolved or wound up, holders of our common stock are entitled to share equally and ratably our remaining assets after:

•	the payment of all our liabilities; and

•	the liquidation preference of any outstanding class or series of our preferred stock.

The outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of our common stock are subject to any series of our preferred stock that we may issue in the future, as described below.

Preferred Stock

Our board of directors has the authority to issue preferred stock in one or more series and to fix the number, designation, power, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions of any series of preferred stock, including, without limitation, the following, without any further vote or action by our stockholders:

•	the distinctive designation of, and the number of shares of preferred stock that shall constitute the series, which number may be increased (except as otherwise fixed by the board of directors) or decreased (but not below the number of shares thereof then outstanding) from time to time by action of the board of directors;

•	the rate and times at which, and the terms and conditions upon which, dividends, if any, on shares of the series shall be paid, the extent of preferences or relation, if any, of such dividends to the dividends payable on any other class or classes of our stock, or on any series of preferred stock or of any other class or classes of our stock, and whether such dividends shall be cumulative or non-cumulative;

•	the right, if any, of the holders of shares of the series to convert the same into, or exchange the same for, shares of any other class or classes of our stock, or of any series of preferred stock or of any other class or classes of our stock, and the terms and conditions of such conversion of exchange;

•	whether shares of the series shall be subject to redemption, and the redemption price or prices including, without limitation, a redemption price or prices payable in shares of our common stock and the time or times at which, and the terms and conditions upon which, shares of the series may be redeemed;

•	the rights, if any, of the holders of shares of the series upon voluntary or involuntary liquidation, merger, consolidation, distribution or sale of assets, dissolution or winding-up of our company;

•	the terms of the sinking fund or redemption or purchase account, if any, to be provided for shares of the series; and

•	the voting power, if any, of the holders of shares of the series that may, without limiting the generality of the foregoing, include the right to more or less than one vote per share of any or all matters voted upon by the stockholders and the right to vote, as a series by itself or together with other series of preferred stock as a class, upon such matters, under such circumstances and upon such conditions as the board of directors may fix, including, without limitation, the right, voting as a series by itself or together with other series of preferred stock or together with all series of preferred stock as a class, to elect one or more of our directors under such circumstances and upon such conditions as the board of directors may determine.

The issuance of preferred stock by our board of directors could adversely affect the rights of holders of our common stock. The potential issuance of our preferred stock may:

•	have the effect of delaying or preventing a change in control of our company;

•	discourage bids for our common stock at a premium over the market price of our common stock; and

•	adversely affect the market price of, and the voting, dividend, liquidation and other rights of the holders of our common stock.

Stock Options and Warrants

As of August 31, 2006,                  shares of our common stock were issuable upon exercise of options outstanding under our equity incentive plans, at a weighted-average exercise price of $         per share, that will not be exercised by the selling stockholders in connection with the offering. As of August 31, 2006, 20,834 shares of our common stock were issuable upon exercise of warrants outstanding, at a weighted-average exercise price of $1.20 per share, and 227,510 shares of our common stock were reserved for future grants under our equity incentive plans. Outstanding stock options to purchase common stock and shares reserved for future issuance under our equity incentive plans have been registered on a registration statement on Form S-8.

Registration Rights

Pursuant to a Second Amended and Restated Registration Rights Agreement dated as of June 14, 2004, we have granted Dolphin Equity Partners, L.P. and its affiliates and WaldenVC II, LP demand registration rights for one registration on any form and an unlimited number of registrations on Form S-3. We have also granted Dolphin, WaldenVC and other stockholders piggy back registration rights with respect to registered primary or secondary offerings of our common stock. In connection with such registrations, we are required to pay substantially all registration expenses, including the reasonable expenses of legal counsel for Dolphin and WaldenVC but excluding underwriting discounts and similar fees. The agreement also contains provisions related to cut back with respect to underwritten offerings, our obligations to keep registration statements effective and related provisions. Under this agreement, our registration obligations generally expire on a stockholder-by-stockholder basis as stockholders’ shares have been sold to the public or become eligible for resale to the public (without exceeding any volume restrictions) under Rule 144 under the Securities Act of 1933.

We also have entered into registrations rights agreements dated June 14, 2004 and February 3, 2006 in connection with private placements of securities closing on such dates and in connection with various consulting agreements. Such agreements generally require us to register the re-sale of the securities issued (or issuable upon the exercise of warrants issued) to the purchasers within a certain period of time (or under a piggyback right) and to keep such registration statements effective until the shares of common stock have been sold to the public or become eligible for resale to the public under Rule 144 under the Securities Act. In connection with such registrations, we are required to pay substantially all registration expenses excluding underwriting discounts and similar fees. These agreements also contain provisions related to cut back with respect to underwritten offerings, our obligations to keep registration statements effective and related provisions. These agreements do not include piggyback registration rights that would apply to this offering.

Combinations with Interested Stockholders

Sections 78.411 to 78.444 of the Nevada Revised Statutes contain provisions limiting business combinations between “resident domestic corporations” and “interested stockholders.” These sections provide that the resident domestic corporation and the interested stockholder may not engage in specified business “combinations” for three years following the date the person became an interested stockholder unless the board of directors approved, before the person became an interested stockholder, either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

These sections of Nevada corporate law also contain limitations on transactions entered into with the interested stockholder after the expiration of the three-year period following the date the person became an interested stockholder. Certain exceptions to these restrictions apply if specified criteria suggesting the fairness of a combination are satisfied. For purposes of these provisions, “resident domestic corporation” means a Nevada corporation that has 200 or more stockholders and “interested stockholder” means any person, other than the resident domestic corporation or its subsidiaries, who is:

•	the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the resident domestic corporation; or

•	an affiliate or associate of the resident domestic corporation and at any time within three years immediately before the date in question was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding shares of the resident domestic corporation.

Business combinations for this purpose include:

•	a merger or plan of share exchange between the resident domestic corporation or a subsidiary and the interested stockholder or, after the merger or exchange, an affiliate;

•	any sale, lease, mortgage or other disposition to the interested stockholder or an affiliate of assets of the corporation having a market value equal to 5% or more of the market value of the assets of the corporation, 5% or more of the outstanding shares of the corporation or 10% or more of the earning power or net income of the corporation;

•	specified transactions that result in the issuance or transfer of capital stock with a market value equal to 5% or more of the aggregate market value of all outstanding shares of capital stock of the corporation to the interested stockholder or an affiliate; and

•	certain other transactions that have the effect of increasing the proportion of the outstanding shares of any class or series of voting shares owned by the interested stockholder.

Acquisition of Controlling Interest

Acquisition of controlling interest provisions within Nevada corporate law include provisions restricting the voting rights of certain stockholders that acquire or offer to acquire ownership of a “controlling interest” in the outstanding voting stock of an “issuing corporation.” For purposes of these provisions, a “controlling interest”

means the ownership of outstanding voting stock sufficient to enable the acquiring person to exercise one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more, of all voting power in the election of directors, and “issuing corporation” means a Nevada corporation which has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation, and which does business in Nevada directly or through an affiliated corporation. As permitted by these statutes, pursuant to a provision in our bylaws, we have opted out of these “acquisition of controlling interest” provisions. As long as the opt-out provision in the bylaws remains in effect on the tenth day following the acquisition of a controlling interest, or at any time we are not an “issuing corporation,” the restrictions on voting rights will not apply to the corporation.

Potential Applicability of Provisions of California Corporate Law

Although we are incorporated in Nevada, we may be subject to Section 2115(b) of the California Corporations Code, which imposes various requirements of California corporate law on non-California corporations if they have characteristics of ownership and operations indicating significant contacts with California. Public companies listed or qualified for trading on the New York Stock Exchange, American Stock Exchange or the Nasdaq National Market, are generally exempt from Section 2115(b). However, because our securities are not listed or qualified for trading on such an exchange or market as of the date hereof, we may be subject to Section 2115(b). Among the key provisions of California corporate law that may apply to us are provisions granting stockholders the right to cumulate votes in the election of directors, limitations on a corporation’s ability to have a “staggered” board of directors and provisions limiting the effectiveness of supermajority voting provisions for two years from the filing of the most recent charter amendment.

In 1983, a California appellate court affirmed the enforceability of Section 2115(b) with respect to a Utah corporation. In 2005, the Delaware Supreme Court held that Section 2115(b) violates the internal affairs doctrine and, as a result, is not enforceable against Delaware corporations. We are not aware of any reported cases in which a court has considered whether Section 2115(b) would apply to a Nevada corporation or attempting to resolve the apparent conflict between the Delaware Supreme Court and the California appellate court. As a result, where provisions of Nevada corporate law and provisions of California corporate law made applicable to us by Section 2115(b) conflict, we are uncertain which law would apply. With respect to conflicts between Nevada corporate law and provisions of California corporate law made applicable to us by Section 2115(b), we currently operate in accordance with Nevada corporate law and our articles of incorporation and bylaws.

Transfer Agent and Registrar

Our transfer agent and Registrar is Progressive Transfer Company, which can be reached at 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117, telephone (801) 277-1400.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

General

The following is a general discussion of the material United States (“U.S.”) federal income tax and estate tax consequences generally applicable to “Non-U.S. Holders” (as defined below) who own and subsequently dispose of our common stock. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings, and judicial decisions currently in effect, all of which are subject to change, possibly on a retroactive basis. Any change in currently applicable law, which may or may not be retroactive, could affect the continuing validity of this discussion. Neither the U.S. Internal Revenue Service (the “IRS”) nor any court is bound by this discussion and the interpretations of the Code and the regulations set forth below.

This discussion assumes our shareholders will hold their shares of our common stock as capital assets within the meaning of Section 1221 of the Code. Further, this discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular shareholder in light of his or her personal investment circumstances or to persons subject to special treatment under U.S. federal income tax laws such as insurance companies, tax-exempt organizations, dealers in securities, banks, trusts, persons that hold our common stock as part of a straddle, a hedge against currency risk, a constructive sale or conversion transaction, investors in pass-through entities, “controlled foreign corporations,” or “passive foreign investment companies,” and U.S. expatriates. If a partnership (or other entity treated as a partnership for U.S. tax purposes) holds the shares in question, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Furthermore, this discussion does not consider the potential effects of any state, local or foreign tax laws. Nor does it consider the U.S. federal tax consequences to investors other than Non-U.S. Persons of owning or disposing of our common stock.

WE HAVE NOT REQUESTED A RULING FROM THE IRS WITH RESPECT TO ANY OF THE U.S. FEDERAL TAX CONSEQUENCES OF OWNING AND DISPOSING OF SHARES OF OUR COMMON STOCK AND, AS A RESULT, THERE CAN BE NO ASSURANCE THAT THE IRS WILL NOT DISAGREE WITH OR CHALLENGE ANY OF THE CONCLUSIONS SET FORTH HEREIN.

As used herein, for U.S. federal income tax purposes, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes: (i) an individual who is a U.S. citizen or resident, (ii) a corporation or other entity created or organized in or under the laws of the U.S. or any state or political subdivision thereof, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source or (iv) a trust if (A) a court within the U.S. is able to exercise primary supervision over the administration of the trust and if one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) the trust was in existence on August 20, 1996, was treated as a U.S. person under the tax law in effect immediately prior to that date, and has validly elected to continue to be treated as a U.S. person after that date.

Each Non-U.S. Holder is urged to consult his own tax advisor concerning the specific U.S. federal, state, and local tax and, if applicable, foreign tax consequences of the ownership and disposition of shares of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Distributions on Common Stock.    Subject to the discussion below, distributions, if any, made to a Non-U.S. Holder of our common stock out of our current or accumulated earnings and profits generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly-executed IRS Form W-8BEN certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Treasury Regulations and the applicable treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity. To the extent distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce the Non-U.S. Holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

There will be no U.S. withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. if a properly-executed IRS Form W-8ECI, stating that the dividends are so connected, is provided to us. Instead, the effectively connected dividends will be subject to regular U.S. income tax, generally in the same manner as if the Non-U.S. Holder were a U.S. citizen or resident alien or a domestic corporation, as the case may be, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS.

Disposition of Common Stock.    A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of such holder in the U.S. or, if a treaty applies, is attributable to a permanent establishment of the Non-U.S. Holder in the U.S., (ii) the Non-U.S. Holder is an individual who holds our common stock as a capital asset, such individuals are present in the U.S. for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (iii) our common stock constitutes a U.S. real property interest by reason of our becoming a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the period during which you hold our common stock or the five-year period ending on the date on which you dispose of shares of our common stock and, if our common stock is treated as regularly traded on an established securities market (within the meaning of applicable Treasury Regulations), you held, directly or indirectly, at any time within the five-year period preceding the disposition, more than 5% of our common stock.

If you are a Non-U.S. Holder described in (i) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in (i) above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (ii) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the U.S.).

The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our interests in real property located outside the U.S. and the fair market value of our other business assets. While we believe that we are not a USRPHC at this time, there can be no assurance that we will not become a USRPHC in the future because the determination of USRPHC status is based upon the composition of our assets from time to time. However, if our common stock is treated as “regularly traded” on an established securities market (within the meaning of applicable Treasury Regulations) during the relevant period (a status depending upon future trading volume), our common stock will not be treated as a U.S. real property interest unless you hold, directly or indirectly, at any time within the five-year period preceding your disposition, more than 5% of our common stock. If any gain on your disposition is subject to U.S. taxation because we are a USRPHC, you will be taxed on such disposition generally in the manner applicable to U.S. persons and in addition, the purchaser of your common stock may be required to withhold a tax equal to 10% of the amount realized on the sale. You should consult your tax advisor regarding the application of the USRPHC rules discussed above to a disposition by you of our common stock.

Information Reporting Requirements and Backup Withholding.    Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

U.S. backup withholding will generally not apply to payments of dividends made by us or our paying agents to a Non-U.S. Holder if the holder has provided its federal taxpayer identification number, if any, or the required certification that it is not a U.S. person (which is generally provided by furnishing a properly-executed IRS Form W-8BEN), unless the payer otherwise has knowledge or reason to know that the payee is a U.S. person.

Under current U.S. federal income tax law, information reporting and backup withholding will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the U.S. through a non-U.S. office of a non-U.S. broker. However, unless the Non-U.S. Holder is entitled to an exemption, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the U.S. by or through an office outside the U.S. of a broker that fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met and the broker is (i) a U.S. person, (ii) a foreign person which derived 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S., (iii) a “controlled foreign corporation” for U.S. federal income tax purposes, or (iv) a foreign partnership (a) at least 50% of the capital or profits interest in which is owned by U.S. persons, or (b) that is engaged in a U.S. trade or business. Backup withholding may apply to a payment of disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

Federal Estate Tax.    An individual who at the time of death is not a citizen or resident of the U.S. and who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

We, the selling stockholders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the common stock being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us and the selling stockholders the number of shares of our common stock set forth opposite its name below. Cowen and Company, LLC is the representative of the underwriters.

Underwriter	Number of Shares
Cowen and Company, LLC
Merriman Curhan Ford & Co.
ThinkEquity Partners LLC
Canaccord Adams Inc.

Total

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the overallotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Overallotment Option to Purchase Additional Shares.    We have granted to the underwriters an option to purchase up to                  additional shares and the selling stockholders have granted an option to the underwriters to purchase up to                  additional shares of common stock at the public offering price, less the underwriting discount. This option is exercisable for a period of 30 days. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the sale of common stock offered hereby. To the extent that the underwriters exercise this option, the underwriters will purchase additional shares from us and from the selling stockholders in approximately the same proportion as shown in the table above.

Discounts and Commissions.    The following table shows the public offering price, underwriting discount and proceeds, before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

We estimate that the total expenses of the offering, excluding underwriting discount, will be approximately $            and are payable by us.

Total
	Per Share	Without Over- Allotment	With Over- Allotment
Public offering price
Underwriting discount
Proceeds, before expenses, to VitalStream Holdings, Inc.
Proceeds, before expenses, to selling stockholders

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the shares of common stock to securities dealers at the public offering price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

Discretionary Accounts.    The underwriters do not intend to confirm sales of the shares to any accounts over which they have discretionary authority.

Stabilization.    In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Overallotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares overallotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any short position by exercising their overallotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the overallotment option. If the underwriters sell more shares than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq Stock Market, Inc. in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making.    In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on The Nasdaq Stock Market, Inc. in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Lock-Up Agreements.    Pursuant to certain “lock-up” agreements, we and our executive officers, directors and the selling stockholders have agreed, subject to certain exceptions, not to offer, sell, contract to sell, announce any intention to sell, pledge or otherwise dispose of, enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of Cowen and Company, LLC, for a period of 90 days after the date of the pricing of the offering. The 90-day restricted period will be automatically extended if (i) during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, in either of which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The exceptions permit us, among other things and subject to restrictions, to: (a) issue common stock or options pursuant to employee benefit plans, and (b) issue common stock upon exercise of outstanding options or warrants. The exceptions permit parties to the “lock-up” agreements, among other things and subject to restrictions, to: (a) make certain transfers or exchanges involving common stock or securities convertible into common stock or (b) make certain gifts. In addition, the lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

Electronic Offer, Sale and Distribution of Shares.    A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships.    Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they are received, and may in the future receive, customary fees.

LEGAL MATTERS

The legality of our common stock offered hereby will be passed upon for us by Parr Waddoups Brown Gee & Loveless, a professional corporation, Salt Lake City, Utah. Cooley Godward LLP, Palo Alto, California, is counsel for the underwriters in connection with this offering.

EXPERTS

Rose, Snyder & Jacobs, an independent registered public accounting firm, has audited (a) our consolidated financial statements included herein and in our Annual Report on Form 10-K for the year ended December 31, 2005 and (b) the consolidated financial statements of EON Streams, Inc. included herein and in our Amendment No. 1 to our Current Report on Form 8-K/A filed on July 12, 2006. These financial statements are included herein and incorporated by reference herein in reliance on Rose, Snyder & Jacobs’ reports, given on their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

As permitted by SEC rules, this prospectus does not contain all of the information that prospective investors can find in the registration statement of which it is a part or the exhibits to the registration statement. The SEC permits us to incorporate by reference, into this prospectus, information filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and future information that we file with the SEC after the date of this prospectus and before the termination of the offering will automatically update and supersede the information in this prospectus.

This prospectus incorporates by reference the documents set forth below that we previously have filed (File No. 000-17020 following June 27, 2006; File No. 001-10013 prior to June 27, 2006) with the SEC pursuant to the Securities Exchange Act of 1934, as amended. These documents contain important information about us and our financial condition.

•	Our Current Report on Form 8-K filed with the SEC on January 6, 2006.

•	Our Current Report on Form 8-K filed with the SEC on February 3, 2006.

•	Our Current Report on Form 8-K filed with the SEC on February 9, 2006.

•	Our Current Report on Form 8-K filed with the SEC on March 27, 2006.

•	Our Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on April 3, 2006, as amended by Amendment No. 1 of Form 10-K/A filed with the SEC on April 28, 2006.

•	Our Current Report on Form 8-K filed on June 13, 2006.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 15, 2006, as amended by Amendment No. 1 on Form 10-Q/A filed with the SEC on July 5, 2006.

•	Our Current Report on Form 8-K filed on May 22, 2006, as amended by Amendment No. 1 on Form 8-K/A filed on July 12, 2006.

•	Our Current Report on Form 8-K filed on July 19, 2006.

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed with the SEC on August 14, 2006.

•	Our Current Report on Form 8-K filed with the SEC on August 18, 2006.

•	Our Current Reports on Form 8-K filed with the SEC on September 12, 2006.

•	The description of our shares of common stock contained in our Registration Statement on Form 8-A, SEC File No. 000-17020 filed with the SEC pursuant to the Securities Exchange Act of 1934, including any amendment or report filed under the Securities Exchange Act of 1934 for the purpose of updating such description.

We hereby incorporate by reference all reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 and may obtain copies of this information at prescribed rates. Our reports filed with the Securities and Exchange Commission are also publicly available at www.sec.gov. Additional copies of the reports referenced above, and copies of other reports filed by us, can be obtained at no additional cost by contacting Arturo Sida, Chief Legal Officer, One Jenner, Suite 100, Irvine, California 92618, telephone (949) 743-2000. Our website address is www.vitalstream.com.

*	Share and per share data in our Audited Consolidated Financial Statements have not been adjusted to give retrospective effect to the one-for-four reverse stock split we effected on April 5, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

The Board of Directors

VitalStream Holdings, Inc.

We have audited the accompanying consolidated balance sheets of VitalStream Holdings, Inc. and subsidiaries, as of December 31, 2005 and 2004, and the consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2005, 2004 and 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VitalStream Holdings, Inc. and subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for the years ended December 31, 2005, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.

Rose, Snyder & Jacobs

A Corporation of Certified Public Accountants

Encino, California

January 31, 2006, except for Note 13 for which

the date is February 3, 2006

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

ASSETS
	2005	2004
Current assets:
Cash	$4,118,308	$10,276,322
Accounts receivable, net of allowance for doubtful accounts of $454,182 and $173,644 at December 31, 2005 and 2004, respectively	3,123,006	835,200
Prepaid expenses	628,576	270,849
Other current assets	238,274	107,698

Total current assets	8,108,164	11,490,069

Fixed assets, net	7,802,278	3,409,481

Restricted cash	200,626	200,289
Goodwill	3,577,678	961,900
Other Intangibles	167,500	55,426
Other assets	172,915	111,546

TOTAL ASSETS	$20,029,161	$16,228,711

LIABILITIES & SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$1,842,440	$1,010,238
Accrued compensation	487,604	576,125
Current portion of capital lease obligations	642,136	790,932
Current portion of line of credit obligations	2,991,621	135,072
Accrued expenses	807,719	625,843

Total current liabilities	6,771,520	3,138,210

Capital lease obligations	208,767	773,110
Line of credit obligations	743,716	996,563
Deferred rent	86,549	—

	1,039,032	1,769,673

Commitments and contingencies, Note 7

Shareholders’ equity
Preferred stock, series A, par value $0.001; authorized shares, 10,000,000; issued and outstanding shares, 0 and 0 at December 31, 2005 and 2004, respectively	0	0

Common stock, par value $0.001; authorized shares, 290,000,000; issued and outstanding shares, 70,320,332 and 60,028,768 at December 31, 2005 and 2004 respectively	70,321	60,029

Additional paid-in capital	24,810,514	19,904,599
Accumulated deficit	(12,662,226)	(8,643,800)

Total shareholders’ equity	12,218,609	11,320,828

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	$20,029,161	$16,228,711

See Report of Independent Registered Public Accounting Firm and notes to consolidated financial statements

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	2005	2004	2003
Revenue	$15,880,080	$9,972,078	$7,000,535
Cost of revenue	7,921,470	4,599,905	3,389,877

Gross profit	7,958,610	5,372,173	3,610,658

Research & development	1,001,301	476,724	369,510
Sales & marketing	5,689,301	2,861,351	2,036,232
General & administrative	4,620,691	2,769,848	2,159,323
Stock-based compensation	—	302,628	—

Operating loss	(3,352,683)	(1,038,378)	(954,407)

Other income (expense):
Interest income (expense)	(228,654)	(461,313)	(150,229)
Income tax expense	(1,713)	(2,400)	(2,400)
Amortization of loan costs	—	(39,889)	(43,163)
Other income (expense)	(435,376)	(3,905)	94,889

Net other income (expense)	(665,743)	(507,507)	(100,903)

Net loss	$(4,018,426)	$(1,545,885)	$(1,055,310)

Basic and diluted net loss per common share (less preferred dividends)	$(0.06)	$(0.03)	$(0.04)

Shares used in computing basic and diluted net loss per common share	63,970,161	47,365,785	29,708,229

See Report of Independent Registered Public Accounting Firm and notes to consolidated financial statements

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	Common Stock		Series A preferred stock		Additional paid-in Capital	Deferred Compensation	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance at December 31, 2002	24,488,933	$24,489	—	$—	$6,806,018	$—	$(5,941,543)	$888,964
Issuance of common stock for Epoch transaction	3,498,419	3,499	—	—	433,803	—	—	437,302
Issuance of common stock as final payment of loan costs	68,306	68	—	—	16,599	—	—	16,667
Issuance of warrants to purchase shares of common stock, as loan costs	—	—	—	—	9,000	—	—	9,000
Issuance of common stock for Nex 2 and $430K options in recapitalization transaction	2,452,393	2,452	—	—	(2,452)	—	—	—
Issuance of common stock for contingencies in Epoch transaction	350,341	350	—	—	(350)	—	—	—
Issuance of common stock upon exercise of stock options	889,520	890	—	—	218,264	—	—	219,154
Issuance of Series A preferred shares	—	—	900	1	855,031	—	—	855,032
Restructure of Dolphin note	—	—	—	—	93,225	—	—	93,225
Issuance of warrants to purchase shares of common stock	—	—	—	—	8,900	—	—	8,900
Net loss, December 31, 2003	—	—	—	—	—	—	(1,055,310)	(1,055,310)

Balance at December 31, 2003	31,747,912	$31,748	900	$1	$8,438,038	$—	$(6,996,853)	$1,472,934
Issuance of common stock upon exercise of stock options	828,063	828	—	—	232,460	—	—	233,288
Conversion of Dolphin note to common stock	5,516,411	5,516	—	—	1,094,484	—	—	1,100,000
Stock-based compensation	—	—	—	—	302,628	—	—	302,628
Conversion of Series A preferred stock	3,829,788	3,830	(900)	(1)	(3,830)	—	—	(1)
Amortization of capitalized fees related to note	—	—	—	—	(219,141)	—	—	(219,141)
Cash dividends paid on conversion of Series A preferred shares to common stock	—	—	—	—	—	—	(101,062)	(101,062)
Issuance of common stock related to PIPE transaction	18,106,594	18,107	—	—	10,981,893	—	—	11,000,000
Legal fees/commissions related to PIPE transaction	—	—	—	—	(921,933)	—	—	(921,933)
Net loss, December 31, 2004	—	—	—	—	—	—	(1,545,885)	(1,545,885)

Balance at December 31, 2004	60,028,768	$60,029	0	$0	$19,904,599	$—	$(8,643,800)	$11,320,828
Issuance of common stock upon exercise of stock options	1,994,878	1,995	—	—	800,940	—	—	802,935
Issuance of common stock and warrants upon acquisition of Playstream	3,750,000	3,750	—	—	2,245,022	—	—	2,248,772
Issuance of common stock upon exercise of warrants	4,546,686	4,547	—	—	1,859,953	—	—	1,864,500
Net loss, December 31, 2005	—	—	—	—	—	—	(4,018,426)	(4,018,426)

Balance at December 31, 2005	70,320,332	70,321	—	—	24,810,514	—	(12,662,226)	12,218,609

See Report of Independent Registered Public Accounting Firm and notes to consolidated financial statements

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	2005	2004	2003
OPERATING ACTIVITIES
NET LOSS	$(4,018,426)	$(1,545,885)	$(1,055,310)
Adjustments to net loss:
Depreciation & amortization	2,457,420	1,145,050	688,324
Loss (gain) on disposal of fixed assets	618,302	(112)	4,738
Stock-based compensation	—	302,628	—
Changes in operating assets & liabilities
Accounts receivable, net	(2,200,476)	(305,469)	(142,207)
Prepaid expense	(377,188)	(76,733)	(81,801)
Other assets	(44,673)	(68,235)	(41,737)
Accounts payable	743,044	323,218	(84,741)
Accrued compensation	(125,456)	403,227	38,717
Accrued expenses	70,859	298,612	(69,579)

TOTAL CASH PROVIDED BY (USED IN) OPERATIONS	(2,876,594)	476,301	(743,596)

INVESTING ACTIVITIES
Additions to property & equipment	(6,997,360)	(1,456,740)	(79,826)
Proceeds from sale of equipment	—	2,550	4,000
Relief of restricted cash	—	49,880	50,000
Payment for acquisition of PlayStream, net of cash acquired	(497,068)	—	—
Payments on purchase of assets from Epoch	—	—	(200,000)

NET CASH USED IN INVESTING ACTIVITIES	(7,494,428)	(1,404,310)	(225,826)

FINANCING ACTIVITIES
Payments on notes payable	—	(36,223)	—
Payments on capital leases	(878,460)	(746,404)	(342,396)
Proceeds from note payable	—	—	691,000
Proceeds from exercise of stock options and warrants	2,667,435	233,288	222,380
Proceeds from issuance of common stock, net of offering expenses	—	10,082,313	—
Proceeds from sale of Series A preferred stock	—	—	900,000
Payment of costs associated with issuance of stock	—	—	(47,304)
Payments of dividends associated with conversion of preferred stock	—	(101,062)	—
Proceeds from (payments on) line of credit, net	2,424,033	1,131,635	—
Payment of loan costs	—	—	(60,744)
Proceeds from (payments on) factoring line, net	—	(132,359)	142,118

NET CASH PROVIDED BY FINANCING ACTIVITIES	4,213,008	10,431,188	1,505,054

NET INCREASE (DECREASE) IN CASH	(6,158,014)	9,503,179	535,632
Cash at the beginning of the period	10,276,322	773,143	237,511

Cash at the end of the period	$4,118,308	$10,276,322	$773,143

Supplementary disclosure of cash paid during the period for:
Interest	$292,051	$593,514	$123,495
Income taxes	$1,713	$2,400	$2,400
Equipment acquired under capital leases and other financing	$—	$1,608,372	$726,291

See Report of Independent Registered Public Accounting Firm and notes to consolidated financial statements

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

1. Summary of Significant Accounting Policies

Business and Basis of Presentation

VitalStream Holdings, Inc. (“VHI” or the “Company”) provides products and services for storing and delivering digital media to large global audiences over the Internet. VHI offers a broad range of Internet products and services, including audio and video streaming, live event streaming, live webcasting, media asset management, integrated hosting services, advertising solutions, subscription services, content delivery, and professional services. Our solutions are designed to enable companies to easily, securely and reliably create revenue streams from their media assets via subscription or ad based business models. VHI markets and sells its products and services through its direct sales force, multiple channel, reseller and OEM partners, service providers, and its Website.

Liquidity

The Company has to date incurred recurring losses and has accumulated losses aggregating approximately $12.7 million as of December 31, 2005. The Company’s business strategy includes attempting to increase its revenue through investing further in its product development and sales and marketing efforts, and expanding into international markets. The Company intends to finance this portion of its business strategy by using its current working capital resources and cash flows from operations. Management believes its cash flows from operations, together with its liquid assets will be sufficient to fund ongoing operations through at least December 31, 2006. The Company’s business strategy also includes the possibility of engaging in strategic acquisitions or otherwise taking steps to more rapidly increase its growth rates.

Principles of Consolidation

The consolidated financial statements include the accounts of VHI and its wholly-owned subsidiaries, VitalStream, Inc., VitalStream Broadcasting Corporation and PlayStream, Inc. The term “Company” used herein means VitalStream Holdings, Inc. and its subsidiaries, unless otherwise indicated by the context. All material intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Significant estimates made in preparing these financial statements include the allowance for doubtful accounts, deferred tax asset valuation allowance and useful lives for depreciable and amortizable assets. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity at date of purchase of three months or less to be cash equivalents. Restricted cash is not considered part of cash equivalents. Cash and cash equivalents are carried at cost, which approximates market value.

Accounts Receivable & Concentration of Business and Credit Risk

The Company markets its services to companies and individuals in many industries and geographic locations throughout the United States. The Company’s operations are subject to rapid technological advancement and competition in the industry.

Accounts receivable represent financial instruments with potential credit risk. The Company sometimes offers its customers credit terms. The Company makes periodic evaluations of the creditworthiness of its customers and in nearly all cases retains physical possession of the customer’s equipment as collateral in the event of non-payment. In the event of non-payment or default, the Company has the ability to terminate services.

The Company records reserves against our accounts receivable balance. These reserves consist of allowances for doubtful accounts and service credits. Increases and decreases in the allowance for doubtful accounts are included in general and administrative expenses. The reserve for service credits is increased as a result of specific service credits that are expected to be issued to customers during the ordinary course of business, as well as for billing disputes. These credits result in a reduction to revenues. Decreases to the reserve are the result of actual credits being issued to customers, causing a corresponding reduction in accounts receivable.

Management specifically analyzes the age of customer balances, historical bad debt experience, customer creditworthiness, and changes in customer payment terms when making estimates of the collectibility of the Company’s trade accounts receivable balances. If the Company determines that the financial condition of any of its customers has deteriorated, whether due to customer-specific or general economic issues, increases in the allowance may be made. Accounts receivable are written off when all collection attempts have failed. Based on the information available, management believes the Company’s accounts receivable are collectible.

Property & Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, generally three to five years. Leasehold improvements are amortized over the remaining lease term at the date of installation.

Restricted cash

The Company had $200,626 of restricted cash at December 31, 2005, securing a facility lease. This restricted cash was included in the assets purchased from Epoch (see Note 12).

Other Intangibles

The Company acquired a customer list valued at $160,851 with the acquisition of the Epoch assets on January 16, 2003 (see Note 12). This customer list was amortized over its estimated useful life of 36 months. The related amortization expense was $55,426, $55,425 and $50,000 during the years ended December 31, 2005, 2004 and 2003, respectively.

The Company acquired a customer list valued at $100,000 and entered into two non-compete agreements valued at $150,000 in total with the acquisition of the business of PlayStream, LLC on April 27, 2005. The customer list is being amortized over its estimated useful life of 24 months and the non-compete agreements are being amortized over 30 months. The related amortization expense for these intangibles was $82,500 during the year ended December 31, 2005.

Loan Costs

Loan costs during 2004 and 2003 were related to the Dolphin Notes (see Note 4). They were amortized over the term of the notes, 22 years. The related amortization expense was $223,387 and $31,900 during the years ended December 31, 2004 and December 31, 2003, respectively. In June 2004, the Dolphin Notes were converted to common shares of the Company’s stock and all remaining loan costs were expensed accordingly.

Goodwill

Goodwill represents the excess of cost over the value of net assets of businesses acquired pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and is carried at cost unless write-downs for impairment are required. The Company evaluates the carrying value of goodwill on an annual basis and whenever events and changes in circumstances indicate that the carrying amount may not be recoverable, adjustment is then made. To date, no such impairment has been recorded.

Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments. As of December 31, 2005 and 2004, the Company’s bank credit line obligations and capital lease obligations have stated borrowing rates that are consistent with those currently available to the Company and, accordingly, the Company believes the carrying value of these debt instruments approximates their fair value.

Revenue Recognition

We recognize revenues in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 (“SAB 104”) , “Revenue Recognition,” and the Financial Accounting Standards Board’s, or FASB, Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.”

Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectibility of the resulting receivable is reasonably assured. If sufficient evidence of the fair values of the delivered and undelivered elements of an arrangement does not exist, revenue is deferred using revenue recognition principles applicable to the entire arrangement as if it were a single element arrangement under EITF 00-21 and is recognized on a straight-line basis over the term of the contract. For arrangements with multiple deliverables which are determined to have separate units of accounting, revenue is recognized upon the delivery of the separate units in accordance with EITF No. 00-21.

Revenue is derived primarily from fees for streaming media services, web hosting and managed services. Streaming media service fees, which are typically usage-based, are recognized as the service is provided. Web hosting and managed services fees, generally consisting of fixed monthly amounts, are also recognized as the service is provided. Our revenues primarily consist of monthly recurring revenues from contracts with terms of generally one year or more. These contracts usually have a fixed minimum commitment based on a certain level of usage with additional charges for any usage over the minimum commitment level.

Cost of Revenue

Cost of revenue includes the cost of license fees for operating systems software and the direct costs of operating the Company’s network, including telecommunications charges, depreciation on the Company’s data center equipment, network rent and utilities, and direct labor costs associated with operating the network.

Research and Development

Research and development costs are expensed as incurred, and totaled $1,001,301, $476,724, and $369,510 for the years ended December 31, 2005, 2004 and 2003, respectively.

Other Income (Expense)

In the fourth quarter of 2005, we recorded a one-time write down of $613,772 on certain older network equipment with an original cost value of $1,315,799 net of accumulated depreciation of $702,027 that was replaced during our network architecture upgrade. This was offset by a one-time gain of approximately $200,000 from the sale of certain smaller non-core business hosting accounts to a third party in the first quarter of 2005.

Net Loss Per Share

Net loss per common share is computed using the weighted average number of common shares outstanding during the periods presented. Warrants and options to purchase shares of the Company’s stock under its stock option plans, may have a dilutive effect on the Company’s earnings per share in the future but are not included in the calculation for 2005, 2004 and 2003 because they have an antidilutive effect in those periods.

Advertising Costs

Advertising and promotional materials are expensed when incurred. Total advertising costs were $570,209, $343,434 and $99,295 for the years ended December 31, 2005, 2004 and 2003, respectively.

Stock-Based Compensation

The Company accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations (APB 25), and has adopted the “Disclosure only” alternative described in Statement of Financial Accounting Standards, (SFAS) No. 123, Accounting for Stock-Based Compensation, amended by SFAS No. 148 Accounting for Stock-Based Compensation—Transition and Disclosure.

Income Taxes

The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the carrying amounts on the financial statements of existing assets and liabilities, and their respective tax bases and operating loss and tax credit carryforwards. The measurement of deferred tax assets and liabilities is based on provisions of applicable tax law. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance based on the portion of tax benefits that more likely than not, will not be realized based on available evidence.

Debt Restructuring

The Company accounted for its debt restructuring in 2003 in accordance with SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructuring (see Note 4). In accordance with this statement, the effects of the modifications of the terms of the notes payable are recognized prospectively, and do not change the carrying amount of the payable at the date of the restructuring.

Recently Issued Accounting Standards

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, Share-based Payment. SFAS 123R revises SFAS 123 and supersedes APB 25. SFAS 123R applies to transactions in which an entity exchanges its equity instruments for goods or services and also applies to liabilities an entity may incur for goods or services that are based on the fair value of those equity instruments. Under SFAS 123R, effective January 1, 2006, we will be required to follow a fair value approach using an option-pricing model, such as the Black-Scholes option valuation model, at the date of a stock option grant. The deferred compensation calculated under the fair value method would then be amortized over the respective vesting period of the stock option and will be included in results of operations. We will adopt the provisions of SFAS 123R beginning on January 1, 2006. The adoption of SFAS 123R is expected to have a material impact on our results of operations.

2. Property and Equipment

Property and equipment consists of the following:

	December 31,
	2005	2004
Computers and office equipment	$1,344,947	$2,017,729
Data center equipment	10,075,603	3,061,831
Furniture and fixtures	256,953	152,490
Leasehold improvements	740,901	663,905

	12,418,404	5,895,955
Less accumulated depreciation and amortization	4,616,126	2,486,474

	$7,802,278	$3,409,481

In the fourth quarter of 2005, we recorded a one-time write down of $613,772 on certain older network equipment with an original cost value of $1,315,799 net of accumulated depreciation of $702,027 that was replaced during our network architecture upgrade.

3. Factoring Agreements

On June 30, 2003, the Company obtained two accounts receivable factoring lines of credit with Alliance Bank that allowed the Company to sell up to an aggregate $1,000,000 in accounts receivable to the bank. Pursuant to certain provisions of the Factoring and Security Agreements (“Factoring Agreements”), the bank advanced between 60% and 80% of the face amount of the invoice, at interest rates ranging from 13 1/2% to 15 1/2%. Effective September 30, 2004, we terminated our Factoring Agreements with Alliance Bank and the related security interest in substantially all of our assets that had secured the Company’s financial obligations under the agreement.

4. Notes Payable and Debt Restructuring

On November 1, 2002, VHI entered into a Convertible Note and Warrant Purchase Agreement with Dolphin Communications Fund II, L.P. and Dolphin Parallel Fund II (Netherlands), L.P. (collectively, “Dolphin”). On January 15, 2003, the Initial Note Purchase Agreement was terminated and superseded by the Amended and Restated Note Purchase Agreement (the “Amended Note Purchase Agreement”). The transaction contemplated by the Amended Note Purchase Agreement was consummated on January 16, 2003.

Pursuant to the Amended Note Purchase Agreement, Dolphin invested $1.1 million in VHI in exchange for $1.1 million in 10% Convertible Promissory Notes (the “Old Dolphin Notes”) and warrants to purchase common stock of VHI (the “Dolphin Warrants”). The proceeds of the Old Dolphin Notes were used in part, to pay the $200,000 cash portion of the purchase price under the Amended and Restated Asset Purchase Agreement with Epoch, described in Note 12, and related transaction expenses. Dolphin indirectly owned an equity interest of approximately 95% in Epoch, and one of the Dolphin representatives, was elected to the board of directors of VHI on January 9, 2003.

The Old Dolphin Warrants permitted the holder to purchase up to an aggregate of 2.38% of the outstanding common stock of VHI as of the close of the Epoch acquisition (766,105 shares), subject to adjustment on the same terms as the Dolphin Note, at an exercise price of $.34 per share during a three-year term. The Old Dolphin Warrants had been valued at $42,136. In addition, VHI paid Dolphin a financing fee of 95,539 shares of VHI common stock (valued at $25,000) and $42,500 in cash.

In connection with the Amended Note Purchase Agreement, VHI entered into a Registration Agreement under which VHI agreed to register the re-sale of any shares issued to Dolphin pursuant to the conversion of the Dolphin Notes or upon the exercise of the Dolphin Warrants. Pursuant to an investor rights agreement, VHI granted Dolphin Equity Partners a preemptive right on future issuances of preferred equity securities, which would allow Dolphin to maintain its ownership percentage at the same level after the issuance of such preferred equity securities and, together with certain shareholders, agreed to appoint or elect a Dolphin appointee to VHI’s board of directors.

Pursuant to a Securities Exchange and Purchase Agreement dated September 30, 2003, (the “Purchase Agreement”), the Company and Dolphin exchanged the Old Dolphin Notes for $1.1 million in 7% Convertible Promissory Notes (the “Dolphin Notes”) with different terms than the Old Dolphin Notes and amended various agreements and covenants associated with the Old Dolphin Notes. In connection with the exchange of the Old Dolphin Notes for Dolphin Notes, the warrants to purchase common stock (the “Old Warrants”) issued to Dolphin in connection with their purchase of the Old Dolphin Notes were exchanged for Amended and Restated Warrants (the “New Warrants”). The New Warrants have an exercise price of $0.30 per share, compared to $0.34 per share under the Old Warrants, expire on September 30, 2006, compared to January 15, 2006 for the Old Warrants, and like the Old Warrants, permit the holder to purchase a formula-determined number of shares of common stock (currently 842,825 shares). The value of the new warrants was $123,895, and additional legal fees of $44,078 brought the total loan costs to $226,035, which were to be amortized over the life of the notes payable.

On June 16, 2004, the Company and the holder of the Dolphin Notes agreed to convert the Dolphin Notes into common stock in exchange for the Company’s agreement to pay in cash all interest on the Dolphin Notes that had accrued or would have accrued through September 30, 2004 and to pay a conversion premium equal to 14% of the outstanding principal (including accrued but unpaid interest through September 30, 2003) under the Dolphin Notes. Upon conversion of the Dolphin Notes, the holder of the Dolphin Notes was issued an aggregate of 5,516,411 shares of common stock and an aggregate cash payment of $267,131.

5. Income Taxes

The primary difference between the Company’s effective income tax rate and the statutory federal tax rate for the year ended December 31, 2005, relates primarily to losses incurred for which no tax benefit was recognized, due to the uncertainty of their realization. The Company recorded a valuation allowance for 100% of its deferred tax benefit, which is mainly comprised of its loss carryforwards.

At December 31, 2005, the Company has available for federal and state income tax purposes, net operating loss carryforwards of approximately $21,100,000 and $12,300,000 respectively, which begin to expire in 2007. Because of statutory “ownership changes,” the amount of net operating losses which may be utilized in future years is subject to significant limitations. Deferred tax assets relating to these loss carryforwards amounting to approximately $7.9 million are offset by valuation allowances of approximately the same amount.

A reconciliation of income tax expense that would result from applying the domestic federal statutory rate to pre-tax income from continuing operations, with income tax expense presented in the financial statements is as follows:

	2005	2004	2003
Income tax at the Federal Statutory rate (34%)	$(1,360,000)	$(510,000)	$(350,000)
State franchise tax at 8.84%	(354,000)	(130,000)	(90,000)
Rebate for franchise tax	120,000	44,000	31,000
Valuation allowance	1,595,713	598,400	411,400

	$1,713	$2,400	$2,400

6. Financing Agreement

Effective September 30, 2004, we terminated our Factoring and Security Agreement with Alliance Bank and the related security interest in substantially all of our assets that had secured the Company’s financial obligations under the agreement.

On October 7, 2004, we entered into a one-year $4,000,000 secured credit agreement (the “Loan and Security Agreement”) with Comerica Bank (“Comerica”). The Loan and Security Agreement included a term line of credit of up to $2,000,000 to finance equipment purchases made prior to September 30, 2005 with interest payable based on a rate equal to Comerica’s published prime rate plus 0.50% and a revolving line of credit of up to $2,000,000 for general working capital needs with interest payable based on a rate equal to Comerica’s published prime rate.

On December 31, 2005, we entered into an amended loan and security agreement (the “Amendment”) with Comerica Bank. The Amendment amends the Loan and Security Agreement dated as of October 7, 2004. The Amendment increases the revolving line of credit from $2,000,000 up to $2,235,000 for general working capital needs with interest payable based on a rate equal to Comerica’s published prime rate plus 0.50% until the maturity date of December 31, 2006. At December 31, 2005, the Company had borrowed $2,000,000 of the available line.

The Amendment also revises the term line of credit of up to $2,000,000 to finance equipment purchases made prior to September 30, 2005 to a fixed term amount of $1,900,607 with principal and interest payable monthly based on a rate equal to Comerica’s published prime rate plus 0.50% with a maturity date of September 30, 2007. At December 31, 2005, the Company had an outstanding balance of $1,735,337, of which $991,621 is due in 2006, and $743,716 is due in 2007.

The Amendment adds to the Loan and Security Agreement a fixed term loan of $2,000,000 to finance equipment purchases. Interest accrues on the term loan at Comerica’s published prime rate plus 1.00% with a maturity date of March 31, 2008. No borrowings were made on this facility prior to December 31, 2005.

We have pledged substantially all of our assets to secure repayment of the credit facilities made available under the Comerica Agreement. We must also maintain a cash balance at Comerica of not less than $3,000,000 when aggregate outstanding advances under the credit facilities are less than or equal to $3,000,000, and a balance of not less than $3,500,000 when aggregate outstanding advances under the credit facilities are greater than $3,000,000. The Comerica Agreement also contains various other restrictive covenants related to our future operations in 2006.

7. Commitments and Contingencies

Lease Commitments

The Company leases facilities and equipment under various lease arrangements. The lease terms range from month-to-month to six years. In November 2002, August 2003 and July 2005, the Company amended its lease agreement for its corporate facilities located in Irvine, California, extending the term to October 31, 2006, and adding additional space. The Company is required to pay its pro rata share of all taxes, building maintenance costs and insurance. Annual base rental lease payments are as follows:

November 1, 2005 – October 31, 2006	$191,088

In connection with the acquisition of the hosting and colocation assets of Epoch (see Note 12), the Company assumed a sublease for 16,577 rentable square-feet in Los Angeles, California. The sublease expires on February 27, 2009. Annual base rental payments for this facility are approximately $397,848.

We rent outsourced data center space on a per rack basis for an offsite data center located in Ashburn, Virginia. The contract with respect to such space expires on January 31, 2007, and our annual rental payments under this lease are approximately $127,800.

Operating lease expense was $628,536, $554,473 and $589,943 for the years ended December 31, 2005, 2004 and 2003, respectively. Assets capitalized under capital leases totaled $2,158,819 and $2,703,893 at December 31, 2005 and 2004, respectively. Amortization of assets capitalized under capital leases is included in depreciation and amortization expense.

Future minimum annual lease payments under noncancelable lease arrangements at December 31, 2005 are as follows:

Calendar Year	Capital leases	Operating Leases	Rent
2006	$753,743	$24,509	$655,512
2007	228,338	23,436	500,958
2008		15,237	510,336
2009	—	15,237	183,488
2010	—	15,237	58,590

Totals	$982,081	$93,656	$1,908,884
Less Interest	(131,178)

	850,903
Less current portion	(642,136)

Due after 1 year	$208,767

Contractual Commitments

The Company entered into contracts with telecommunication providers under which the Company has committed to a minimum usage to be purchased from these providers. The Company is committed to spend a minimum of $1,079,000 in 2006 under these agreements.

Employment Agreements

The Company has employment agreements with three (3) of its executives, which provide for minimum aggregate annual base salaries of $660,000 annually. The employment agreement for one executive provides for bonuses to be paid, based upon achieving targets that are approved by the Company’s board of directors. While each respective executive’s employment is terminable at will by the Company, severance payments are provided for in case of termination without cause, as is defined in the employment agreements.

Legal Matters

In the ordinary course of its business, the Company becomes involved in certain legal actions and claims, including lawsuits, administrative proceedings, regulatory and other matters. Substantial and sometimes unspecified damages or penalties may be sought from the Company in some matters, and some matters may remain unresolved for extended periods. While the Company may establish reserves from time to time based on its periodic assessment of the potential outcomes of pending matters, there can be no assurance that an adverse resolution of one or more such matters during any subsequent reporting period will not have a material adverse effect on the Company’s results of operations for that period. However, on the basis of information furnished by counsel and others and taking into consideration the reserves, if any, established for pending matters, the Company does not believe that the resolution of currently pending matters, the Company does not believe that the resolution of currently pending matters (including the matter specifically described below), individually or in the aggregate, will have a material adverse effect on the Company’s financial condition.

8. Shareholders’ Equity

On September 30, 2003, the Company entered into a Purchase Agreement described above among the Company, Dolphin Communications Fund II, L.P. and Dolphin Parallel Fund II (Netherlands), L.P. and their affiliates and certain members of the Company’s management team. Pursuant to the Purchase Agreement, at the same time as the note exchange described in Note 4 above, Dolphin purchased $550,000 in shares of 2003 Series A Preferred Stock (“Series A Preferred”) and associated warrants at a purchase price of $1,000 per unit, with each unit comprised of one share of Series A Preferred and a warrant (an “Additional Warrant”) to purchase 833 1/3 shares of common stock at an exercise price of $0.30 per share during a three-year term. Certain members of the Company’s executive management team purchased for cash, $350,000 in the Series A Preferred and Additional Warrants on the same terms. On June 16, 2004, the shares of Series A Preferred were converted into shares of common stock as described below.

On June 16, 2004, the Company closed a transaction contemplated by a Purchase Agreement (the “PIPE Purchase Agreement”) with WaldenVC II, L.P. (“Walden”), Dolphin Communications Fund II, L.P. and Dolphin Communications Parallel Fund II (Netherlands), L.P. and their affiliates (collectively, “Dolphin”), and 11 additional investors, including seven private investment funds and four executive officers of the Company. Pursuant to the PIPE Purchase Agreement, the Company issued to the investors an aggregate of 18,106,594 shares of common stock and 5,431,977 warrants to purchase common stock for an aggregate purchase price of $11 million, or $0.6075 per unit of one share and .3 warrants. The warrants have an exercise price of $0.6075 per share and expire on June 16, 2009. The warrants also include a call provision requiring the holder of the warrants to exercise the warrants within 10 days of the date, after December 16, 2004, that the closing sales price of the common stock on the principal U.S. trading market for the common stock has equaled or exceeded $1.50 per share (as adjusted for stock splits and dividends, reverse stock splits and the like) for ten consecutive trading days. All of the warrants issued in connection with the PIPE Purchase Agreement were exercised in December 2005 and January 2006.

In connection with the PIPE Purchase Agreement, the Company and the investors also executed a Registration Rights Agreement pursuant to which the Company agreed to file, and filed, on July 16, 2004, a registration statement registering the re-sale of the common stock issued under the PIPE Purchase Agreement and issuable upon the exercise of the warrants that were issued under the PIPE Purchase Agreement. The investors also became party to a Second Amended and Restated Registration Rights Agreement under which

Walden was granted demand registration rights similar to those previously granted to Dolphin and all of the investors were granted piggyback registration rights.

The Company, the investors and certain key shareholders also executed an Investor Rights Agreement pursuant to which, among other things, the investors and key shareholders agreed to facilitate the election or appointment of a nominee for the board of directors designated by Walden beginning on June 30, 2004. Effective June 30, 2004, Phil Sanderson, a general partner at WaldenVC, was appointed by the Company and its Board of Directors to fill the new board position.

ThinkEquity Partners LLC, was the placement agent for the transaction described in the PIPE Purchase Agreement. In exchange for its services, ThinkEquity received a cash commission of $770,000, which is 7% of the purchase price, and warrants to purchase 543,198 shares of common stock at an exercise price of $.80 per share. The placement agent warrants include a net exercise provision, one-time demand registration rights and piggyback registration rights. The placement agent warrants also include standard anti-dilution provisions pursuant to which the exercise price and number of shares issuable thereunder are adjusted proportionately in the event of a stock split, stock dividend, recapitalization or similar transaction.

Simultaneously with the closing of the transaction described in the PIPE Purchase Agreement, the Company, Dolphin and the other holders of the Company’s outstanding shares of 2003 Series A Preferred Stock closed the transaction contemplated by a Conversion Agreement (the “Conversion Agreement”) among such persons. Pursuant to the Conversion Agreement, Dolphin and the other holders of 2003 Series A Preferred Stock agreed to convert all outstanding shares of 2003 Series A Preferred Stock into common stock in exchange for the Company’s agreement to pay in cash all dividends that had accrued or would have accrued through September 30, 2004 with respect to the 2003 Series A Preferred Stock and to pay a conversion premium equal to 4% of the outstanding liquidation value of the 2003 Series A Preferred Stock. Upon conversion of the 2003 Series A Preferred Stock, the holders were issued an aggregate of 3,829,788 shares of common stock and an aggregate cash payment of $101,061. As of June 30, 2004, there were no shares of preferred stock of the Company issued or outstanding.

Upon conversion of the Dolphin Notes described above and the shares of 2003 Series A Preferred Stock, the restrictive covenants contained therein, as well as Dolphin’s security interest in substantially all of the Company’s assets, were terminated.

In addition, pursuant to exhibits to the PIPE Purchase Agreement, (a) the warrants to purchase common stock held by Dolphin and the other former holders of 2003 Series A Preferred Stock were amended in order to delete any provisions that would decrease the exercise price, or increase the number of shares subject to the warrant, as a result of future issuances of common stock at a price per share less than the exercise prices of the warrants; (b) the Amended and Restated Investor Rights Agreements dated September 30, 2003 was amended in order to delete Dolphin’s preemptive right with respect to any future issuances of preferred stock, and (c) the parties entered into a Second Amended and Restated Registration Rights Agreement under which Walden was granted demand registration rights similar to those previously granted to Dolphin and all of the investors under the PIPE Purchase Agreement were granted piggyback registration rights.

The securities in the transactions described above were subsequently registered pursuant to a registration statement on Form S-2 filed on July 16, 2004, and further amended and filed on September 13, 2004, with the Securities and Exchange Commission, and subsequently went effective as of September 16, 2004.

On April 27, 2005, VitalStream acquired the business of PlayStream, LLC, a leading provider of small business streaming media services, for consideration of 3,750,000 million shares of VitalStream Holdings, Inc. common stock, 200,000 warrants to purchase common stock at an exercise price of $1.35, and $500,000 in cash.

At December 31, 2005, 13,945,425 shares of VHI common stock were reserved for issuance as follows:

Warrants currently issued and outstanding	2,953,358
Options currently issued and outstanding	10,992,067

Total	13,945,425

9. Stock Options, Warrants and Stock Grants

VitalStream had a stock option/stock issuance plan (the “VitalStream Stock Option Plan”) that provided for the granting of incentive stock options, non-statutory stock options or shares of common stock directly to certain key employees, members of the Board of Directors, consultants and independent contractors according to the terms of the plan. All options by VitalStream prior to April 23, 2002 were issued under the VitalStream Stock Option Plan. The VitalStream Stock Option Plan provided for issuance of options to purchase common stock of the Company at 100% of the fair market value at the time of grant with vesting generally over a three-year period. Options under the VitalStream Stock Option Plan were issued solely to employees and consultants of the Company. In May 2001, the board of directors, with shareholder approval, increased the amount of shares available for grant by 2,000,000, taking the total amount available to 4,000,000.

On April 23, 2002, in connection with the VitalStream Merger, stock options granted under the VitalStream Stock Option Plan were converted into options granted under the VHI 2001 Stock Incentive Plan (Amended and Restated) (the “VHI Stock Option Plan”). The VitalStream stock options were converted at the same conversion rate as the shares of common stock, .72693 shares of VHI common stock (.92791 after adjustment for contingencies) for every share of VitalStream common stock subject to the option. The terms of the replacement options issued under the VHI Stock Option Plan are the same as the options issued under the VitalStream Stock Option Plan in all material respects. The number of stock options disclosed below in the summary of stock option activity has been restated to reflect the conversion of VitalStream options into VHI options. Prior to the VitalStream Merger, there were 2,690,000 options to purchase VHI common stock outstanding under the VHI Stock Option Plan held by the present and former VHI officers and directors. Such options are treated as having been assumed by VitalStream in the VitalStream Merger in these financial statements. The VHI Stock Option Plan was adopted by the Company’s Board of Directors in January of 2002, reserving 8,000,000 shares for issuance, which plan was then subsequently approved by the shareholders in January 2003.

Stock-Based Compensation

SFAS 123, Accounting for Stock-Based Compensation, requires pro forma information regarding net income (loss) using compensation that would have been incurred had the Company accounted for its employee stock options under the fair value method of that statement.

The fair value of options granted by the Company have been estimated at $3,452,923, $323,537 and $49,000 at the date of grant for the years ended December 31, 2005, 2004 and 2003, respectively, using the Black-Scholes valuation method with the following assumptions:

	2005	2004	2003
Risk free interest rate	3.63% to 4.55%	3.28% to 3.74%	2.27% to 3.37%
Stock volatility factor	14% – 79%	12% – 36%	20% – 33%
Weighted average expected option life	6 years	5 years	5 years
Expected dividend yield	None	None	None

During 2004, common stock options were modified for one former employee as part of a severance agreement which resulted in a new measurement date. The total number of options modified was 467,957. The difference between the exercise price and the fair value of the common stock on the new measurement date for the option totaled $302,628. As a result, $302,628 was recorded for the three months ended June 30, 2004 as a non-cash charge to stock-based compensation. No compensation expense was recorded for the years ended December 31, 2005 and 2003.

Jack Waterman became the Chief Executive Officer of the Company beginning on June 1, 2005. Under a letter agreement with Mr. Waterman, the Company agreed, among other things, to grant him an option to purchase 4,750,000 shares of Common Stock at an exercise price of $0.56 per share. The option has a 10-year term and vests immediately with respect to 1/8 of the subject shares, on June 1, 2006 with respect to an additional 1/8 of the subject shares and thereafter at the rate of 1/16 per quarter over the next three years (with 1/2 of unvested options vesting in connection with certain change of control events).

For purposes of determining pro forma amounts, the estimated fair value of the options is amortized to expense over the options’ vesting periods. The Company’s compensation expense used in determining the pro forma information may not be indicative of such expense in future periods.

The pro forma net loss per share had the Company accounted for its options using FAS 123 would have been as follows:

	2005	2004	2003
Net loss reported	$(4,018,426)	$(1,545,885)	$(1,055,310)
Basic and diluted net loss per common share as reported	(0.06)	(0.03)	(0.04)
Add back stock-based employee compensation cost, net of related tax effect included in the determination of net loss as reported	—	302,628	—
Total stock-based employee compensation, net of related tax effect that would have been included in the determination of net loss if the fair value-based method would have been applied to all awards	(542,171)	(367,499)	(17,000)
Pro forma net loss as if the fair value-based method had been applied to all awards	(4,560,597)	(1,610,756)	(1,072,310)
Pro forma basic and diluted loss per share as if the fair value method had been applied to all awards	$(0.07)	$(0.03)	$(0.04)

A summary of the VHI stock option activity and related information follows:

	December 31, 2005		December 31, 2004		December 31, 2003
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding—beginning of year	5,449,374	$0.51	4,584,612	$0.41	4,913,981	$0.41
Granted	7,963,506	$0.72	1,949,000	$0.70	1,179,500	$0.33
Contingent options earned	—	$—	—	$—	283,075	$—
Exercised	(1,366,154)	$0.40	(828,063)	$0.28	(889,520)	$0.25
Forfeited	(1,054,659)	$0.67	(256,175)	$0.48	(902,424)	$0.36

Outstanding—end of period	10,992,067	$0.66	5,449,374	$0.51	4,584,612	$0.41

Exercisable at the end of period	3,079,969	$0.51	2,909,887	$0.41	2,845,891	$0.44

Weighted average fair value of options granted during the year		$3,254,558		$323,537		$49,000

The details of the VHI options outstanding as of December 31, 2005 are as follows:

	Options Outstanding			Options Exercisable
Range of Exercisable prices	Number Outstanding	Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.20 - $0.43	1,488,932	1.89	$0.3101	1,304,841	$0.3081
$0.43 - $0.66	6,224,306	8.06	$0.5539	1,104,218	$0.5394
$0.66 - $0.89	1,323,829	3.37	$0.7699	506,729	$0.7791
$0.89 - $1.12	565,000	4.61	$0.9152	39,188	$0.9000
$1.12 - $1.35	1,390,000	4.62	$1.3158	124,993	$1.2260

Total	10,992,067	6.05	$0.6618	3,079,969	$0.5133

Stock Warrants

On September 30, 2003, in conjunction with the sale of shares of preferred stock described in Note 8, a warrant to purchase 458,333 shares of the Company’s common stock at an exercise price of $0.30 per share was issued to Dolphin and warrants to purchase an aggregate of 291,667 shares of the Company’s common stock at an exercise price of $0.30 per share were issued to five of the Company’s executive officers. The warrants became exercisable on the grant date, and expire on September 30, 2006.

As noted above, on June 16, 2004, the Company closed a transaction contemplated by the PIPE Purchase Agreement with WaldenVC II, L.P. (“Walden”), Dolphin Communications Fund II, L.P. and Dolphin Communications Parallel Fund II (Netherlands), L.P. and their affiliates (collectively, “Dolphin”), and 11 additional investors, including seven private investment funds and four executive officers of the Company. Pursuant to the PIPE Purchase Agreement, the Company issued to the investors an aggregate of 18,106,594 shares of common stock and 5,431,977 warrants to purchase common stock for an aggregate purchase price of $11 million, or $0.6075 per unit of one share and .3 warrants. The warrants have an exercise price of $0.6075 per share and expire on June 16, 2009. The warrants also include a call provision requiring the holder of the warrants to exercise the warrants within 10 days of the date, after December 16, 2004, that the closing sales price of the common stock on the principal U.S. trading market for the common stock has equaled or exceeded $1.50 per share (as adjusted for stock splits and dividends, reverse stock splits and the like) for ten consecutive trading days. All of the warrants issued in connection with the PIPE Purchase Agreement were exercised in December 2005 and January 2006.

ThinkEquity Partners LLC, was the placement agent for the transaction described in the PIPE Purchase Agreement. In exchange for its services, ThinkEquity received a cash commission of $770,000 and warrants to purchase 543,198 shares of common stock at an exercise price of $.80 per share. The placement agent warrants include a net exercise provision, one-time demand registration rights and piggyback registration rights. The placement agent warrants also include standard anti-dilution provisions pursuant to which the exercise price and number of shares issuable thereunder are adjusted proportionately in the event of a stock split, stock dividend, recapitalization or similar transaction.

As of December 31, 2005, the following warrants were outstanding:

Number of shares		Per Share Exercise Price	Expiration date
	250,000	$0.30	September 30, 2006
	9,278	$0.54	October 15, 2006
	25,000	$0.36	October 21, 2006
	200,000	$1.35	April 27, 2008
	2,469,080	$0.6075	June 16, 2009

Total	2,953,358

10. Concentrations

At December 31, 2005, financial instruments that potentially subject the Company to credit risk, consist principally of cash, cash equivalents and restricted cash held at banks in excess of federally insured limits. Total cash and restricted cash in excess of federally insured limits as of December 31, 2005 was $5,131,745.

For 2005, the Company had three customers who represented approximately 14%, 11% and 11%, respectively, of total revenue for the year. Total net accounts receivable from these customers amounted to 15%, 30% and 20%, respectively, of the total net accounts receivable as of December 31, 2005. For 2004, the Company had two customers who represented approximately 18% and 10% of total revenue for the year. Total net accounts receivable from these customers amounted to 23% and 0%, respectively, of the total net accounts receivable as of December 31, 2004. For 2003, the Company had one customer who represented approximately 18% of total revenue for the year. Total net accounts receivable from this customer amounted to 26 % of the total net accounts receivable as of December 31, 2003.

11. Related Party Transactions

In September 2003, five of the company’s officers (one of who is also a director), purchased shares of the Company’s Series A Preferred Stock in the Company’s private placement described in Note 8. The five officers purchased $350,000 in shares of Series A Preferred and associated warrants at a purchase price of $1,000 per unit, with each unit comprised of one share of Series A Preferred and an Additional Warrant to purchase 833 1/3 shares of common stock at an exercise price of $0.30 per share during a three year term. Shares were purchased at the offering price.

On June 16, 2004, pursuant to the PIPE Purchase Agreement described above, four of the company’s officers purchased $439,000 in shares of the Company’s common stock at a price of $0.6075 per unit of one share and .3 warrants. The warrants have an exercise price of $0.6075 per share and expire on June 16, 2009. All such warrants were exercised in January 2006.

12. Acquisitions

Epoch Hosting, Inc., and Epoch Holdings, Inc.

On January 16, 2003, the Company acquired the hosting business of Epoch Hosting, Inc., and Epoch Holdings, Inc. through an Amended and Restated Asset Purchase Agreement. Pursuant to the agreement, VitalStream paid $200,000 in cash, and issued 3,498,419 shares of common stock subsequently followed by an additional 350,341 shares of common stock (together representing 12.5% of outstanding shares after the issuance) and acquired Epoch’s hosting and colocation contracts, related computer equipment, software and licenses, a leasehold interest in a Los Angeles data center, and a certificate of deposit for $300,000, which serves as collateral on the leaseholder interest.

PlayStream, Inc.

On April 27, 2005, and effective as of April 1, 2005, VitalStream acquired the business of PlayStream, LLC, a provider of small business streaming media services, headquartered in Seattle, Washington, for $500,000 in cash, 3,750,000 shares of VitalStream Holdings, Inc. common stock valued at $2,137,500 and 200,000 warrants to purchase common stock at an exercise price of $1.35 valued at $111,272 for a total purchase price of $2,748,772. Of the total purchase price, $150,000 was allocated to non-compete agreements, $100,000 was allocated to the customer list, $2,615,778 to goodwill and the remainder was allocated to various assets purchased and various liabilities assumed. In 2005, only nine months of PlayStream’s operations was included in our financial statements, while in 2006, a full 12 months will be included.

Through the PlayStream, Inc. division, we offer fully automated, self service video and audio streaming services to small and medium sized businesses under the PlayStream brand. PlayStream offers both live and on demand streaming service.

The customer list of $100,000 is being amortized over its estimated useful life of 24 months. The non-compete agreements valued at $150,000 in total are being amortized over 30 months. The related amortization expense for these intangibles was $82,500 for the year ended December 31, 2005.

13. Subsequent Event

On February 3, 2006, we closed a financing transaction with institutional investors by issuing 10,769,230 shares of common stock at a price of $1.30 per share generating gross proceeds to the Company of $14 million. Net proceeds from this transaction will be used for general corporate purposes, including network and infrastructure expenditures, supporting domestic and international growth, and funding ongoing product development.

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2006 AND DECEMBER 31, 2005

	June 30, 2006	December 31, 2005
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash	$20,073,113	$4,118,308
Accounts receivable, net of allowance for doubtful accounts/credits of $373,824 and $454,182 at June 30, 2006 and December 31, 2005, respectively	3,296,892	3,123,006
Prepaid expenses	672,369	628,576
Other current assets	347,031	238,274

Total current assets	24,389,405	8,108,164

Fixed assets, net	10,850,965	7,802,278
Restricted cash	200,926	200,626
Goodwill	19,404,284	3,577,678
Other intangibles, net	1,224,722	167,500
Other assets	89,891	172,915

TOTAL ASSETS	$56,160,193	$20,029,161

LIABILITIES & SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,427,800	$1,842,440
Accrued compensation	639,742	487,604
Current portion of capital lease obligations	2,043,033	642,136
Current portion of line of credit obligations	3,991,621	2,991,621
Accrued expenses	1,384,038	807,719

Total current liabilities	9,486,234	6,771,520

Capital lease obligations	1,301,773	208,767
Line of credit obligations	1,247,905	743,716
Deferred rent	82,141	86,549

Total long-term liabilities	2,631,819	1,039,032

Commitments and contingencies

Shareholders’ equity
Common stock, par value $0.001; authorized shares 290,000,000; issued and outstanding shares, 22,990,575 and 17,580,083 at June 30, 2006 and December 31, 2005, respectively	86,328	70,321
Additional paid-in capital	58,792,743	24,810,514
Accumulated deficit	(14,836,931)	(12,662,226)

Total shareholders’ equity	44,042,140	12,218,609

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	$56,160,193	$20,029,161

See condensed notes to consolidated financial statements

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTH AND SIX MONTH PERIODS

ENDED JUNE 30, 2006 AND 2005

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Revenue	$6,205,982	$3,957,312	$11,767,811	$7,355,200
Cost of revenue	3,092,682	1,763,385	5,843,567	3,417,328

Gross profit	3,113,300	2,193,927	5,924,244	3,937,872
Research & development	447,288	217,886	871,147	372,657
Sales & marketing	2,093,062	1,325,614	3,677,590	2,357,533
General & administrative	2,063,137	1,112,051	3,585,333	2,000,651

Operating loss	(1,490,187)	(461,624)	(2,209,826)	(792,969)
Other income (expense):
Interest income (expense), net	89,542	(56,700)	41,395	(117,446)
Income tax expense	—	—	(1,715)	(800)
Other income (expense)	(2,500)	(9,874)	(4,559)	186,624

Net other income (expense)	87,042	(66,574)	35,121	68,378

Net loss	$(1,403,145)	$(528,198)	$(2,174,705)	$(724,591)

Basic and diluted net loss per common share	$(0.06)	$(0.03)	$(0.10)	$(0.05)

Shares used in computing basic and diluted net loss per common share	21,926,141	15,883,375	20,894,439	15,489,776

See condensed notes to consolidated financial statements

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2006 AND 2005

(Unaudited)

	Six Months Ended June 30,
	2006	2005
OPERATING ACTIVITIES
NET LOSS	$(2,174,705)	$(724,591)
Adjustments to net loss:
Depreciation & amortization	1,908,935	942,780
Loss on disposal of fixed assets	—	5,730
Stock-based compensation charges	566,871	—
Changes in operating assets & liabilities
Accounts receivable, net	(41,261)	158,337
Prepaid expenses	(7,159)	(482,940)
Other assets	(31,867)	(751,390)
Accounts payable	(1,006,709)	172,704
Accrued compensation	259,847	(166,308)
Accrued expenses	573,894	510,085

TOTAL CASH PROVIDED BY (USED IN) OPERATIONS	47,846	(335,593)

INVESTING ACTIVITIES
Additions to property & equipment	(1,505,942)	(1,663,948)
Proceeds from investment in acquisition	999	3,269
Investment in acquisition	—	(500,000)
Interest earned on restricted cash	(150)	—
Relief of restricted cash	—	35

NET CASH USED IN INVESTING ACTIVITIES	(1,505,093)	(2,160,644)

FINANCING ACTIVITIES
Payments on capital leases	(387,743)	(445,467)
Issuance of common stock, net of offering expenses	14,000,000	—
Proceeds from equipment line of credit	2,000,000	851,745
Proceeds from exercise of warrants and stock options	2,300,014	506,513
Payments on equipment line of credit	(495,811)	(175,578)
Deferred rent	(4,408)	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	17,412,052	737,213

NET INCREASE (DECREASE) IN CASH	15,954,805	(1,759,024)
Cash at the beginning of the period	4,118,308	10,276,322

Cash at the end of the period	$20,073,113	$8,517,298

Supplementary disclosure of cash paid during the period for:
Interest	$297,322	$219,368
Income taxes	$1,715	$800
Equipment acquired under capital leases	$2,881,646	$—

See condensed notes to consolidated financial statements

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. General

VitalStream Holdings, Inc. (“VHI” or the “Company”) was incorporated in 1986 in the state of Nevada. Prior to 1999, VHI, (then known as Larsen-Davis Corporation) manufactured and marketed analytical scientific instruments. In 1999, the company sold substantially all the assets associated with the scientific instruments business. On April 23, 2002, VHI (then known as Sensar Corporation) consummated a merger by which VitalStream, Inc. became a wholly-owned subsidiary of VHI, and the business of VitalStream, Inc. became the business of VHI. In 2002, the name of Sensar Corporation was changed to VitalStream Holdings, Inc.

In January 2003, another VHI wholly-owned subsidiary, VitalStream Broadcasting Corporation, entered into an agreement with Epoch Networks, Inc. and Epoch Hosting, Inc. (“Epoch”) pursuant to which VitalStream Broadcasting Corporation acquired Epoch’s hosting and colocation contracts, related computer equipment, software and licenses, a leasehold interest in a Los Angeles data center, and a certificate of deposit for $300,000, which serves as collateral on the leaseholder interest. As consideration for those assets, we paid to Epoch Hosting $200,000 in cash and issued 962,190 shares of common stock to Epoch.

On April 27, 2005, VHI acquired the business of PlayStream, LLC, a provider of fully automated, self-service small business streaming media services, headquartered in Seattle, Washington, for $500,000 in cash, 937,500 shares of VitalStream Holdings, Inc. common stock valued at $2,137,500 and 50,000 warrants to purchase common stock at an exercise price of $5.40 valued at $111,272 for a total purchase price of $2,748,772. For accounting purposes, in accordance with SFAS No. 141, we included results of operations for PlayStream, LLC beginning as of April 1, 2005. During the first quarter of 2006, we changed the name of our PlayStream product line to VitalStream Small Business Services.

On May 20, 2006, we acquired, through one of our wholly-owned subsidiaries, substantially all the assets and most of the liabilities of Eonstreams, Inc. (“Eonstreams”), in exchange for 1,747,312 shares of our common stock at $9.73 per share, for a total purchase price of $17,001,346. Eonstreams, headquartered in Knoxville, Tennessee, provides Internet advertising insertion and streaming solutions to businesses and home offices. For accounting purposes, in accordance with SFAS No. 141, we included results of operations for Eonstreams beginning as of May 1, 2006. During the second quarter of 2006, we changed the name of our Eonstreams product line to VitalStream Advertising Services.

VitalStream Holdings Inc. and its subsidiaries offer global integrated content delivery services that enable businesses to broadcast digital media and communications to worldwide audiences via the Internet. We provide complete solutions including video and audio streaming, advertising placement, delivery, reporting and analysis, live event broadcasting, media asset management, and integrated Web hosting and consulting services, that integrate with today’s leading streaming media technologies.

Basis of Presentation—This report on Form 10-Q (Form “10-Q”) for the quarter ended June 30, 2006 should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2005. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all normal recurring adjustments considered necessary for a fair presentation have been included. Operating results for the quarter ended June 30, 2006 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2006.

Common Stock Reverse Split—The Company effected a one-for-four reverse stock split to shareholders of record as of April 4, 2006. All share and per share information has been retroactively adjusted to reflect the reverse stock split.

On Thursday, June 21, 2006, the Company’s common stock began trading on the NASDAQ Capital Market under a new ticker symbol “VSTH.” Prior to that date, VitalStream’s common stock was quoted on the OTC Bulletin Board.

2. Significant Accounting Policies

Interim Unaudited Financial Information—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. The amounts that the Company will ultimately incur or recover could differ materially from its current estimates. The underlying estimates and facts supporting these estimates could change in 2006 and thereafter.

The consolidated financial statements include the accounts of VitalStream Holdings, Inc. and its wholly-owned subsidiaries, VitalStream, Inc., VitalStream Broadcasting Corporation, PlayStream, Inc and VitalStream Advertising Solutions, Inc. All material intercompany accounts and transactions have been eliminated.

Revenue Recognition—Revenue is derived primarily from fees for streaming media, web hosting and managed products and services. Our revenues primarily consist of monthly recurring revenues from contracts with terms of generally one year or more. These contracts are typically usage-based and usually have a fixed minimum commitment based on a certain level of usage with additional charges for any usage over the minimum commitment level. To a much lesser extent, we also derive revenue from the sale of professional services usually under fixed-fee arrangements. The Company generally recognizes revenue under these arrangements based on the percentage of cost incurred to date compared to the estimated total cost to complete the project.

Basic and Diluted Income (Loss) Per Share—Basic earnings per share is computed using the weighted average number of common shares outstanding. Diluted earnings per share is computed using the weighted average number of common shares outstanding and potential common shares outstanding when their effect is dilutive. Potential common shares result from the shares that would be issued upon the exercise of all outstanding stock options and warrants. Potential common shares have not been included in the calculation of weighted average shares used for the calculation of the diluted earnings per share, as their inclusion would have an anti-dilutive effect.

Stock-Based Compensation—Prior to January 1, 2006, the Company accounted for employee stock option grants in accordance with APB No. 25, and adopted the disclosure-only provisions of SFAS No.123, Accounting for Stock-Based Compensation, amended by SFAS No. 148 Accounting for Stock-Based Compensation - Transition and Disclosure.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004) Share-Based Payment (“SFAS No. 123R”), which replaces SFAS No. 123 and supersedes APB No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual period after June 15, 2005. Subsequent to the effective date, the pro forma disclosures previously permitted under SFAS No. 123 are no longer an alternative to financial statement recognition.

Effective January 1, 2006, the Company adopted SFAS No. 123R using the modified prospective method. Under this method, compensation cost recognized during the three and six months ended June 30, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 amortized over the options’ vesting period, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R amortized on a straight-line basis over the options’ vesting period.

As a result of adopting SFAS No. 123R on January 1, 2006, our net loss before taxes for the three and six month periods ended June 30, 2006, were $1,403,145 and $2,174,705 respectively, and $312,511 and $566,874 respectively, higher than had we continued with stock based compensation under APB No. 25, and adopted the disclosure-only provisions of SFAS No.123, Accounting for Stock-Based Compensation, amended by SFAS No. 148 Accounting for Stock-Based Compensation - Transition and Disclosure.

Basic and diluted net loss per share for the three and six months ended June 30, 2006 would have been $(0.05) and $(0.08), had we not adopted SFAS 123R, compared to the reported basic and diluted net loss per share of $(0.06) and $(0.10). The adoption of SFAS No. 123R had no impact on cash flows from operations and financing.

The following table illustrates the effect on net income (loss) and net income (loss) per share had we applied the fair value recognition provisions of SFAS No. 123 to account for our employee stock options for the three and six months ended June 30, 2005. For purposes of pro forma disclosure, the estimated fair value of the stock awards, as prescribed by SFAS No. 123, is amortized to expense over the vesting period of such awards.

	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005
Net loss, as reported	$(528,198)	$(724,591)
Add: stock-based compensation expense included in reported net loss, net of tax	—	—
Deduct: stock-based compensation expense determined under fair value method, net of tax	(186,799)	(222,136)

Net loss, pro forma	$(714,997)	$(946,727)

Net loss per share:
Basic—as reported	$(0.03)	$(0.05)
Basic—pro forma	$(0.05)	$(0.06)

Diluted—as reported	$(0.03)	$(0.05)
Diluted—pro forma	$(0.05)	$(0.06)

Note that the above pro forma disclosure was not presented for the three and six months ended June 30, 2006 because stock-based employee compensation expense is included in the condensed consolidated statements of operations using the fair value recognition method under SFAS No. 123R for these periods.

The fair value of the options granted during the three months ended June 30, 2006 and 2005 have been estimated at $893,721 and $1,776,558 at the date of grant, respectively, and are based on the following assumptions on the date of grant using the Black-Scholes valuation model. The weighted average grant date fair value of options granted during the three months ended June 30, 2006 was $4.21 per option share.

The expected stock volatility rates are based on the historical stock volatility of our common stock. The risk free interest rates are based on the U.S. Treasury yield curve in effect at the time of the grant for periods corresponding to the expected life of the option. We have opted to use the simplified method as allowed by Staff Accounting Bulletin SAB 107 for estimating our expected term to arrive at a term in between the vesting period and the contractual term.

	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Stock option plans:
Expected dividend yield	0%	0%	0%	0%
Expected stock price volatility	50 – 56%	69 – 79%	50 – 59%	14 – 79%
Risk-free interest rate	4.84 to 4.95%	3.63 to 3.92%	4.47 to 4.95%	3.63 to 4.18%
Weighted average expected option life (in years)	5.72	6.37	5.72	6.37

The following table shows total stock-based employee compensation expense included in the condensed consolidated statement of operations for the three and six months ended June 30, 2006. For comparative purposes only, three and six months ended June 30, 2005 are shown in the same table but are not included in the condensed consolidated statement of operations for the three and six months ended June 30, 2005.

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Cost of sales	$5,609	$1,213	$8,243	$1,852
Research and development	11,411	1,684	19,897	3,158
Sales and marketing	101,919	10,866	160,035	19,695
General and administrative	193,572	173,036	378,699	197,431

Total	$312,511	$186,799	$566,874	$222,136

There was no capitalized stock-based employee compensation cost as of June 30, 2006. There was no recognized tax benefits during the quarter ended June 30, 2006.

Stock Option Plan

The 2001 Stock Incentive Plan, as amended to date (the “Plan”) was adopted and approved by our Board of Directors and shareholders and permits the grant of “incentive stock option,” as defined in Section 422 of the Internal Revenue Code of 1986, as amended. The Plan is administered by Compensation Committee of our Board of Directors. The Plan authorizes the issuance of shares of stock options to employees, directors and consultants. Stock options are generally granted at an exercise price of not less than the market value on the grant date. Options awarded through January 2005 are generally incentive stock options, typically expire 5 years from grant date unless expiration occurs earlier in connection with termination of employment and generally vest over a 36 month period with one-third vesting on the first anniversary date of the date of grant with the remaining options vesting at the rate of  1/12 (8.33%) at the end of each quarter thereafter, so that the option will be fully exercisable on the third anniversary of the grant date.

In January of 2005, the Board of Directors changed its informal policy applicable to awards of options under the Plan such that awards typically are for non-incentive stock options instead of incentive stock options and vest over a 48 month period instead of a 36 month period, with one quarter vesting on the first anniversary of the grant date and with the remaining options vesting at the rate of  1/16 (6.25%) at the end of each quarter thereafter, so that the option will be fully exercisable on the fourth anniversary on the grant date. As of June 30, 2006, the number of options issued and outstanding was 2,963,802 with 1,273,636 reserved for future awards.

Activity under the Plan for the six months ended June 30, 2006 is summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1, 2006	2,748,015	$2.6472
Options Granted	486,875	$8.0825
Options Canceled	(43,508)	$(4.0520)
Options Exercised	(227,580)	$(2.0452)

Outstanding at June 30, 2006	2,963,802	$3.5659

Exercisable at June 30, 2006	890,784	$2.2092

The details of the VHI options outstanding as of June 30, 2006 are as follows:

	Options Outstanding			Options Exercisable
Range of Exercisable prices	Number Outstanding	Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.8000 - $3.1400	2,017,489	6.32	$2.2009	841,364	$2.0546
$3.1400 - $5.4800	473,188	4.15	$4.8170	45,514	$4.7356
$5.4800 - $7.8200	191,875	4.61	$6.2637	3,906	$6.0800
$7.8200 - $10.1600	275,000	4.88	$9.3412	—	—
$10.1600 - $12.5000	6,250	4.77	$12.5000	—	—

Total	2,963,802	5.72	$3.5659	890,784	$2.2092

	Options Outstanding & Unvested at June 30, 2006
	Number Outstanding	Remaining Contractual Life (in years)	Weighted Average Exercise Price
Non Vested before 1/1/2006	1,971,753		$2.8760
Granted	486,875		$8.0825
Forfeited	(40,039)		$(4.0434)
Vested	(345,571)		$(2.4398)

Non Vested at 6/30/2006	2,073,018	6.25	$4.1488

The weighted average grant-date fair value of options granted during the three months ended June 30, 2006 is $4.21 per option share. As of June 30, 2006, the total unrecognized fair value compensation cost related to unvested stock options was $3.9 million, which is to be recognized over the weighted average remaining vesting period of 3.0 years.

3. Business Acquisition

On May 20, 2006, we acquired, through one of our wholly-owned subsidiaries, substantially all the assets and most of the liabilities of Eonstreams, Inc. (“Eonstreams”), in exchange for 1,747,312 shares of our common stock at $9.73 per share (approximate market value at close), for a total purchase price of $17,001,346. Eonstreams, headquartered in Knoxville, Tennessee, provides Internet advertising insertion and streaming solutions to businesses and home offices. The primary reason for the purchase of Eonstreams is to integrate Eonstreams’ advertising solution technologies into VitalStream’s content delivery network and provide customers with a one-stop solution for delivering integrated streaming and digital advertising content on the Internet. During the second quarter of 2006, we changed the name of our Eonstreams product line to VitalStream Advertising Services.

The acquisition was accounted for using the purchase method of accounting. For accounting purposes, in accordance with SFAS No. 141, we included results of operations for Eonstreams beginning as of May 1, 2006. The total purchase consideration was allocated to the assets acquired and liabilities assumed at their estimated fair values as of the date of acquisition, as determined by management and, with respect to identified intangible assets, by management with the assistance of an appraisal provided by a third-party valuation firm. The excess of the purchase price over the amounts allocated to assets acquired and liabilities assumed has been recorded as goodwill. In accordance with current accounting standards, the goodwill will not be amortized and will be tested for impairment at least annually as required by SFAS No. 142, “Goodwill and Other Intangible Assets.”

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Total consideration:
Common stock issued	$17,001,346

Total purchase consideration	$17,001,346

Allocation of the purchase consideration
Current assets, including cash of $999	$170,257
Fixed assets	261,374
Identifiable intangible assets	1,160,000
Goodwill	15,819,085

Total assets acquired	17,410,716
Fair value of liabilities assumed	(409,370)

$17,001,346

The following are identified intangible assets acquired and the respective estimated periods over which the assets will be amortized using the straight-line method.

	Amount	Amortization Period (In years)
Customer Relationships	$90,000	3
Software Technology	430,000	5
Brand Name	320,000	5
Covenants not to compete	320,000	3

Total	$1,160,000

The following table reflects unaudited pro forma results of operations of the Company for the three and six month periods ended June 30, 2006 and 2005 assuming that the Eonstreams acquisition had occurred at the beginning of each of the periods shown;

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005
Revenues	$6,304,153	$4,403,968	$12,101,903	$8,145,441
Net loss	$(1,488,701)	$(737,773)	$(2,599,481)	$(1,232,187)
Basic and diluted net loss per common share	$(0.07)	$(0.04)	$(0.12)	$(0.07)

4. Legal Matters and Contingencies

In the ordinary course of its business, we become involved in certain legal actions and claims, including lawsuits, administrative proceedings, regulatory and other matters. Although we believe that the resolution of pending or threatened proceedings will not materially affect our business, we can provide no assurances in that regard.

5. Equity

As of June 30, 2006, there were 22,990,575 shares of VitalStream common stock outstanding and 2,984,636 shares of VitalStream common stock reserved for issuance as follows:

Options issued and outstanding	2,963,802
Warrants issued and outstanding	20,834

2,984,636

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

EON Streams, Inc.

We have audited the accompanying balance sheets of EON Streams, Inc. (the “Company”), as of December 31, 2005 and 2004, and the related statements of operations, shareholders’ equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EON Streams, Inc. as of December 31, 2005 and 2004, and the results of its operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has consistently incurred losses and has an accumulated deficit of $4,127,000 at December 31, 2005. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Rose, Snyder & Jacobs

A Corporation of Public Accountants

Encino, California

April 24, 2006

EON STREAMS, INC.

BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
Current assets:
Cash	$94,910	$1,296
Accounts Receivable, net	177,173	171,616
Prepaid expenses	36,051	4,263

Total current assets	308,134	177,175

Fixed assets, net	282,610	199,296
Other assets	4,732	4,266

TOTAL ASSETS	$595,476	$380,737

LIABILITIES & SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable – VitalStream	$227,973	$—
Accounts payable	553,206	508,520
Current portion of line of credit obligations	—	27,000
Accrued expenses	25,435	38,859

Total current liabilities	806,614	574,379

Shareholders’ equity:
Preferred stock, series A	675,000	—
Treasury stock	(13,080)	(13,080)
Common	3,254,415	3,254,415
Accumulated deficit	(4,127,473)	(3,434,977)

Total shareholders’ equity	(211,138)	(193,642)

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	$595,476	$380,737

See Report of Independent Registered Public Accounting Firm and notes to financial statements

EON STREAMS, INC.

STATEMENT OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Revenue	$1,689,855	$1,023,776
Cost of revenue	1,131,444	716,030

Gross Profit	558,411	307,746
Research & development	151,396	87,516
Sales & marketing	650,702	374,493
General & administrative	446,503	256,257

Operating Income (Loss)	(690,190)	(410,520)
Other income (expense):
Interest income (expense), net	(2,306)	(1,893)

Net other income (expense):	(2,306)	(1,893)

Net Income (Loss)	$(692,496)	$(412,413)

See Report of Independent Registered Public Accounting Firm and notes to financial statements

EON STREAMS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
OPERATING ACTIVITIES
NET LOSS	$(692,496)	$(412,413)
Adjustments to net loss:
Depreciation & amortization	119,666	138,444
Bad debt expense	—	70,424
Loss on sale of fixed assets	1,596	—
Changes in operating assets & liabilities:
Accounts receivable, net	(5,557)	(114,937)
Prepaid expenses	(31,788)	2,763
Accounts payable	272,659	(18,057)
Accrued expenses	(13,424)	899

TOTAL CASH PROVIDED BY (USED IN) OPERATIONS	(349,344)	(332,877)

INVESTING ACTIVITIES
Fixed asset purchases	(193,377)	(16,162)
Registered software purchases	(11,665)	—
Registered software refunds	—	9,895

NET CASH USED IN INVESTING ACTIVITIES	(205,042)	(6,267)

FINANCING ACTIVITIES
Proceeds from amounts drawn on line of credit	240,000	152,000
Repayments on line of credit	(267,000)	(125,000)
Proceeds from issuance of common stock	—	300,000
Proceeds from sale of Series A preferred stock	675,000	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	648,000	327,000

NET INCREASE IN CASH	93,614	(12,144)
Cash at the beginning of the period	1,296	13,440

Cash at the end of the period	$94,910	$1,296

Supplementary disclosure of cash paid during the period for:
Interest	$2,306	$1,894

See Report of Independent Registered Public Accounting Firm and notes to financial statements

EON STREAMS, INC.

STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock		Series A Preferred Stock		Treasury Stock		Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2003	5,977,300	$2,954,415	—	—	130,800	$(13,080)	$(3,022,564)	$(81,229)
Issuance of common stock	1,728,600	300,000	—	—	—	—	—	300,000
Net loss, December 31, 2004	—	—	—	—	—	—	(412,413)	(412,413)

Balance at December 31, 2004	7,705,900	$3,254,415	—	—	130,800	(13,080)	(3,434,977)	(193,642)
Issuance of Series A preferred stock	—	—	1,043,922	675,000	—	—	—	675,000
Net loss, December 31, 2005	—	—	—	—	—	—	(692,496)	(692,496)

Balance at December 31, 2005	7,705,900	$3,254,415	1,043,922	$675,000	130,800	$(13,080)	$(4,127,473)	$(211,138)

See Report of Independent Registered Public Accounting Firm and notes to financial statements

EON STREAMS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Note 1 — Nature Of Operations And Significant Accounting Policies

Nature of Operations—EON Streams, Inc. (the Company) provides media streaming solutions and advertisement insertion products and reporting with a focus on the radio broadcast market. The Company’s home office is located in Knoxville, Tennessee with a data center in Atlanta, Georgia. The Company provides media delivery services and products for businesses and organizations located primarily in North America. The Company extends credit to its customers.

Formation of Company—The Company was incorporated on May 30, 2000 under the Tennessee Business Corporation Act.

Liquidity—The Company has to date incurred recurring losses and has accumulated losses aggregating approximately $4.1 million as of December 31, 2005, has generated negative cash flows from operations and had negative working capital. These factors among other raise substantial doubt about its ability to continue as a going concern. The Company’s business strategy includes attempting to increase its revenue through investing further in its product development and sales and marketing efforts. The company has signed a Letter of Intent dated March 17, 2006 with VitalStream Holdings, Inc. (See Note 10) whereby significant assets of the Company will be exchanged for VitalStream Holdings, Inc. stock. If the sale of the Company’s assets is not consummated, it is likely that the Company will need to raise additional capital to fund its operations in the future. The accompanying financial statements do not include adjustments and classification to assets and liabilities should the Company be unable to continue as a going concern.

Cash and Equivalents—The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable—The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make the required payments. Management specifically analyzes the age of customer balances, historical bad debt experience, customer creditworthiness, and changes in customer payment terms when making estimates of the collectibility of the Company’s trade accounts receivable balances. If the Company determines that the financial condition of any of its customers has deteriorated, whether due to customer-specific or general economic issues, increases in the allowance may be made. Accounts receivable are written off when all collection attempts have failed. Based on the information available, management believes the Company’s accounts receivable are collectible.

Property, Equipment and Improvements—Property, equipment and improvements are stated at cost and are depreciated on a straight-line basis over the estimated useful lives ranging from 3 to 7 years. Leasehold improvements are amortized over the estimated useful life. Maintenance and repairs are charged to expense as incurred and expenditures for major improvements are capitalized at cost. Gains or losses on the disposition of assets are reflected in income at the time of disposal.

Revenue Recognition—The Company recognizes revenue on service contracts as services are performed. The Company does not generate revenue that would qualify as multi-deliverables.

Income Taxes – The Company follows FAS 109 “Accounting For Income Taxes”. The Company has loss carryforwards that it can use to offset a certain amount of taxable income in the future. The loss carryforwards are subject to significant limitations due to change in ownership. The Company is currently analyzing its amount of loss carryforwards, but has recorded a valuation allowance for the entire benefit due to the uncertainty of its realization.

See Report of Independent Registered Public Accounting Firm

EON STREAMS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Note 1 — Nature Of Operations And Significant Accounting Policies

Concentrations—The Company has one vendor that represents 58% and 84% of total cost of revenue for the year ended December 31, 2005 and 2004, respectively. The Company has the ability to connect with other bandwidth carriers due to the location of the Company’s data center.

Major Customer—During the year ended December 31, 2005 and 2004, one customer accounted for 61% and 10%, respectively of the total sales. This Customer discontinued most of its business with the Company at the end of 2005.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments—The Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments.

Net Loss Per Share—Net loss per common share is computed using the weighted average number of common shares outstanding during the periods presented. Options to purchase shares of the Company’s stock under its stock option plans, may have a dilutive effect on the Company’s earnings per share in the future but are not included in the calculation for 2005 and 2004 because they have an antidilutive effect in those periods. Earnings available to common stock holders are also reduced by cumulative dividends earned by the holders of preferred shares.

Stock-Based Compensation—The Company accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations (APB 25), and has adopted the “Disclosure only” alternative described in Statement of Financial Accounting Standards, (SFAS) No. 123, Accounting for Stock-Based Compensation, amended by SFAS No. 148 Accounting for Stock-Based Compensation—Transition and Disclosure. Below is the pro forma information reflecting the results of operations had the Company used FAS 123 to value and record its stock options.

	2005	2004
Net loss reported	$(692,496)	$(412,413)
Add back stock based compensation expense, net of related tax effect included in determination of net loss as reported	0	0
Total stock-based employee compensation expense, net of related tax effect that would have been included in determination of net loss if the value-based method would have been applied to all awards.	(31,450)	(18,298)
Pro forma net loss as if the fair value method had been applied to all awards	$(723,946)	$(430,711)

See Report of Independent Registered Public Accounting Firm

EON STREAMS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Note 2 — Property and Equipment

Property and equipment consists of the following:

	December 31,
	2005	2004
Computers and office equipment	$727,449	$553,861
Furniture and fixtures	29,365	22,508
Leasehold improvements	27,845	19,156

	784,659	595,525
Less accumulated depreciation and amortization	(502,049)	(396,229)

	$282,610	$199,296

Note 3 — Current Bank Note Payable

The current bank note payable is a revolving line of credit with a maximum amount of $150,000. This line of credit as modified matures on June 23, 2006 and bears interest at the bank’s prime rate plus two and one quarter percent. This line of credit is secured by the personal guaranty of three Board members of the Company. The balance drawn on this line of credit was $0 and $27,000 for December 31, 2005 and 2004, respectively.

Note 4 — Shareholders’ Equity

The Company is authorized to issue two classes of stock. The common stock has no par value and 500,000,000 shares are authorized. The Company has authorized and issued 1,043,922 shares of Series A Preferred Stock. The holders of the Series A Preferred Stock are entitled to receive cumulative dividends at the rate of 8% of the paid in capital attributable to the Series A Preferred Stock. Each holder of Series A Preferred Stock are entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred stock hold by such holder are convertible.

At December 31, 2005, cumulative dividends amounted to $45,000.

Note 5 — Obligations Under Operating Leases

The Company leases office space under a lease which expires in July 2008. Rent expense for all operating leases totaled $59,805 and $46,501 for the years ended December 31, 2005 and 2004, respectively.

The following is a schedule of future minimum rental payments under leases accounted for as operating leases:

Year Ending December 31:
2006	$47,857
2007	49,824
2008	29,094

$126,775

See Report of Independent Registered Public Accounting Firm

EON STREAMS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Note 6 — Stock Options

The 2002 Stock Option Incentive Plan was adopted and approved by our Board of Directors and is intended to be a non-statutory stock option plan. The Plan authorizes the issuance of shares of stock options to employees, directors and consultants. Stock options are granted at an exercise price of $0.39. Options awarded expire 10 years from grant date unless expiration occurs earlier in connection with termination of employment and generally vest over a 36 month period with one-third vesting on the first anniversary date of the date of grant with the remaining options vesting at the rate of 1/3 (33.33%) at the end of each year thereafter, so that the Option will be fully exercisable on the third anniversary of the Grant Date.

As of December 31, 2005, the number of options issued and outstanding was 817,100 awards. Activities under our Stock Option Plan for the two years 2005 and 2004 are summarized as follows:

OPTION ACTIVITY SUMMARY – 2005
	Date	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life – Years
Outstanding at	1/1/2005	407,400	$0.3900
Issued		409,700	$0.3900
			—
Canceled		—	—
Expired		—	—
Exercised		—	—

Outstanding at	12/31/2005	817,100	$0.3900	8.20
Exercisable at	12/31/2005	325,100	$0.3900	6.79

Outstanding Non Vested

Non Vested before 1/1/2005		218,100	$0.3900
Granted		409,700
Forfeited		—
Vested		135,800	$0.3900
Non Vested at 12/31/2005		492,000		9.13

See Report of Independent Registered Public Accounting Firm

EON STREAMS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Note 6 — Stock Options

OPTION ACTIVITY SUMMARY 2004
	Date	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life – Years
Outstanding at	1/1/2004	314,100	$0.3900
Issued		93,300	$0.3900
			—
Canceled		—	—
Expired		—	—
Exercised		—	—

Outstanding at	12/31/2004	407,400	$0.3900	8.06
Exercisable at	12/31/2004	189,300	$0.3900	7.59

Outstanding Non Vested
Non Vested before 1/1/2004		229,500	$0.3900
Granted		93,300
Forfeited		—
Vested		104,700	$0.3900
Non vested at 12/31/2004		218,100		8.47

Stock-Based Compensation

The Company accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations (APB 25), and has adopted the “Disclosure only” alternative described in Statement of Financial Accounting Standards, (SFAS) No. 123, Accounting for Stock-Based Compensation, amended by SFAS No. 148 Accounting for Stock-Based Compensation—Transition and Disclosure.

SFAS 123, Accounting for Stock-Based Compensation, requires pro forma information regarding net income (loss) using compensation that would have been incurred had the Company accounted for its employee stock options under the fair value method of that statement. The fair value of options granted by the Company have been estimated at $80,403 and $12,477 at the date of grant for the years ended December 31, 2005 and 2004 respectively, using the Black-Scholes valuation method with the following assumptions:

The expected stock volatility rates are based on the average historical stock volatility of Vital Stream’s common stock for 2005 and 2004. The risk free interest rates are based on the U.S. Treasury yield curve in effect at the time of the grant for periods corresponding to the expected life of the option.

	2005	2004
Risk free interest rate	4.21% to 4.26%	4.38% to 4.53%
Stock volatility factor	46.50%	24%
Weighted average expected option life	8.20 years	8.06 years
Expected dividend yield	None	None

See Report of Independent Registered Public Accounting Firm

EON STREAMS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Note 7 — Related Transactions

Legal fees were paid to the law firm of Wagner, Myers and Sanger of $61,392 and $5,832 for calendar years 2005 and 2004, respectively. A partner of this law firm was also a member of the board of directors of the Company until January 2005. Accounts payable to this law firm amounted to $7,582 and $0 at December 31, 2005 and 2004, respectively.

Note 8 — Employment Agreements

The Company has employment agreements with two of its executives, which provide for minimum aggregate annual base salaries of $237,750 annually. The employment agreement for one executive provides for bonuses to be paid, based upon achieving targets that are approved by the Company’s board of directors. While each respective executive’s employment is terminable at will by the Company, severance payments are provided for in case of termination without cause, as is defined in the employment agreements.

Note 9 — Contingencies

The Company is involved in a lawsuit in which Qwest Communications is claiming that the Company failed to pay $296,405 in charges for internet and related services. Qwest is also seeking interest on the unpaid amount plus attorney fees. By a July 12, 2004 Agreed Order of Continuance, the trial of the case was continued with the parties to inform the court when the case is ready to be tried. The Company intends to vigorously defend itself and is also seeking resolution through an arrangement under which the Company pays for services to be provided by plaintiff. The Company has accrued $485,570 for this liability, although resolution of this matter may result in a reduction of this amount.

Note 10 — Subsequent Event

The Company has signed a Letter of Intent dated March 17, 2006 with VitalStream Holdings, Inc. which provides for the sale of significant Company assets in exchange for stock in VitalStream Holdings, Inc.

See Report of Independent Registered Public Accounting Firm

EON STREAMS

BALANCE SHEET

FOR THREE-MONTH PERIOD ENDED MARCH 31, 2006

(UNAUDITED)

March 31, 2006
ASSETS
Current assets:
Cash	$28,051
Accounts receivable, net	99,524
Prepaid expenses	34,988

Total current assets	162,563

Fixed assets, net	256,594
Other assets	2,277

TOTAL ASSETS	$421,434

LIABILITIES & SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$832,706
Current portion of line of credit obligations	40,000
Accrued expenses	27,419

Total current liabilities	900,125

Stockholders’ equity:
Common and preferred stock	3,916,335
Accumulated deficit	(4,395,026)

Total shareholders’ equity	(478,691)

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	$421,434

EON STREAMS

STATEMENT OF OPERATIONS

FOR THREE-MONTH PERIOD ENDED MARCH 31, 2006

(UNAUDITED)

Three Months Ended March 31, 2006
Revenue	$288,719
Cost of revenue	270,480

Gross Profit	18,239
Research & development	34,604
Sales & marketing	148,677
General & administrative	101,998

Operating Income (Loss)	(267,040)
Other income (expense):
Interest income (expense), net	(513)
Net other income (expense):	(513)

Net Income (Loss)	$(267,553)

EON STREAMS

STATEMENT OF CASH FLOWS

THE THREE-MONTH PERIOD ENDED MARCH 31, 2006

(UNAUDITED)

Three Months Ended March 31, 2006
OPERATING ACTIVITIES
NET LOSS	$(267,553)
Adjustments to net loss:
Depreciation & amortization	29,571
Bad debt expense	1,500
Loss on sale of fixed assets
Changes in operating assets & liabilities:
Accounts receivable, net	76,150
Prepaid expenses	1,063
Accounts payable	51,526
Accrued expenses	1,984

TOTAL CASH PROVIDED BY (USED IN) OPERATIONS	(105,759)

INVESTING ACTIVITIES
Fixed asset purchases	(1,100)

NET CASH USED IN INVESTING ACTIVITIES	(1,100)

FINANCING ACTIVITIES
Proceeds from amounts drawn on line of credit	40,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	40,000

NET INCREASE IN CASH	(66,859)
Cash at the beginning of the period	94,910

Cash at the end of the period	$28,051

Supplementary disclosure of cash paid during the period for:
Interest	$513

Background Information Regarding Pro Forma Financial Statements

As of May 20, 2006, we acquired, through one of our wholly-owned subsidiaries, substantially all of the assets and most of the liabilities of Eon Streams, Inc. in exchange for 1,747,312 shares of our common stock at $9.73 per share. Eon Streams provides streaming media services targeted at small businesses and home offices out of its headquarters in Knoxville Tennessee. For the year ended December 31, 2005, Eon Streams reported sales revenue of $1,689,855. The acquired assets include an office space lease, servers and other equipment, customer agreements and other assets used to operate the Eon Streams’ business.

The following unaudited pro forma combined financial statements reflect the combination of the Company and Eon Streams, Inc. and the issuance of shares of common stock to Eon Streams. The unaudited pro forma combined financial statements were derived from unaudited consolidated historical financial statements of both the Company and Eon Streams. The financial statements of the Company as of March 31, 2006 are contained in our Quarterly Report on Form 10-Q filed with the SEC on May 15, 2006, as amended by Amendment No. 1 on Form 10-Q/A filed with the SEC on July 5, 2006, and the financial statements of the Company as of December 31, 2005 are contained in our Annual Report on Form 10-K filed with the SEC on April 3, 2006. The unaudited pro forma condensed combined balance sheets as of March 31, 2006 and December 31, 2005 were prepared as if the acquisition had occurred on those dates. The unaudited pro forma condensed combined statement of operations for the three month-period ended March 31, 2006 and the twelve months ended December 31, 2005 were prepared as if the acquisition had occurred at the beginning of each respective period.

In the opinion of our management, all adjustments necessary to present fairly the pro forma combined financial statements have been made based on the terms and structure of the transaction.

The unaudited pro forma combined financial statements are not necessarily indicative of what actual results would have been had the acquisition or issuance of our common stock to Eon Streams occurred at the beginning of the periods nor do they purport to indicate the results of future operations of the Company and Eon Streams. The unaudited pro forma combined financial statements should be read in conjunction with the accompanying notes and historical financial statements and notes to the financial statements of the Company and Eon Streams.

PRO FORMA COMBINED BALANCE SHEET

MARCH 31, 2006

(UNAUDITED)

		March 31, 2006			Pro forma Combined
	VitalStream Holdings, Inc.	Eon Streams, Inc.	Pro forma Adjustments
ASSETS
Current assets:
Cash	$20,145,887	$28,051	$—		$20,173,938
Accounts receivable, net	2,636,899	99,524	(226,132	)(1)	2,510,291
Prepaid expenses	891,655	34,988	—		926,643
Other current assets	242,721	—	—		242,721

Total current assets	23,917,162	162,563	(226,132)		23,853,593

Fixed assets, net	8,149,865	256,594	—		8,406,459
Intangibles, net	3,577,678	—	16,954,467	(2),(3),(4)	20,532,145
Restricted cash	200,776	—	—		200,776
Other assets	261,434	2,277	—		263,711

TOTAL ASSETS	$36,106,915	$421,434	$16,728,335		$53,256,684

LIABILITIES & SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$510,232	$832,706	$(711,702	)(1),(4)	631,236
Accrued compensation	525,853	—	—		525,853
Current portion of capital leases	559,471	—	—		559,471
Current portion of line of credit obligations	3,908,288	40,000	(40,000	)(4)	3,908,288
Accrued expenses	1,347,003	27,419	—		1,374,422

Total current liabilities	6,850,847	900,125	(751,702)		6,999,270

Capital lease liability	62,509	—	—		62,509
Line of credit obligations	1,579,144	—	—		1,579,144
Other long-term liabilities	84,345	—	—		84,345

Total liabilities	8,576,845	900,125	(751,702)		8,765,268

Stockholders’ equity:
Common and preferred stock	84,345	3,916,335	(3,914,588	)(2)	86,092
Additional paid-in capital	40,879,511	—	16,999,598	(2)	57,879,109
Accumulated deficit	(13,433,786)	(4,395,026)	4,395,026	(2)	(13,433,786)

Total shareholders’ equity	27,530,070	(478,691)	17,480,037		44,531,416

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	$36,106,915	$421,434	$16,728,335		$53,256,684

Footnotes:

(1)	To remove intercompany accounts receivables and payables totaling $226,132
(2)	To record the purchase of Eon Streams, VitalStream issued 1,747,312 shares of common stock at $9.73 per share
(3)	To record intangibles and goodwill
(4)	To remove accounts payable of $485,570 to BellSouth and $40,000 line-of-credit excluded from purchase

PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2006

(UNAUDITED)

	Three Months Ended March 31, 2006
	VitalStream Holdings, Inc.	Eon Streams, Inc.	Pro forma Adjustments		Pro forma Combined
Revenue	$5,561,829	$288,719	$(52,798	)(1)	$5,797,750
Cost of revenue	2,750,885	270,480	(31,298	)(1),(2)	2,990,067

Gross Profit	2,810,944	18,239	(21,500)		2,807,683
Research & development	423,859	34,604	6,667	(3)	465,130
Sales & marketing	1,584,528	148,677	43,500	(3)	1,776,705
General & administrative	1,522,196	101,997	—		1,624,193

Operating Income (Loss)	(719,639)	(267,040)	(71,667)		(1,058,346)
Other income (expense):
Interest income (expense), net	(48,147)	(513)	—		(48,660)
Income tax expense	(1,715)	—	—		(1,715)
Other income (expense)	(2,059)	—	—		(2,059)

Net other income (expense):	(51,921)	(513)	—		(52,434)

Net Income (Loss)	$(771,560)	$(267,553)	$(71,667)		$(1,110,780)

Basic and diluted net income (loss) per common share	$(0.04)				$(0.05)

Shares used in computing basic and diluted earnings per common share	19,851,394		1,747,312		21,598,706

Footnotes:

Note: Statement of Operations assumes purchase occurred at beginning of period

(1)	To remove intercompany revenue and expense transactions of $52,798
(2)	To record amortization of software technology intangible of $21,500
(3)	To record amortization of customer relationship, brand name and a covenant not to compete of $43,500 and a second covenant not to compete of $6,667

PRO FORMA COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2005

(UNAUDITED)

	VitalStream Holdings, Inc.	Eon Streams, Inc.	Pro forma Adjustments		Pro forma Combined
ASSETS
Current assets:
Cash	$4,118,308	$94,910	$—		$4,213,218
Accounts receivable, net	3,123,006	177,173	(227,973	)(1)	3,072,206
Prepaid expenses	628,576	36,051	—		664,627
Other current assets	238,274	—	—		238,274

Total current assets	8,108,164	308,134	(227,973)		8,188,325

Fixed assets, net	7,802,278	282,610	—		8,084,888
Intangibles, net	3,745,178	—	16,726,914	(2),(3),(4)	20,472,092
Restricted cash	200,626	—	—		200,626
Other assets	172,915	4,732	—		177,647

TOTAL ASSETS	$20,029,161	$595,476	$16,498,941		37,123,578

LIABILITIES & SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,842,440	$781,179	$(713,543	)(1),(4)	1,910,076
Accrued compensation	487,604	—	—		487,604
Current portion of capital leases	642,136	—	—		642,136
Current portion of line of credit obligations	2,991,621	—	—		2,991,621
Accrued expenses	807,719	25,435	—		833,154

Total current liabilities	6,771,520	806,614	(713,543)		6,864,591

Capital lease liability	208,767	—	—		208,767
Line of credit obligations	743,716	—	—		743,716
Other long-term liabilities	86,549	—	—		86,549

Total liabilities	7,810,552	806,614	(713,543)		7,903,623

Stockholders’ equity:
Common and preferred stock	70,321	3,916,335	(3,914,588	)(2)	72,068
Additional paid-in capital	24,810,514	—	16,999,598	(2)	41,810,112
Accumulated deficit	(12,662,226)	(4,127,473)	4,127,473	(2)	(12,662,226)

Total shareholders’ equity	12,218,609	(211,138)	17,212,484		29,219,955

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	$20,029,161	$595,476	$16,498,941		$37,123,578

Footnotes:

(1)	To remove intercompany accounts receivables and payables totaling $227,973
(2)	To record the purchase of Eon Streams, VitalStream issued 1,747,312 shares of common stock at $9.73 per share
(3)	To record intangibles and goodwill
(4)	To remove accounts payable of $485,570 to BellSouth excluded from purchase

PRO FORMA COMBINED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

(UNAUDITED)

	VitalStream Holdings, Inc.	Eon Streams, Inc.	Pro forma Adjustments		Pro forma Combined
Revenue	$15,880,080	$1,689,855	$(251,626	)(1)	$17,318,309
Cost of revenue	7,921,470	1,131,444	(165,626	)(1),(2)	8,887,288

Gross Profit	7,958,610	558,411	(86,000)		8,431,021
Research & development	1,001,301	151,396	26,667	(3)	1,179,364
Sales & marketing	5,689,301	650,702	174,000	(3)	6,514,003
General & administrative	4,620,691	446,503	—		5,067,194

Operating Income (Loss)	(3,352,683)	(690,190)	(286,667)		(4,329,540)
Other income (expense):
Interest income (expense), net	(228,654)	(2,306)	—		(230,960)
Income tax expense	(1,713)	—	—		(1,713)
Other income (expense)	(435,376)	—	—		(435,376)

Net other income (expense):	(665,743)	(2,306)	—		(668,049)

Net Income (Loss)	$(4,018,426)	$(692,496)	(286,667)		$(4,997,589)

Basic and diluted net income (loss) per common share	$(0.25)				$(0.28)

Shares used in computing basic and diluted earnings per common share	15,992,540		1,747,312		17,739,852

Footnotes:

Note: Statement of Operations assumes purchase occurred at beginning of period

(1)	To remove intercompany revenue and expense transactions of $251,626
(2)	To record amortization of software technology intangible of $86,000
(3)	To record amortization of customer relationships, brand name and a covenant not to compete of $174,000 and a second covenant not to compete of $26,667

A Foundation for the Future

The VitalStream network was engineered with the technology and capacity to service the dynamic growth experienced by our customers and to establish a platform for future growth.

KEY
VitalStream Data Centers
Single Network Provider POP
Multiple Network Provider POP
Map not to scale
DATA CENTERS
Los Angeles, USA
Virginia, USA
Amsterdam, Netherlands
Irvine/Orange County, USA
Seattle, USA
Atlanta, USA
FEATURES
• Intelligent geographic load balancing and traffic management
• Global content replication
• Multi-homed redundant networks
• Keynote StreamQ A+ rating
• High performance parallel processing storage network architecture
• Multiple 10 gigabyte network architecture

8,950,000 Shares

VitalStream Holdings, Inc.

Common Stock

PROSPECTUS

Cowen and Company

Merriman Curhan Ford & Co.

ThinkEquity Partners LLC

Canaccord Adams

                    , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses in connection with the issuance and distribution of the common stock being registered, other than underwriting discounts and commissions payable by us. We will bear all of the expenses listed below. All of the amounts shown are estimates, except the registration fee and the NASD filing fee.

Amount
SEC registration fee	$10,463
NASD filing fee	10,278
Accounting fees and expenses	100,000
Legal fees and expenses	250,000
Printing expenses	150,000
Blue sky fees and expenses	3,000
Transfer agent fees and expenses	1,000
Miscellaneous expenses	25,259

Total	$550,000

Item 15. Indemnification of Directors and Officers

Our Articles of Incorporation provide that we shall indemnify our officers and directors against all expenses (including attorneys’ fees), judgments and amounts paid in settlement (before or after suit is commenced), actually and necessarily incurred by them because they are or were a director or officer, unless they are adjudged to have been negligent or to have engaged in misconduct in the performance of their duty.

Our Articles of Incorporation also provide that officers and directors shall have no personal liability to the corporation or its stockholders for damages for breach of a fiduciary duty as a director or officer, except for damages resulting from (a) acts or omissions that involve intentional misconduct, fraud or a knowing violation of law or (b) the payment of dividends in violation of the provisions of Section 78.300 of the Nevada Revised Statutes, as amended or succeeded.

Our Bylaws provide that we shall indemnify any officer or director who was or is a party or is threatened to be made a party to any action, suit, or proceeding (other than any action by or in the right of the corporation), by reason of the fact that he is or was a director or officer of the corporation, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with any such action, suit, or proceeding, if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Our Bylaws provide that we shall indemnify any director or officer who was or is a party or is threatened to be made a party to any action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the company, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to our best interests, except that no indemnification shall be made with respect of any matter to which such person shall have been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the company or for amounts paid in settlement to the company, unless and only to the extent that a court shall determine that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses.

The provisions of our Articles of Incorporation and Bylaws are limited by Section 78.751 of the Nevada Revised Statutes, which provides that, unless ordered by a court or advanced in accordance with such Section, a corporation may not indemnify a director or officer unless authorized in the specific case upon a determination by the board of directors, a committee of the board of directors, special legal counsel or by the stockholders that indemnification is proper in the circumstances.

Our Bylaws provide that we shall pay expenses incurred by an officer or director in their defense in advance of the final disposition of the action. Furthermore, our Bylaws provide that we may purchase director and officer insurance to protect officers and directors against loss whether or not we would be able to indemnify the officers and directors against such loss. We have obtained insurance in this regard.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is contrary to public policy as expressed in the Securities Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the company of expenses incurred or paid by a director, officer or controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

Exhibit No.	Exhibit	Incorporated by Reference / Filed Herewith
1.1	Form of Underwriting Agreement	To be filed by amendment

3.1	Articles of Incorporation, as amended to date	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 001-10013

3.2	Bylaws	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 31, 2003, File No. 001-10013

4.1	Form of Certificate representing shares of VitalStream Holdings, Inc. Common Stock	Incorporated by reference to the Amendment No. 1 on Form 8-A/A filed with the SEC on June 27, 2006, File No. 000-17020.

5.1	Opinion of Parr Waddoups Brown Gee & Loveless as to the legality of the securities being registered	To be filed by amendment

23.1	Consent of Rose, Snyder & Jacobs	Filed herewith

23.2	Consent of Parr Waddoups Brown Gee & Loveless, P.C.	Included in Item 5.1

24	Powers of Attorney	Included on Signature Page hereof

Item 17. Undertakings

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of registrant pursuant to the foregoing provisions, or otherwise, registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on September 12, 2006.

VitalStream Holdings, Inc.

/S/ JACK L. WATERMAN
Jack L. Waterman,
Chief Executive Officer and Chairman

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jack L. Waterman and Philip N. Kaplan, and each or any of them, as his true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ JACK L. WATERMAN Jack L. Waterman	Chief Executive Officer and Chairman (Principal Executive Officer)	September 12, 2006

/S/ PHILIP N. KAPLAN Philip N. Kaplan	President, Chief Operating Officer and Director (Principal Operating Officer)	September 12, 2006

/S/ ERIC L. MERSCH Eric L. Mersch	Chief Financial Officer (Principal Financial and Accounting Officer)	September 12, 2006

/S/ LEONARD WANGER Leonard Wanger	Director	September 12, 2006

/S/ MELVIN A. HARRIS Melvin A. Harris	Director	September 12, 2006

/S/ RAYMOND L. OCAMPO JR. Raymond L. Ocampo Jr.	Director	September 12, 2006

/S/ PHILIP SANDERSON Philip Sanderson	Director	September 12, 2006

/S/ SALVATORE TIRABASSI Salvatore Tirabassi	Director	September 12, 2006

Exhibit Index

Exhibit No.	Exhibit	Incorporated by Reference / Filed Herewith
1.1	Form of Underwriting Agreement	To be filed by amendment

3.1	Articles of Incorporation, as amended to date	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 001-10013

3.2	Bylaws	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 31, 2003, File No. 001-10013

4.1	Form of Certificate representing shares of VitalStream Holdings, Inc. Common Stock	Incorporated by reference to the Amendment No. 1 on Form 8-A/A filed with the SEC on June 27, 2006, File No. 000-17020.

5.1	Opinion of Parr Waddoups Brown Gee & Loveless as to the legality of the securities being registered	To be filed by amendment

23.1	Consent of Rose, Snyder & Jacobs	Filed herewith

23.2	Consent of Parr Waddoups Brown Gee & Loveless, P.C.	Included in Item 5.1

24	Powers of Attorney	Included on Signature Page hereof